Procaccianti Hotel REIT

ANNUAL REPORT 2024

Staybridge Suites

St. Petersburg, FL

Acquired by Procaccianti Hotel REIT, Inc. in March 2018, the 119-room, Staybridge Suites St. Petersburg (FL) enjoys an ideal location in the midst of world class sporting venues, beaches, medical facilities, educational campuses and multiple Fortune 500 company headquarters.

Hilton Garden Inn

Providence, RI

Acquired by Procaccianti Hotel REIT, Inc. in February 2020, the 137-room Hilton Garden Inn Providence (RI) enjoys a central waterfront location proximate to several world class universities, medical facilities, leisure attractions, beaches and Downtown Providence which is home to multiple Fortune 500 company headquarters.

Hotel Indigo

Traverse City, MI

Purchased by Procaccianti Hotel REIT, Inc. in August of 2018, the 107-room, boutique style, select-service hotel overlooks Lake Michigan's West Grand Traverse Bay. Located in the Downtown Warehouse District, the hotel features include underground valet parking, approximately 3,000 square feet of meeting space, a fitness center, business center, restaurant and a rooftop bar overlooking West Grand Traverse Bay.

Springhill Suites

Wilmington, NC

Acquired by Procaccianti Hotel REIT, Inc. in March 2018, the Springhill Suites Wilmington boasts 120 contemporary hotel suites offering an abundance of guest-centric amenities, including complimentary high-speed Wi-Fi access, pullout sofa-beds, flat-screen TVs, mini-fridge and microwave and an ergonomic desk. The hotel enjoys a variety of stable business and leisure demand drivers.

Cherry Tree Inn

Traverse City, MI

Acquired by Procaccianti Hotel REIT, Inc. in July 2021, the 76-room, Cherry Tree Inn & Suites is a freshwater beachfront hotel located on the shores of the East Grand Traverse Bay. The property offers a full suite of amenities including indoor and outdoor pools and hot tubs, complimentary hot breakfasts, and nearly 700 sq. ft. of meeting space.

TO THE STOCKHOLDERS OF PROCACCIANTI HOTEL REIT, INC.:

First and foremost, on behalf of the Procaccianti family and all of us at Procaccianti Hotel REIT, Inc. (the "Company," "we," "our" or "us"), we wish to extend our most sincere best wishes to each and every stockholder, and we hope this finds you safe and healthy.

The Company's principals and senior executives, and our highly experienced property-level management teams employed by TPG Hotels & Resorts, our hospitality and property management affiliate, have over four decades of experience in the hospitality industry, and have weathered many market swings, including 9/11, the Great Recession of 2008, and the Covid-19 global pandemic. In 2025, there are uncertainties around potential government actions, tariffs and the toll of geopolitical tensions, we believe that the combination of our world-class professionals and our resilient strategy has positioned our portfolio to thrive in the future.

We believe our experience navigating prior periods of significant market dislocation served our investment strategy well and has prepared us to capitalize on the positive trends for both leisure and business travel. Furthermore, we are confident in our ability to effectively manage the high-quality real estate assets that we have accumulated in order to advance our investment strategy and produce desired results for our valued stockholders.

INVESTMENT STRATEGY

We have used the net proceeds from the sale of shares of Class K common stock, shares of Class K-I common stock, and shares of Class K-T common stock in our public offering (the "Public Offering") and other sources of debt and equity financing to invest in a diverse portfolio of real estate investments located throughout the United States in the hospitality sector. We have acquired existing hotel properties and entered into management agreements for their operations, with the objective of providing a stable and secure source of income for our stockholders and maximizing potential returns upon disposition of our assets through capital appreciation. Within our hotel portfolio, we have focused on investments in "upper midscale" and "upscale" properties that satisfy our investment goals. Our emphasis has been on stabilized, income-producing hospitality assets and those that offer modest value-add opportunities through limited capital improvements, revenue enhancements, operational improvements, and correction of expense inefficiencies.

PORTFOLIO AND OPERATIONAL HIGHLIGHTS

For the year ended December 31, 2024, our hotel properties generated a consolidated $31.9 million in gross revenues and net income adjusted for noncontrolling interest of $4.0 million. Increases in average daily rates offset by higher debt costs resulted in us recognizing a consolidated net income attributable to common stockholders of $1.5 million, compared to a consolidated net income of $1.3 million in the prior year. We were able to utilize gross operating proceeds from our hotel properties to pay cash distributions to stockholders of $3.8 million for the year ended December 31, 2024. Our Public Offering terminated August 13, 2021, though we continue offering shares pursuant to our Distribution Reinvestment Plan.

We expect to prudently manage our hotel portfolio and leverage our expertise to make decisions with one goal in mind – to deliver value for you, our stockholders.

Thank you again for your investment in Procaccianti Hotel REIT, Inc.

Sincerely,

James A. Procaccianti
President | Chief Executive Officer | Director | Chairman of the Board of Directors

FORWARD-LOOKING STATEMENTS

Statements in this letter are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include but are not limited to: current economic conditions, interest rate fluctuations and other risks described in the Company's Annual Report on Form 10-K, as updated by its other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on any forward-looking statements and the Company undertakes no duty to update any forward-looking statements.

REPORT OF INDEPENDENT DIRECTORS

As Independent Directors of the Company, we have reviewed the policies followed by the Company and believe they are in the best interest of its stockholders. The basis for this conclusion is summarized below.

The Company has developed a system of policies designed to enable the Company to achieve its goals and objectives, as outlined in the Company's charter. These policies cover, among other things, investments in properties, allocation of investment opportunities, borrowing and related party transactions.

The Company's primary investment objectives are to: (i) provide stable income to stockholders through the payment of cash distributions; (ii) preserve and return stockholders' capital contributions and (iii) maximize risk-adjusted returns on stockholders' investment. The Company has established policies related to borrowing limits and related party transactions. The foregoing policies are intended to minimize investment risks and provide greater stability as compared to other sectors of the commercial real estate market.

We have reviewed the transactions between the Company and its advisor and affiliates of its advisor that occurred during the year ended December 31, 2024, which are described in Note 7 to the Consolidated Financial Statements contained in this Annual Report, and have determined that these transactions are fair and reasonable to the Company and its stockholders.

Lawrence Aubin
Thomas R. Engel
Ronald S. Ohsberg

The Company is required, pursuant to its charter, to provide the following information. The Company's ratio of the costs of raising capital during the year ended December 31, 2024 to the capital raised was 0% as the Public Offering was terminated in 2021. During the year ended December 31, 2024, the Company's total operating expenses were approximately 1.31% of its average invested assets and 19.68% of net income.

Board of Directors and Executive Officers

James Procaccianti
Chief Executive Officer, President and Chairman of the Board of Directors

Gregory Vickowski
Chief Financial Officer, Treasurer and Director

Ron Hadar
Secretary and General Counsel

Lawrence Aubin
Independent Director

Thomas R. Engel
Independent Director

Ronald S. Ohsberg
Independent Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 000-56272

PROCACCIANTI HOTEL REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	**81-3661609**
(State or Other jurisdiction of incorporation or organization)	(I.R.S Employer Identification Number)
1140 Reservoir Avenue, Cranston, RI	**02920-6320**
(Address of Principal Executive Offices)	(Zip Code)

(401) 946-4600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Trading Symbol(s)**	**Name of each exchange on which registered:**
NA	NA	NA

Securities registered pursuant to Section 12(g) of the Act:

Title of Class:
N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There is no established market for the registrant's shares of common stock.

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, there were approximately 3,898,987 shares of Class K common stock, 1,381,202 shares of Class K-I common stock, 10 shares of Class K-T common stock, 581,410 shares of Class A common stock, and 125,000 shares of Class B common stock held by non-affiliates, for an aggregate market value of $59,409,091 assuming a market value of $10.17 per share of Class K common stock, $10.17 per share of Class K-I common stock, $12.23 per share of Class K-T common stock, $9.82 per share of Class A common stock and $0.00 per share for Class B common stock.

As of March 24, 2025, there were 3,875,229 shares of the Registrant's Class K common stock issued and outstanding, 1,409,403 shares of the Registrant's Class K-I common stock issued and outstanding, 581,410 shares of the Registrant's Class A common stock issued and outstanding and 125,000 shares of the Registrant's Class B common stock issued and outstanding.

PROCACCIANTI HOTEL REIT, INC.

INDEX

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this Annual Report on Form 10-K (this "Annual Report") that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Such risks, uncertainties, and other important factors, include, among others, the risks, the uncertainties and factors set forth under Part I – Item 1A. "Risk Factors" and Part II – Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the risks and uncertainties related to the following:

- the impact of supply chain disruptions on our ability to comply with brand standards and guest expectations and the ability of our third-party managers to source supplies and other items required for operations;

- our ability to successfully negotiate amendments and covenant waivers under our secured and unsecured indebtedness;

- our ability to comply with contractual covenants;

- cyber incidents and information technology failures, including unauthorized access to our computer systems and/or our vendor's computer systems, and our third-party management companies' or franchisors' computer systems and/or their vendors' computer systems;

- the impacts of artificial intelligence ("AI") related to data privacy;

- business, financial and operating risks inherent to real estate investments and the hospitality industry;

- seasonal and cyclical volatility relating to the hospitality industry;

- adverse changes in specialized industries, such as the energy, technology and/or tourism industries, that result in a sustained downturn of related business and corporate spending that may negatively impact our revenues and results of operations;

- macroeconomic and other factors beyond our control that can adversely affect and reduce demand for hotel rooms;

- domestic and global political risks and uncertainties, including the war in Ukraine, tensions between China and the United States, unrest in the Middle East and other economic disruptions and U.S. and global recession concerns, on our financial condition and results of operations;

- inflation which increases labor and other costs of providing services to guests and meeting hotel brand standards, as well as costs related to construction and other capital expenditures, property and other taxes, and insurance, which could result in reduced operating profit margins;

- events beyond our control, such as war, terrorist or cyber-attacks, pandemics or epidemics, mass casualty events, government shutdowns and closures, travel-related health concerns and natural disasters;

- changes in economic conditions generally and the real estate and debt markets specifically;

- our ability to obtain financing on acceptable terms;

- our levels of debt and the terms and limitations imposed on us by our debt agreements;

- our ability to successfully identify and acquire properties on terms that are favorable to us;

- risks inherent in the real estate business, including potential liability relating to environmental matters and the lack of liquidity of real estate investments;

- changes in demand for rooms at our hotel properties;

- the fact that we pay fees and expenses to our advisor, Procaccianti Hotel Advisors, LLC ("PHA"), and its affiliates that were not negotiated on an arm's-length basis and the fact that the payment of these fees and expenses increases the risk that our stockholders will not earn a profit on their investment in us;

- our ability to retain our executive officers and other key personnel of PHA, our property manager and other affiliates of PHA;

- our ability to generate sufficient cash flows to pay distributions to our stockholders;

- legislative or regulatory changes (including changes to the laws governing the taxation of REITs (as defined below);

- the availability of capital;

- changes in interest rates; and

- changes to U.S. generally accepted accounting principles ("GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. These risks and uncertainties may be amplified by macroeconomic events. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.   **Business**

Overview

Procaccianti Hotel REIT, Inc. (which is referred to in this Annual Report, as context requires, as the "Company," "we," "us," or "our") was formed on August 24, 2016, under the laws of Maryland to acquire and own a diverse portfolio of hospitality properties consisting primarily of select-service, extended-stay and compact full-service hotel properties throughout the United States. As of December 31, 2024, we owned an interest in five select-service hotel properties. We elected to be taxed as, and currently operate as, a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2018.

Substantially all of our business is conducted through Procaccianti Hotel REIT, L.P., a Delaware limited partnership (the "Operating Partnership"). We are the sole general partner of the Operating Partnership. We are externally managed by PHA pursuant to an advisory agreement by and among us, our Operating Partnership and PHA, dated August 2, 2018 (as amended, the "Advisory Agreement"). PHA is an affiliate of our sponsor, Procaccianti Companies, Inc. ("Sponsor").

To maintain our qualification as a REIT, the Company cannot operate its hotels. Therefore, the Operating Partnership and its subsidiaries lease our wholly owned hotels to taxable REIT subsidiary lessees ("TRS Lessees"), which are wholly owned by the Company's taxable REIT subsidiary ("TRS") holding company. Each hotel is leased to a TRS Lessee under a percentage lease that provides for rental payments equal to the greater of (i) a fixed base rent amount or (ii) a percentage rent based on hotel room revenue. Lease revenue from each TRS Lessee is eliminated in consolidation for financial statement purposes. The TRS Lessees have entered into management agreements with third-party management companies that provide day-to-day management for the hotels. These may include TPG Hotels & Resorts, Inc., an affiliate of our Sponsor and PHA, or TPG Hotels & Resorts, Inc.'s wholly owned subsidiaries, which we collectively refer to as TPG, or other affiliates or designees of TPG. Our property manager operates and manages all or substantially all of our hotel properties.

We anticipate our TRSs will enter into property management agreements with one or more property management companies affiliated with our Sponsor. We expect our property manager will operate and manage all or substantially all of our hotel properties. We collectively refer to TPG and other property management companies affiliated with our Sponsor as our property manager.

PHA and affiliated property managers are entitled to receive fees during the acquisition and operational stages of the Company, and PHA may be eligible to receive fees during the liquidation stage of the Company.

We raised the equity capital for our real estate investments through a private offering (the "Private Offering") and a public offering (the "Public Offering", together with the Private Offering, the "Offerings") from September 2016 through August 2021, and we have offered shares through our distribution reinvestment plan ("DRIP") pursuant to a Registration Statement on Form S-3 (the "DRIP Offering") since August 2021.

We terminated our Private Offering prior to the commencement of the Public Offering, and, as of such termination, received approximately $15,582,755 in gross proceeds from the sale of shares of Class K common stock ("K Shares") and Class A common stock ("A Shares", including Units (which were comprised of one K Share and one A Share, (the "Units"))), in the Private Offering. Of the $15,582,755 in gross proceeds received, $2,954,095 was from the sale of A Shares to TPG Hotel REIT Investor, LLC ("THR"), an affiliate of PHA, to fund organization and offering expenses associated with the K Shares and Units.

Since the commencement of the Public Offering and through December 31, 2024, we received approximately $42,080,120 in gross proceeds from the sale of K Shares, shares of Class K-I common stock ("K-I Shares") and shares of Class K-T common shares ("K-T Shares") in the Public Offering, inclusive of proceeds from the sale of $1,903,807 of K Shares, $1,303,590 of K-I Shares and $72,561 of K-T Shares pursuant to the DRIP. Additionally, on October 26, 2018, June 10, 2019 and January 19, 2021, we received $1,500,000, $690,000 and $440,000, respectively, from the sale of A Shares to THR in private placements, the proceeds of which were used to pay the selling commissions, dealer manager fees, stockholder servicing fees, and other organizational and offering expenses related to the K Shares, K-I Shares and K-T Shares sold in the primary offering portion of the Public Offering. In addition, we allocated proceeds from the sale of A Shares in amounts that represent the difference between (i) the applicable estimated net asset value ("NAV") per K-I Share and the applicable offering price of K-I Shares sold in the Public Offering and (ii) any discount to the applicable offering price of K Shares, K-I Shares and K-T Shares arising from reduced or waived selling commissions (other than reduced selling commissions for volume discounts) or dealer manager fees.

We intend to establish an estimated per share NAV ("Estimated Per Share NAV") on at least an annual basis. Each Estimated Per Share NAV was determined by our board of directors after consultation with PHA and an independent third-party valuation firm. The Estimated Per Share NAV is not subject to audit by our independent registered public accounting firm. The following table outlines the established Estimated Per Share NAV as determined by our board of directors for the last five years as of each valuation date presented below (which were the Estimated Per Share NAV for the K Shares, K-I Shares and K-T Shares, unless otherwise indicated):

		Estimated Per Share NAV				
Valuation Date	Effective Date	Class K	Class K-I	Class K-T	Class A	Class B
March 31, 2024	June 17, 2024	$10.17	$10.17	$12.23	$9.82	$0.00
March 31, 2023	June 27, 2023	$11.53	$11.53	$11.96	$22.76	$14.77
March 31, 2022	June 27, 2022	$10.29	$10.29	$10.29	$13.34	$1.25
March 31, 2021	June 9, 2021	$9.85	$9.77	$9.85	$0.00	$0.00
March 31, 2020	June 10, 2020	$8.56	$8.55	$8.56	$0.00	$0.00
March 31, 2019	May 23, 2019	$10.00	$10.00	$10.00	$3.97	$0.00

Components of NAV	3/31/2024
Real Estate...	$ 125,620,000
Mortgage Notes Payable................................	(62,963,558)
Other Assets	10,934,792
Other Liabilities	(5,036,385)
Noncontrolling Interest................................	(7,847,862)
NAV..	$ 60,706,987

Components of NAV by Share Class	Class K	Class K-I	Class K-T	Class A	Class B	Total
Accrued Unpaid Distributions	$ 672,843	$ 239,381	$ 6,702	$ 2,287,044	$ —	$ 3,205,970
Liquidation Preference	40,307,849	13,738,038	30,098	3,425,032	—	$ 57,501,017
Remaining Distribution Allocation. . . .	—	—	—	—	—	$ —
NAV.	$ 40,980,692	$ 13,977,419	$ 36,800	$ 5,712,076	$ —	$ 60,706,987
Shares Outstanding	4,030,785	1,373,804	3,010	581,410	125,000	
Estimated Per Share NAV.	$ 10.17	$ 10.17	$ 12.23	$ 9.82	$0.00	

The Estimated Per Share NAV of each of our classes of capital stock is calculated in accordance with our charter, as amended (the "charter"). Our NAV is, in accordance with our charter, allocated (i) first, to the liquidation preference on each of the K-I Shares, K Shares and K-T Shares equal to $10.00, plus all accumulated, accrued, and unpaid distributions on the K-I Shares, K Shares and K-T Shares, respectively, (ii) second, to the payment of any deferred and unpaid asset management fees, acquisition fees and disposition fees (including interest accrued on all such fees at a non-compounded rate of 6.0% per annum) to PHA, (iii) third, to the liquidation preference on the A Shares equal to $10.00, plus all accumulated, accrued and unpaid distributions on the A Shares, and (iv) fourth, following the distribution and payment in full of all of the preceding obligations, (a) 50.0% of the remaining NAV is allocated to the holders of the K-I Shares, K Shares and K-T Shares (pro rata based on the number of K-I Shares, K Shares, and K-T Shares outstanding), (b) 12.5% of the remaining NAV is allocated to B Shares, and (c) 37.5% of remaining NAV is allocated to the A Shares.

2024 Highlights

As of December 31, 2024:

- we continued offering shares pursuant to the DRIP Offering following the termination of the Public Offering, raising $805,366 in DRIP proceeds during 2024;

- our board of directors determined an Estimated Per Share NAV of $10.17 for each of our K Shares and K-I Shares, $12.23 for each of our K-T Shares, $9.82 per A Share and $0.00 per B Share, as of March 31, 2024; and

- mortgage notes for the Staybridge Suites St. Petersburg and the Springhill Suites Wilmington were refinanced on April 25, 2024. The mortgage note for the Hotel Indigo Traverse City was refinanced on June 6, 2024.

Investment Objectives

We have investments in commercial real estate properties with an intended focus on the hotel sector. Our primary investment objectives are:

- to provide stable income for stockholders through the payment of cash distributions;

- to preserve and return stockholders' capital contributions; and

- to maximize risk-adjusted returns on stockholders' investment.

Investment Strategy

We used the net proceeds from the sale of K Shares, K-I Shares and K-T Shares in the Public Offering and other sources of debt and equity financing to invest in a diverse portfolio of real estate investments located throughout the United States in the hospitality sector. We acquired existing hotel properties and entered into management agreements for their operations, with the objective of providing a stable and secure source of income for our stockholders and maximizing potential returns upon disposition of our assets through capital appreciation. Within our hotel portfolio, we focused on investments in "upper midscale," "upscale," and "upper upscale" properties that satisfy our investment goals. Our emphasis has been on stabilized, income-producing hospitality assets and those that offer modest value-add opportunities through limited capital improvements, revenue enhancements, operational improvements, and correction of expense inefficiencies.

We invested substantially all of the net proceeds of the Offerings and other sources of debt and equity financing in hospitality properties, which comprise 100% of the aggregate cost of our portfolio. Our board of directors may revise this targeted portfolio allocation from time to time, or at any time, if it determines that a different portfolio composition is in our stockholders' best interests.

Real Estate Portfolio

As of December 31, 2024, we owned interests in five select-service hotel properties located in four states with a total of 559 rooms. Our properties were financed with a combination of debt and offering proceeds from both our Private Offering and our Public Offering.

The following table summarizes our five select-service hotel properties as of December 31, 2024:

Property Name *	Date Acquired	Location	Ownership Interest	Contract Purchase Price[1][2]	Rooms	Mortgage Debt Outstanding
Springhill Suites Wilmington. . . .	05/24/2017 [1]	Wilmington, NC	51%	$ 18,000,000	120	$ 10,850,000
Staybridge Suites St. Petersburg .	06/29/2017 [1]	St. Petersburg, FL	51%	$ 20,500,000	119	$ 12,820,000
Hotel Indigo Traverse City.	08/15/2018	Traverse City, MI	100%	$ 26,050,000	107	$ 15,600,000
Hilton Garden Inn Providence . . .	02/27/2020	Providence, RI	100%	$ 28,500,000	137	$ 16,385,078
Cherry Tree Inn & Suites	07/30/2021	Traverse City, MI	100%	$ 15,000,000	76	$ 9,119,297

* We believe each property is suitable for its present and intended purposes and adequately covered by insurance.

(1) Represents the date and contract purchase price of Procaccianti Convertible Fund, LLC's ("PCF") acquisition of the Springhill Suites Wilmington and the Staybridge Suites St. Petersburg. We exercised our option under an option agreement to purchase a 51% membership interest in PCF on March 29, 2018.

(2) Contract purchase price excludes acquisition fees and costs.

Property investments in upgrades and improvements that are normal in the course of our business during the year ended December 31, 2024 were funded from refinancings and with cash on hand in our furniture and fixtures and equipment reserve accounts.

Borrowing Policies

We believe that utilizing borrowing is consistent with our investment objectives and has the potential to maximize returns to our stockholders. Under our charter, our borrowings may not exceed 300% of our total "net assets" (as defined in our charter) as of the date of any borrowing (which is the maximum level of indebtedness permitted under the Statement of Policy Regarding Real Estate Investment Trusts revised and adopted by the North American Securities Administrators Association on May 7, 2007 (the "NASAA REIT Guidelines") absent a satisfactory showing that a higher level is appropriate), which is generally expected to be approximately 75% of the cost of our investments. However, we can exceed this threshold if doing so is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report with an explanation of the justification for the excess borrowing.

As of December 31, 2024, our total outstanding indebtedness totaled $64,868,569, including mortgage notes, and loans from affiliates. This amount did not exceed 300% of the value of our net assets.

Disposition Policies

We intend to hold each property we acquired for an extended period. However, circumstances might arise that could result in the early sale of some properties. We expect our board of directors to make the determination pursuant to recommendations by PHA with respect to whether we should sell or dispose of a particular property based on the determination that the sale of the property would be in the best interest of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of before the end of the expected holding period for the property will be made after consideration of relevant factors (including prevailing economic conditions, and the performance or projected performance and appreciation of the property) with a view to achieving maximum capital appreciation. We cannot assure investors that this objective will be realized. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

If we do not begin the process of achieving a liquidity event by the seventh anniversary of the termination of our Public Offering, our charter requires a majority of our board of directors, including a majority of our independent directors, to adopt a resolution declaring that a plan of liquidation of our company is advisable and directing that the plan of liquidation be submitted for consideration at either an annual or special meeting of stockholders, unless the adoption of a plan of liquidation by our board of directors and submission of such plan to stockholders is postponed by a vote of a majority of our board of directors and a majority of the independent directors. If we submit a plan of liquidation to our stockholders, holders of A Shares, K-I Shares, K Shares and K-T Shares, voting together as a single class, will each be entitled to one vote for each such share held as of the record data established by our board of such vote. If we have sought and failed to receive approval of such stockholders of a plan of liquidation, we will continue operating and, upon the written request of the holders of A Shares, K-I Shares, K Shares and K-T Shares owning in the aggregate not less than 10% of the then outstanding A Shares, K-I Shares, K Shares and K-T Shares, the plan of liquidation will be submitted for consideration by proxy statement to such stockholders up to once every two years.

Economic Dependency

We depend on PHA for certain services that are essential to us, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of our real estate portfolio, and other general and administrative responsibilities. In the event that PHA is unable to provide these services to us, we will be required to obtain such services from other sources, and our failure to identify such other sources could have an adverse impact on our financial condition and results of operations.

Competition

The hotel industry is highly competitive. Our hotel properties will compete on the basis of location, room rates, quality, range of services, brand affiliation, and reservation systems, among many other factors. New hotel properties may be constructed, which results in new competitors in a market, in some cases without corresponding increases in demand for hotel rooms. We expect to face competition from many sources. We will face competition from other hotel properties both in the immediate vicinity and the geographic market where our hotel properties will be located. Over-building of hotel properties in the markets in which we operate may increase the number of rooms available and may decrease occupancy and room rates, which would adversely affect our operations.

We also compete with alternative lodging products for guests. Certain companies, including Airbnb, homeaway.com and VRBO.com, offer vacation and overnight lodging to the public. This competition could reduce occupancy levels and rental revenues at our properties, which would adversely affect our profitability and impede our growth.

We compete with numerous real estate companies and other owners of real estate in seeking hotel properties for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, other REITs and other well-capitalized investors, will compete with us to acquire existing properties, and many of these investors will have greater sources of capital to acquire properties. This competition could increase prices for properties of the type we would likely pursue and adversely affect our profitability and impede our growth. Competition when multiple hospitality investors are seeking to dispose of properties can conversely decrease prices for properties, which, if we are trying to dispose of properties, could adversely affect our profitability and our ability to make distributions to our stockholders.

Income Taxes

We elected to be taxed as, and currently qualify as, a REIT under the Code commencing with our taxable year ended December 31, 2018. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year following the year we initially elected to be taxed as a REIT, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service (the "IRS") grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we are, and intend to continue to be, organized and operated in such a manner as to qualify for treatment as a REIT.

Distribution Policy

Our board of directors may authorize payment of distributions in excess of those required for us to maintain REIT status as it deems appropriate. The timing and amount of distributions will be determined by our board of directors, in its sole discretion, and may vary from time to time. Our board of directors' discretion will be influenced in substantial part by its obligation to cause us to comply with the REIT requirements of the Code. We can provide no assurance that we will be able to pay distributions on our K Shares, K-I Shares or K-T Shares. However, distributions will continue to accumulate pursuant to our charter.

Our board of directors has adopted a policy to refrain from funding distributions with offering proceeds; instead, we plan to fund distributions from cash flows from operations and capital transactions (other than the Public Offering or other securities offerings but which may include the sale of one or more assets). However, our charter does not restrict us from paying distributions from any particular source, including proceeds from securities offerings, and our board of directors has the ability to change our policy regarding the source of distributions. However, in accordance with Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our charter provides otherwise, senior liquidation preferences. Our charter currently provides that amounts that would be needed, if we were to dissolve at the time of such distributions, to satisfy the preferential rights upon dissolution of holders of K Shares, K-I Shares and K-T Shares shall not be added to our total liabilities for these purposes. Subject to the preceding, our board of directors will determine the amounts of distributions we will pay to our stockholders. We have not established a minimum distribution level.

We paid quarterly distributions with respect to all quarters during 2023 and 2024 with gross operating cash flow from our hotel properties, consistent with prior distributions. We have paid all accrued distributions as of December 31, 2024. Our board of directors will make determinations as to the payment of future distributions on a quarterly basis; however, distributions will continue to accumulate pursuant to the Company's charter.

Conflicts of Interest

PHA experiences potential conflicts of interest in connection with the management of our business affairs, including the following:

- through a facilities, personnel, equipment and cost sharing agreement between PHA and our Sponsor (which we refer to as a cost sharing agreement), PHA utilizes employees from affiliated entities, including our Sponsor, in connection with various services, such as acquisitions, asset management, human resources, accounting, tax, valuation, information technology services, office space, compliance and legal;

- PHA shares personnel with its affiliates, and such personnel must determine which investment opportunities to recommend to us or another program or joint venture managed by PHA or an affiliate, and must determine how to allocate resources among us and any other future programs or investments managed by PHA or its affiliates;

- PHA, our property manager, their affiliates and their employees share resources and allocate their time between us and the other real estate investment projects and business activities in which they may be involved;

- PHA may structure the terms of joint ventures between us and programs sponsored by our Sponsor's affiliates;

- PHA and its affiliates will have to allocate their time between us and other real estate programs and activities in which they are involved;

- PHA and its affiliates receive fees in connection with the purchase, management, and sale of our properties, regardless of the quality of the property acquired or the services provided to us;

- due to the apparent preference of public markets for internally managed companies, a decision to list our shares on a national securities exchange could be preceded by a decision to become internally managed. Given PHA's familiarity with our assets and operations, we could prefer to become internally managed by acquiring PHA. Even though PHA will not receive internalization fees, such an internalization transaction could result in significant payments to affiliates of PHA irrespective of whether our stockholders received the returns on which we have conditioned other back-end compensation, and we would not be required to seek a stockholder vote to become internally managed; and

- all of our officers will face these conflicts because of their affiliation with PHA.

Governmental Regulations

Our properties are subject to various federal, state and local regulatory laws and requirements, including, but not limited to, the Americans with Disabilities Act of 1990, as amended (the "ADA"), zoning regulations, building codes and land use laws, and building, occupancy and other permit requirements. Noncompliance could result in the imposition of governmental fines or the award of damages to private litigants. While we believe that we are currently in material compliance with these regulatory requirements, the requirements may change or new requirements may be imposed that could require significant unanticipated expenditures by us. Additionally, local zoning and land use laws, environmental statutes, health and safety rules and other governmental requirements may restrict, or negatively impact, our property operations, or expansion, rehabilitation and reconstruction activities and such regulations may prevent us from taking advantage of economic opportunities. Future changes in federal, state or local tax regulations applicable to REITs, real property or income derived from our real estate could impact the financial performance, operations, and value of our properties and the Company.

Environmental Regulations

Under various federal, state, and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person who arranges for the disposal of a hazardous substance or transports a hazardous substance for disposal or treatment from property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner's ability to sell the affected property or to borrow using the affected property as collateral.

In connection with the ownership and operation of our properties, we, our Operating Partnership, or TRSs may be potentially liable for any such costs. In addition, the value of any hotel property loan we originate or acquire would be adversely affected if the underlying property contained hazardous or toxic substances.

Phase I environmental assessments, which are intended to identify potential environmental contamination for which our properties may be responsible, have been obtained on substantially all of our properties. Such Phase I environmental assessments included:

- historical reviews of the properties;

- reviews of certain public records;

- preliminary investigations of the sites and surrounding properties;

- screening for the presence of hazardous substances, toxic substances, and underground storage tanks; and

- the preparation and issuance of a written report.

Such Phase I environmental assessments did not include invasive procedures, such as soil sampling or ground water analysis. Such Phase I environmental assessments have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets, results of operations, or liquidity, and we are not aware of any such liability. To the extent Phase I environmental assessments reveal facts that require further investigation, we would perform a Phase II environmental assessment. However, it is possible that these environmental assessments will not reveal all environmental liabilities. There may be material environmental liabilities of which we are unaware, including environmental liabilities that may have arisen since the environmental assessments were completed or updated. No assurances can be given that: (i) future laws, ordinances, or regulations will not impose any material environmental liability; or (ii) the current environmental condition of our properties will not be affected by the condition of properties in the vicinity (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

We believe our properties are in compliance in all material respects with all federal, state, and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Neither we nor, to our knowledge, any of the former owners of our properties have been notified by any governmental authority of any material noncompliance, liability, or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties. We believe our properties are in compliance in all material respects with all federal, state, and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Neither we nor, to our knowledge, any of the former owners of our properties have been notified by any governmental authority of any material noncompliance, liability, or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties.

Inflation

We rely entirely on the performance of our hotel properties and the ability of our property managers to increase revenues to keep pace with inflation. Hotel operators can generally increase room rates, but competitive pressures may limit their ability to raise rates faster than inflation. Our general and administrative costs, real estate and personal property taxes, property and casualty insurance, labor costs and utilities are subject to inflation as well.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at our hotel properties, and other hotel properties we may acquire, may cause quarterly fluctuations in our revenues. Specifically, business class hotels tend to draw lower occupancy rates during holidays, as there is less business travel on such dates. Quarterly revenue also may be adversely affected by renovations and repositionings, our property managers' effectiveness in generating business and by events beyond our control, such as future pandemics or epidemics, extreme weather conditions, natural disasters, terrorist attacks or alerts, civil unrest, government shutdowns, airline strikes or reduced airline capacity, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, we expect to utilize cash on hand or, if necessary, any available other financing sources to make distributions.

Employees

We have no paid employees. The employees of PHA or its affiliates provide management, acquisition, advisory and certain administrative services for us. Pursuant to our Advisory Agreement with PHA, we will reimburse PHA for costs incurred in providing these administrative services. PHA will be required to allocate the cost of such services to us based on objective factors such as total assets, revenues and/or time allocations. At least annually, our board of directors will review the amount of administrative services expense reimbursable to PHA to determine whether such amounts are reasonable in relation to the services provided. During the years ended December 31, 2024 and 2023, our Sponsor requested reimbursement for $180,839 and $147,095, respectively, of such administrative service expenses.

Environmental, Social and Governance ("ESG")

As our portfolio evolves over time, sustainability will continue to increase in significance as we adapt and develop existing assets. We seek to ensure that all future changes to our portfolio, including new development, major renovation and on-going operations, are done in a socially and environmentally responsible manner.

Insurance

We maintain comprehensive insurance, including liability, property, workers' compensation, rental loss, environmental, terrorism, cybersecurity, directors and officers and, when available on commercially reasonable terms, flood, wind and earthquake insurance, with policy specifications, limits, and deductibles customarily carried for similar properties. Certain types of losses (for example, matters of a catastrophic nature such as global pandemics, acts of war or substantial known environmental liabilities) as well as certain types coverages previously available under policies set forth above (for example, communicable disease, abuse & molestation coverages previously available under general liability policies) are either uninsurable or require substantial premiums that are not economically feasible to maintain. Certain types of losses, such as those arising from subsidence activity, are insurable only to the extent that certain standard policy exceptions to insurability are waived by agreement with the insurer. We believe, however, that our properties are adequately insured, consistent with industry standards.

Financial Information About Industry Segments

Our current business consists of owning, managing, operating, leasing, acquiring, developing, investing in, and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment.

Available Information

We are subject to the reporting and information requirements of the Exchange Act and, accordingly, we file Annual Reports, Quarterly Reports, and other information with the SEC. Access to copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, including amendments to such filing, may be obtained free of charge from our website, https://www.prochotelreit.com. These filings are available promptly after we file them with, or furnish them to, the SEC. We are not incorporating our website or any information from the website into this Annual Report. The SEC also maintains a website, http://www.sec.gov, which contains our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Report on Form 8-K and other filings with the SEC. Access to these filings is free of charge.

Item 1A.   Risk Factors

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate.

Summary Risk Factors

The following summarizes our material risk factors. However, this summary is not intended to be a comprehensive and complete list of all risk factors identified by the Company. Refer to the following pages of this section for additional details regarding these summarized risk factors and other additional risk factors identified by the Company.

- Actions by our lenders to accelerate loan balances and foreclose on the hotel properties that are security for our loans if we are unable to make debt service payments or satisfy our other obligations under the forbearance agreements;

- availability, terms and deployment of capital;

- unanticipated increases in financing and other costs, including a rise in interest rates;

- availability of qualified personnel to PHA;

- actual and potential conflicts of interest with PHA, our executive officers and our non-independent director;

- changes in governmental regulations, accounting rules, tax rates and similar matters;

- our ability to implement effective internal controls to address any material weakness identified in this Annual Report;

- legislative and regulatory changes, including changes to the Code and related rules, regulations and interpretations governing the taxation of REITs; and

- limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes.

Risks Relating to our Business

A financial crisis, economic slowdown, pandemic or epidemic or other economically disruptive event may harm the operating performance of the hotel industry generally. If such events occur, we may be harmed by declines in occupancy, average daily room rates and/or other operating revenues.

The performance of the hospitality industry has been closely linked with the performance of the general economy and, specifically, growth in the U.S. gross domestic product. In periods of economic difficulties or concerns with respect to communicable disease, business and leisure travelers may seek to reduce travel costs and/or health risks by limiting travel or seeking to reduce costs on their trips. Any economic recession will likely have an adverse effect on us.

Many of our costs, such as operating and general and administrative expenses, interest expense and real estate acquisition and construction costs, could be adversely impacted by periods of heightened inflation.

Inflation remains elevated but has begun to return to more historical levels. Federal policies discussed above and recent global events, such as the conflicts between Russia and Ukraine, and in Gaza between Hamas and Israel, may have exacerbated, and may continue to exacerbate, increases in the consumer price index.

We do not have any employees, and we rely on our property managers to employ the personnel required to operate the hotels we own. As a result, we have less ability in the labor shortage environment to manage staffing at our hotels than we would if we employed such persons directly.

We do not have any employees. We contractually engage property managers to operate, and to employ the personnel required to operate our hotels. Each property manager is required under its applicable management agreement to determine appropriate staffing levels; we are required to reimburse the applicable property manager for the cost of these employees. We are dependent on our property managers to make appropriate staffing decisions and to maintain adequate staffing levels than we would if we employed such personnel directly. As a result, our hotels may be staffed at a level lower or higher than we would choose if we employed the personnel required to operate the hotels. In addition, we may be less likely to take aggressive actions (such as delaying payments owed to our property managers) in order to influence staffing decisions of our affiliated property managers.

No public market currently exists for our securities, and we have no current plans to list our shares on an exchange. If you are able to sell your securities, it is possible you would have to sell them at a substantial discount from the offering price.

There is no current public market for our securities, and we currently have no plans to list any of the securities we are offering on a national securities exchange or to liquidate our assets by a specified date. You may not sell your securities unless the buyer meets the applicable suitability and minimum purchase standards. Any sale of your shares must also comply with applicable securities laws. Our charter also contains a limitation on ownership that prohibits any person or entity from actually, constructively, or beneficially acquiring or owning more than 9.8% in value of the aggregate of the outstanding shares of our capital stock (which includes K Shares, K-I Shares and K-T Shares), or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of any class or series of shares of our stock, unless exempted, prospectively or retroactively, by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if the board of directors receives certain representations and warranties as required by our charter. This provision may inhibit large investors from purchasing your shares. Moreover, our share repurchase program includes numerous restrictions that limit your ability to sell your K Shares, K-I Shares or K-T Shares to us, and our board of directors may amend, suspend or terminate our share repurchase program upon 30 days' notice. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares of our stock, it is possible you will have to sell them at a substantial discount from the price at which you purchased them from us. It is also likely that your shares of our stock will not be accepted as the primary collateral for a loan. You should purchase our shares of our stock only as a long-term investment because of their illiquid nature.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash available from our operations. The amount of cash available for distribution is affected by many factors, such as income from such investments, and our operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. With our limited operating history, we cannot assure you that we will be able to pay or maintain a level of distributions or that distributions will increase over time. We cannot give any assurance that returns from the investments that we acquire will increase, that the securities we buy will increase in value or provide constant or increased distributions over time. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. We may not have sufficient cash from operations to make a distribution required to qualify for or maintain our REIT status, which may materially adversely affect your investment.

The personnel of PHA do not have significant experience in operating under the constraints imposed on us as a REIT, which may hinder the achievement of our investment objectives.

The Code imposes numerous constraints on the operations of REITs that do not apply to many of the other investment vehicles managed by our Sponsor, PHA and their affiliates. Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Code. Any failure to so comply could cause us to fail to satisfy the requirements associated with REIT status. The personnel of PHA do not have significant experience operating under these constraints, which may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objectives. As a result, we cannot assure you that PHA will be able to operate our business under these constraints. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

We depend upon key personnel of our Sponsor, PHA, and TPG Hotels and Resorts, Inc. and its affiliates and/or designees (our property manager).

We are an externally managed REIT and therefore we do not have any internal management capacity or employees. We will depend to a significant degree on the diligence, skill and network of business contacts of certain of our executive officers and other key personnel of PHA to achieve our investment objectives. We expect that PHA will evaluate, negotiate, structure, close and monitor our investments in accordance with the terms of the Advisory Agreement. We also will depend on our property manager for hotel property management and construction services.

We depend upon the senior professionals of PHA and our property manager to maintain relationships with potential investments, and we intend to rely upon these relationships to provide us with potential investment opportunities. We do not intend to purchase "key person" insurance coverage with respect to key personnel and the key personnel of PHA or property manager. We cannot assure you that these relationships will yield attractive investment opportunities. If these individuals do not maintain their existing relationships with PHA or property manager or maintain existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the senior professionals of PHA and our property manager have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.

PHA is an affiliate of, and under common control with, Procaccianti Companies and will, in turn, depend upon access to the investment professionals and other resources of Procaccianti Companies and its affiliates to fulfill its obligations to us under the Advisory Agreement. PHA will also depend on Procaccianti Companies to obtain access to deal flow generated by its professionals. We believe that our future success depends, in a large part, on Procaccianti Companies' ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition to retain such personnel is intense, and we cannot assure you that Procaccianti Companies will be successful. Through a cost sharing agreement between PHA and the Sponsor, PHA may utilize employees from affiliated entities, including Procaccianti Companies, in connection with various services such as human resources, accounting, tax, valuation, information technology services, office space, compliance, and legal. Under this cost sharing agreement, these costs are allocated to PHA based on a per employee charge that is assigned to provide services to it. To the extent an employee is not fully allocated to PHA, the charge for services is pro-rated accordingly. Procaccianti Companies and PHA or its affiliates pay all of the employees assigned to provide services to PHA. We cannot assure you that Procaccianti Companies and its affiliates will fulfill their obligations under this agreement with PHA. If Procaccianti Companies and its affiliates fail to perform, we cannot assure you that PHA will enforce the cost sharing agreement, that such agreement will not be terminated by either party, or that we will continue to have access to the investment professionals of Procaccianti Companies and its affiliates, or their market knowledge and deal flow.

Because we are prohibited from operating hotel properties pursuant to certain tax laws relating to our qualification as a REIT, the entities through which we own the hotel properties will lease the hotel properties to one or more TRSs. We expect all or substantially all of these subsidiaries will enter into property management agreements with one or more affiliated property management companies. These affiliated property management companies may include TPG Hotels & Resorts, Inc., an affiliate of our Sponsor and PHA, and TPG's wholly owned subsidiaries, which we collectively refer to as TPG, or other affiliates and/or designees of TPG. We refer to TPG and such other affiliates and/or designees collectively as our property manager. If we acquire hotel property where we cannot use our property manager to manage the property, we may use a third-party property management company. Generally, however, we expect a substantial portion, if not all, of our hotel properties to be managed by our property manager.

If PHA is unable to manage our investments effectively, we may be unable to achieve our investment objectives.

Our ability to achieve our investment objectives will depend on our ability to manage our business and to grow our business. This will depend, in turn, on PHA's ability to identify, invest in and monitor properties that meet our investment criteria. The achievement of our investment objectives on a cost-effective basis will depend upon PHA's execution of our investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. PHA has substantial responsibilities under the Advisory Agreement. The personnel of PHA are engaged in other business activities that could distract them and divert their time and attention such that they can no longer dedicate a significant portion of their time to our business or such that they might otherwise slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not replicate the historical results achieved by other entities managed or sponsored by affiliates of PHA, members of PHA's investment committee or by Procaccianti Companies or its affiliates.

Our primary focus of maintaining a diversified portfolio of commercial real estate consisting primarily of hospitality properties across the United States differs from that of certain existing investment funds, accounts or other investment vehicles that are or have been managed by affiliates of PHA or members of PHA's investment committee or that are or have been sponsored by Procaccianti Companies or its affiliates. In addition, many of the previously sponsored investment programs by Procaccianti Companies were significantly different from us in terms of targeted assets, regulatory structure and limitations, investment strategy and objectives and investment personnel. Past performance is not a guarantee of future results, and there can be no assurance that we will achieve comparable results of those Procaccianti Companies affiliates. In addition, investors in our K Shares, K-I Shares and K-T Shares are not acquiring an interest in any such investment funds, accounts or other investment vehicles that are or have been managed by affiliates of PHA or members of PHAs investment committee or sponsored by Procaccianti Companies or its affiliates. We also cannot assure you that we will replicate the historical results achieved by members of the investment committee, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions that may never be repeated.

Distributions paid from sources other than our cash flows from operations, particularly from proceeds of our offering, will result in us having fewer funds available for the acquisition of properties and other real estate-related investments and may dilute your interests in us, which may adversely affect our ability to fund future distributions with cash flows from operations and may adversely affect your overall return.

We have paid, and may continue to pay, distributions from sources other than our cash flow from operations. Distributions declared for periods in which we did not own an interest in the five select-service properties described herein were funded with proceeds from subordinated promissory notes that we entered into with PHA. While our board of directors has adopted a policy to refrain from funding distributions with offering proceeds, our charter contains no such limitation and our board of directors may change our distribution policy in its sole discretion at any time subject to the provisions of Maryland law. Under Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any. Our charter currently provides that amounts that would be needed, if we were to dissolve at the time of such distribution, to satisfy the preferential rights upon dissolution of holders of K Shares, K-I Shares and K-T Shares shall not be added to our total liabilities for these purposes.

The Company has paid all quarterly distributions up to and including December 31, 2024. The Company's board of directors will make determinations as to the payment of future distributions on a quarter-by-quarter basis; however, distributions will continue to accumulate pursuant to the Company's charter.

For the year ended December 31, 2024, we paid aggregate distributions of $3,790,474, including $2,985,108 of distributions paid in cash and 78,462 shares of our common stock issued pursuant to our DRIP for $805,366. For the year ended December 31, 2024, we had net income of $1,540,403, we had funds from operations ("FFO") of $5,219,613 and net cash provided by operations of $6,662,924. For the year ended December 31, 2024, we funded $3,790,474, or 100%, of total distributions paid, including shares issued pursuant to our DRIP, from gross cash flow from operations at our hotel properties. Since inception, of the $18,845,484 in total distributions paid through December 31, 2024, including shares issued pursuant to our DRIP, we funded $18,751,290 or 99% from cash flow from operations and $94,194 or 1% from notes payable. For information on how we calculate FFO and the reconciliation of FFO to net loss, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations and Modified Funds from Operations."

Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions from the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute stockholders' interest in us if we sell shares of our common stock to third party investors. As a result, the return investors may realize on their investment may be reduced and investors who invested in us before we generated significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the aforementioned sources could restrict our ability to generate sufficient cash flows from operations, affect our profitability and/or affect the distributions payable upon a liquidity event, any or all of which may have an adverse effect on an investment in us.

A concentration of our investments in the hospitality sector or a particular state or region may leave our profitability vulnerable to a downturn or slowdown in the sector or state or region.

Our investments are concentrated in the hospitality sector. As a result, we are subject to risks inherent in investments in a single type of property. For example, the potential effects on our revenues, and as a result, on cash available for distribution to our stockholders, resulting from a downturn or slowdown in the hospitality sector, including as a result of, among other factors, a pandemic or inflation, could be more pronounced than if we had more fully diversified our investments. We could be subject to increased exposure from economic and other competitive factors should a concentration of assets be held within any particular geographic area. To the extent general economic conditions worsen in one or more of these markets, or if any of these areas experience a natural disaster, the value of our portfolio and our market rental rates could be adversely affected. As a result, our results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, and our ability to satisfy our debt obligations could be materially adversely affected.

We face risks related to changes in the domestic and global political and economic environment, including capital and credit markets.

Our business may be impacted by domestic and global economic conditions. Political crises in the U.S. and other countries or regions, including the escalating war between Russia and Ukraine, the war between Israel and Hamas, sovereign risk related to a deterioration in the creditworthiness or defaults by local governments, may negatively affect global economic conditions or our business.

If the U.S. or a global economy experiences volatility or significant disruptions, such disruptions or volatility could hurt the U.S. economy and our business could be negatively impacted by reduced demand for business and leisure travel related to a slowdown in the general economy, by disruptions resulting from credit markets, higher operating costs and by liquidity issues resulting from an inability to access credit markets to obtain cash to support operations.

PHA can resign on 60 days' notice from its role as advisor, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business, and results of operations and cash flows.

PHA has the right, under the Advisory Agreement, to resign at any time upon not less than 60 days' written notice, whether we have found a replacement or not. If PHA resigns, we may not be able to find a new advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, and our financial condition, business and results of operations, as well as our ability to pay distributions, are likely to be adversely affected. In addition, the coordination of our management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by PHA and its affiliates. Even if we are able to retain comparable management, the integration of such management and its lack of familiarity with our investment objectives may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

We will incur significant costs as a result of being a public company.

As a public company, we registered our securities under the Exchange Act and we incur and will continue to incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules implemented by the SEC.

We are increasingly dependent on information technology, and potential cyber-attacks, security problems or other disruption and expanding social media vehicles present new risks.

PHA and our various hotel property managers rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. PHA and our property managers purchase some of our information technology from vendors, on whom our systems depend, and PHA relies on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential operator and other customer information, such as individually identifiable information, including information relating to financial accounts.

We often depend upon the secure transmission of this information over public networks. PHA's and our property managers' networks and storage applications may be subject to unauthorized access by hackers or others (through cyber-attacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means) or may be breached due to operator error, malfeasance or other system disruptions. In some cases, it is difficult to anticipate or immediately detect such incidents and the damage caused thereby. Any significant breakdown, invasion, destruction, interruption or leakage of PHA's or our property managers' systems could harm us.

In addition, the use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us, our property managers or our hotels on any social networking website could damage our or our hotels' reputations. In addition, employees or others might disclose non-public sensitive information relating to our business through external media channels. The continuing evolution of social media will present us with new challenges and risks.

Increasing scrutiny from stakeholders and regulators with respect to environmental, social and governance activities may impose additional costs and expose us to additional risks.

Our business faces increasing public scrutiny related to environmental, social and governance ("ESG") activities. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. If our ESG ratings or performance do not meet the standards set by such investors or our stockholders, they may choose to exclude our securities from their investments. In addition, investment in funds that specialize in companies that perform well in such assessments remain popular, and major institutional investors have publicly discussed their consideration of such ESG ratings and measures in making their investment decisions.

We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, including, but not limited to, human rights, climate change and environmental stewardship, support for local communities, corporate governance and transparency, or consideration of ESG factors in our investment processes. Adverse incidents with respect to ESG activities could adversely affect our business and results of operations.

"Anti-ESG" sentiment has gained momentum across the U.S., with a growing number of states, federal agencies, the executive branch and Congress having enacted, proposed or indicated an intent to pursue "anti-ESG" policies, legislation or issued related legal opinions and engaged in related investigations and litigation. If investors subject to "anti-ESG" legislation view our advisor's responsible investing or ESG practices as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such investors may not invest in us and it could negatively impact our ability to raise capital.

In addition, corporate diversity, equity and inclusion ("DEI") practices have recently come under increasing scrutiny. For example, some advocacy groups and federal and state officials have asserted that the U.S. Supreme Court's decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters and several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision. Additionally, in January 2025, President Trump signed a number of Executive Orders focused on DEI, which indicate continued scrutiny of DEI initiatives and potential related investigations of certain private entities with respect to DEI initiatives, including public companies. If we do not successfully manage expectations across varied stakeholder interests, it could erode stakeholder trust, impact our reputation and constrain our investment opportunities. Such scrutiny of both ESG and DEI related practices could expose us and our advisor to the risk of litigation, investigations or challenges by federal or state authorities or result in reputational harm.

There is also regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors to allow investors to validate and better understand sustainability claims. For example, the SEC sometimes reviews compliance with ESG commitments in examinations and has taken enforcement actions against registered investment advisers for not establishing adequate or consistently implementing ESG policies and procedures to meet ESG commitments to investors.

In addition, in March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures; however, these rules are stayed pending the outcome of consolidated legal challenges in the Eighth Circuit Court of Appeals and the acting Chair of the SEC issued a statement in February 2025 explaining that he directed SEC staff to request the Eighth Circuit Court of Appeals not to schedule oral arguments on the challenge to the rules until the SEC decides whether to continue defending it. Compliance with any new laws or regulations increases our regulatory burden and could result in increased legal, accounting and compliance costs, make some activities more difficult, time-consuming and costly, affect the manner in which we conduct our business and adversely affect our profitability.

We may experience losses caused by severe weather conditions or natural disasters.

Our properties are susceptible to extreme weather conditions, which may cause property damage or interrupt business, which could harm our business and results of operations. Our hotels may be located in areas that are subject to extreme weather conditions, including but not limited to, hurricanes, floods, tornados, and winter storms. Such extreme weather conditions may interrupt our operations and reduce the number of guests who visit our hotels.

We believe that our properties are adequately insured, consistent with industry standards, to cover reasonably anticipated losses that may be caused by hurricanes, earthquakes, tornados, floods and other severe weather conditions and natural disasters. Nevertheless, we are subject to the risk that such insurance will not fully cover all losses and, depending on the severity of the event and the impact on our properties, such insurance may not cover a significant portion of the losses including but not limited to the costs associated with evacuation. These losses may lead to an increase in our cost of insurance, a decrease in our anticipated revenues from an affected property or a loss of all or a portion of the capital we have invested in an affected property. In addition, we may not purchase insurance under certain circumstances if the cost of insurance exceeds, in our judgment, the value of the coverage relative to the risk of loss.

In addition, changes in federal, state and local legislation and regulation based on concerns about climate change and increasing climate-related disclosures, including the rules proposed by the SEC, could result in increased capital expenditures to improve the energy efficiency of our existing properties without a corresponding increase in revenues or may increase compliance and data collection costs, if and when, such laws and regulations become effective.

Our rights and the rights of our stockholders to recover claims against our directors are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no director generally shall be liable to us or our stockholders for monetary damages and that we generally will indemnify them for losses unless, in the case of an independent director, such director is grossly negligent or engages in willful misconduct or, in the case of our directors who are also our executive officers or affiliates of PHA, unless such directors are negligent or grossly negligent or engage in willful misconduct. As a result, you and we may have more limited rights against our directors than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees and agents) in some cases, which would decrease the cash otherwise available for distributions to you.

Risks Related to Our Corporate Structure

We disclose FFO and modified FFO ("MFFO"), each a non-GAAP financial measure, in future communications with investors, including documents filed with the SEC; however, FFO and MFFO are not equivalent to our net income or loss as determined under GAAP, and you should consider GAAP measures to be more relevant to our operating performance.

We disclose to investors FFO and MFFO, which are non-GAAP financial measures. FFO and MFFO are not equivalent to our net income or loss as determined in accordance with GAAP, and investors should consider GAAP measures to be more relevant in evaluating our operating performance. FFO and MFFO, on the one hand, and GAAP net income or loss, on the other hand, differ because FFO and MFFO exclude gains or losses from sales of property and asset impairment write-downs, and add back depreciation and amortization and adjust for unconsolidated partnerships and joint ventures. MFFO further excludes acquisition-related expenses, amortization of above- and below-market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to non-controlling interests.

Because of the differences between FFO and MFFO and GAAP net income or loss, FFO and MFFO may not be accurate indicators of our operating performance, especially during periods in which we are acquiring properties. In addition, FFO and MFFO are not indicative of cash flow available to fund cash needs, and investors should not consider FFO and MFFO as alternatives to cash flows from operations or an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and MFFO. Also, because not all companies calculate FFO and MFFO the same way, comparisons with other companies may not be meaningful.

No investor may own more than 9.8% of our stock unless exempted by our board of directors, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. There is a limitation on ownership that prohibits any person or entity from actually, constructively or beneficially acquiring or owning more than 9.8% in value of the aggregate of the outstanding shares of our capital stock (which includes K Shares, K-I Shares and K-T Shares), or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of any class or series of shares of our stock, unless exempted, prospectively or retroactively, by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if the board of directors receives certain representations and warranties as required by our charter. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our capital stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our holders of K Shares, K-I Shares, K-T Shares, A Shares, and B Shares or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued K Shares, K-I Shares, K-T Shares, A Shares, or B Shares into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of a new class of capital stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our existing K Shares, K-I Shares, K-T Shares, A Shares, and B Shares. Such new class of stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our existing capital stock.

We may grant stock-based awards to our directors, employees and consultants pursuant to a long-term incentive plan, which will have a dilutive effect on your investment in us.

Our board of directors intends to adopt a long-term incentive plan, pursuant to which we will be authorized to grant restricted stock, stock options, restricted or deferred stock units, performance awards or other stock-based awards to directors, employees and consultants selected by our board of directors for participation in the plan. We currently intend to issue awards of restricted K Shares to our independent directors under our long-term incentive plan. Our executive officers, as key personnel of PHA, also may be entitled to receive awards in the future under our long-term incentive plan. If we issue additional stock-based awards to eligible participants under our long-term incentive plan, the issuance of these stock-based awards will dilute your investment in our shares of capital stock purchased in our offering.

Certain expected features of the long-term incentive plan could have a dilutive effect on your investment in us, including (1) a lack of annual award limits, individually or in the aggregate (subject to the limit on the maximum number of shares which may be issued pursuant to awards granted under the plan), (2) the fact that the limit on the maximum number of shares which may be issued pursuant to awards granted under the plan will not be tied to the amount of proceeds raised in the offering, and (3) share counting procedures which we expect will provide that shares subject to certain awards, including, without limitation, substitute awards granted by us to employees of another entity in connection with our merger or consolidation with such company or shares subject to outstanding awards of another company assumed by us in connection with our merger or consolidation with such company, will not be subject to the limit on the maximum number of shares which may be issued pursuant to awards granted under the plan.

Stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks they face as a stockholder.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without your vote except to the extent that such policies are set forth in our charter. Our board's broad discretion in setting policies and stockholders' inability to exert control over those policies increases the uncertainty and risks faced as a stockholder.

Under the Maryland General Corporation Law and our charter, our stockholders are generally entitled to vote only on the following matters: (a) election and removal of directors; (b) amendment of the charter, except that our board of directors may amend our charter without stockholder approval to (i) increase or decrease the aggregate number of our shares or the number of shares of any class or series that we have the authority to issue, (ii) effect certain reverse stock splits, and (iii) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock; (c) effect our liquidation or dissolution; and (d) to the extent required under Maryland law, effect a merger, conversion or consolidation of us, a statutory share exchange, or the sale or other disposition of all or substantially all of our assets. With respect to all matters, other than the election or removal of directors, our board of directors must first adopt a resolution declaring that a proposed action is advisable and direct that such matter be submitted to our stockholders for approval or ratification. These limitations on voting rights may limit stockholders' ability to influence decisions regarding our business. Holders of our K Shares, K-I Shares, K-T Shares and A Shares have identical voting rights.

We may change our targeted investments without stockholder consent.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our stockholders. These policies may change over time; provided, however, given that we are in our operating stage and do not expect to acquire additional hotel properties, except on an opportunistic basis, we do not intend for our target portfolio or investment policies to change. A change in our targeted investments or investment guidelines, which may occur without your consent, may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect our ability to make distributions to stockholders and the value of the securities we are offering through our prospectus.

Stockholders may not be able to have their K Shares, K-I Shares or K-T Shares repurchased under the share repurchase program; if stockholders are able to have their K Shares, K-I Shares or K-T Shares repurchased under the share repurchase program, stockholders may not be able to recover the amount of your investment.

Our board of directors has adopted a share repurchase program available to holders of our K Shares, K-I Shares and K-T Shares, but there are significant conditions and limitations that limit stockholders' ability to have their K Shares, K-I Shares or K-T Shares repurchased under the plan. Repurchases of our K Shares, K-I Shares and K-T Shares, when requested, are at our sole discretion and generally will be made quarterly. A holder of K Shares, K-I Shares or K-T Shares, as applicable, must have beneficially held its shares for at least one year prior to offering them for sale to us through our share repurchase program, unless the K Shares, K-I Shares or K-T Shares, as applicable, are being repurchased in connection with a stockholder's death, qualifying disability or other exigent circumstance as determined by our board of directors in its sole discretion.

The per share repurchase price will depend on the length of time the requesting stockholder has held such shares as follows:

- after one year from the purchase date, the per share repurchase price will be 92.5% of the most recent per share NAV of the K Shares, K-I Shares or K-T Shares, as applicable;

- after two years from the purchase date, the per share repurchase price will be 95% of the most recent per share NAV of the K Shares, K-I Shares or K-T Shares, as applicable;

- after three years from the purchase date, the per share repurchase price will be 97.5% of the most recent per share NAV of the K Shares, K-I Shares or K-T Shares, as applicable; and

- after four years from the purchase date, the per share repurchase price will be 100% of the most recent per share NAV of the K Shares, K-I Shares or K-T Shares, as applicable.

Our repurchase of any K Shares, K-I Shares or K-T Shares will be limited to the extent that we do not have, as determined in our board of director's discretion, sufficient funds available to fund any such repurchase.

We are not obligated to repurchase shares of our common stock under our share repurchase program. We will limit the number of shares repurchased pursuant to our share repurchase program as follows: (1) we will not repurchase in excess of 5.0% of the weighted average number of K Shares, K-I Shares and K-T Shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which repurchases are being paid (provided, however, that while shares subject to a repurchase requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be repurchased, shares subject to a repurchase requested upon the death of a stockholder will not be subject to the percentage cap); and (2) funding for the repurchase of K Shares, K-I Shares and K-T Shares will be limited to net proceeds we receive from the sale of shares under our DRIP and any other operating funds that may be authorized by our board of directors, in its sole discretion.

Additionally, in the event that any stockholder fails to maintain a minimum balance of $2,000 of K Shares, K-I Shares or K-T Shares, we may repurchase all of the shares held by that stockholder at the NAV repurchase price in effect on the date we determine that the stockholder has failed to meet the minimum balance, less any applicable repurchase discount.

Most of our assets will consist of properties that cannot be readily liquidated without affecting our ability to realize full value upon their disposition. Therefore, we may not have sufficient liquid resources to satisfy all repurchase requests. The share repurchase program will terminate immediately if our K Shares, K-I Shares, K-T Shares or any successor securities are listed on any national securities exchange. In addition, our board of directors may amend, suspend (in whole or in part) or terminate the share repurchase program at any time upon 30 days' notice. Further, our board of directors reserves the right, in its sole discretion, to reject any requests for repurchases.

The provisions of our share repurchase program may limit stockholders' ability to have their shares repurchased should a stockholder require liquidity and could limit stockholders' ability to recover the amount invested in our K Shares, K-I Shares or K-T Shares. The terms of our share repurchase program contain fewer limitations for repurchases sought as a result of a stockholder's death, qualifying disability or other involuntary exigent circumstance, in the sole discretion of the board of directors.

The Estimated Per Share NAV for our K Shares, K-I Shares and K-T Shares are estimates as of a given point in time and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the company.

The Estimated Per Share NAV and any subsequent values are likely to differ from the price at which a stockholder could resell such shares because: (1) there is no public trading market for our shares at this time; (2) the price does not reflect, and will not reflect, the fair value of our assets as we acquire them, nor does it represent the amount of net proceeds that would result from an immediate liquidation of our assets or sale of the Company, because the amount of proceeds available for investment from our offering is net of acquisition fees and expenses; (3) the Estimated Per Share NAV does not take into account how market fluctuations affect the value of our investments, including how the current conditions in the financial and real estate markets may affect the value of our investments; (4) the Estimated Per Share NAV does not take into account how developments related to individual assets may increase or decrease the value of our portfolio; and (5) the Estimated Per Share NAV does not take into account any premiums to value that may be achieved in a liquidation or sale of our assets. Further, the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets we may acquire and responses to the real estate and capital markets. The Estimated Per Share NAV does not reflect a discount for the fact that we are externally managed. There are currently no SEC, federal and state rules that establish requirements specifying the methodology to employ in determining an Estimated Per Share NAV; provided, however, that pursuant to the Financial Industry Regulatory Authority, Inc. ("FINRA") rules, the determination of the Estimated Per Share NAV must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice. Subsequent estimates of our Estimated Per Share NAV will be done at least annually. Our Estimated Per Share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets.

Our Estimated Per Share NAV is based upon a number of estimates, assumptions, judgments and opinions that may not be, or may later prove not to be, accurate or complete, which could make the estimated valuations incorrect. As a result, our Estimated Per Share NAV may not reflect the amount that a stockholder might receive for your shares in a market transaction.

Currently, there are no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an Estimated Per Share NAV. The audit committee of our board of directors, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine our Estimated Per Share NAV, the consistency of the valuation methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations. Pursuant to the prior approval of the audit committee of our board of directors, which is solely comprised of our independent directors, in accordance with the valuation policies previously adopted by our board of directors, we engaged Robert A. Stanger & Co., Inc. ("Stanger"), an independent third-party valuation firm, to assist with determining the Estimated Per Share NAV. Our Estimated Per Share NAV was determined after consultation with PHA and Stanger. Stanger prepared an NAV report (the "NAV Report"), which estimates the estimated NAV per K Share, K-I Share and K-T Share as of the NAV pricing date. The valuation was based upon the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of the NAV pricing date, and was performed in accordance with the Institute for Portfolio Alternatives ("IPA") Valuation Guidelines. The Estimated Per Share NAV was determined by our board of directors. Subsequent estimates of our estimated NAV per K Share, K-I Share and K-T Share will be prepared at least annually. Our Estimated Per Share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets. The Estimated Per Share NAV is not intended to be related to any values at which individual assets may be carried on financial statements under applicable accounting standards. We do not intend to release any of the data supporting the Estimated Per Share NAV.

It may be difficult to accurately reflect material events that may impact our Estimated Per Share NAV between valuations, and accordingly we may be repurchasing shares at too high or too low a price.

Our independent third-party valuation expert will calculate estimates of the market value of our principal real estate and real estate-related assets that we acquire, and our board of directors will determine the net value of such real estate and real estate-related assets and liabilities taking into consideration such estimates provided by the independent third-party valuation expert. Our board of directors is ultimately responsible for determining the Estimated Per Share NAV. Since our board of directors will determine our Estimated Per Share NAV at least annually, there may be changes in the value of our properties that are not fully reflected in the most recent Estimated Per Share NAV. As a result, the published Estimated Per Share NAV may not fully reflect changes in value that may have occurred since the prior valuation. Furthermore, PHA will monitor our portfolio, but it may be difficult to reflect changing market conditions or material events that may impact the value of our portfolio between valuations, or to obtain timely or complete information regarding any such events. Therefore, the Estimated Per Share NAV published before the announcement of an extraordinary event may differ significantly from our actual Estimated Per Share NAV until such time as sufficient information is available and analyzed, the financial impact is fully evaluated, and the appropriate adjustment is made to our Estimated Per Share NAV, as determined by our board of directors. Any resulting disparity may be to the detriment of a purchaser of our shares or a stockholder selling shares pursuant to our share repurchase program.

Stockholders' interest in us could be diluted if we issue additional shares, which could reduce the overall value of their investment.

Existing stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes the issuance of 248,125,000 shares of capital stock, of which (a) 55,500,000 shares are classified as K Shares with a par value of $0.01 per share, (b) 55,500,000 shares are classified as K-I Shares with a par value of $0.01 per share, (c) 116,000,000 shares are classified as K-T Shares with a par value of $0.01 per share (d) 125,000 shares are classified as B Shares with a par value of $0.01 per share, and (e) 21,000,000 shares are classified as A Shares with a par value of $0.01 per share. Our board of directors may amend the charter from time to time to increase or decrease the aggregate number of authorized shares or the number of authorized K Shares, K-I Shares, K-T Shares, A Shares, or shares of any other class or series of stock without stockholder approval. Our board may elect to (1) sell additional shares in future private placements or public offerings; (2) issue shares of capital stock under a long-term incentive plan to our independent directors or to employees of PHA or its affiliates; (3) issue shares to PHA, S2K Servicing LLC (our "Service Provider"), or their successors or assigns, in payment of an outstanding fee obligation or as consideration in a related-party transaction; or (4) issue K Shares (or another class of securities as determined by our board of directors) to sellers of properties we acquire in connection with an exchange of property for limited partnership interests of our operating partnership. To the extent we issue additional equity interests, stockholders' percentage ownership interest in us will be diluted. Further, depending upon the terms of such transactions (most notably the offering price per share, which may be less than the price paid per share in any offering under our prospectus) and the value of our properties, existing stockholders may also experience a dilution in the book value of their investment in us. Investors who purchased shares in our prior primary offering will likely suffer dilution of their equity investment in us as a result of the issuance of shares pursuant to the DRIP, as DRIP purchases represent a discount to the purchase price per K Share, K-I Share and K-T Share in our prior primary offering, as applicable, and we will not sell additional A Shares to PHA or its affiliates to fund the difference between the purchase price and discounted price in connection with such DRIP sales.

The potential return to holders of K Shares, K-I Shares and K-T Shares would be limited should we return in excess of 9.84% on their investment.

By investing 100% of the proceeds from K Shares, K-I Shares and K-T Shares in assets, we believe we provide holders of K Shares, K-I Shares and K-T Shares with a greater likelihood of preservation of capital and consistent distributions that are not funded with return of capital sources. In exchange for this lower risk, holders of our K Shares, K-I Shares and K-T Shares would be limited in their potential return on investment, as compared to a traditional public non-traded REIT structure, should we return in excess of 9.84% on their investment.

Our Service Provider may receive certain distributions as the holder of the B Shares regardless of its performance under the Services Agreement.

The Service Provider, as a holder of B Shares, may be entitled to receive a special distribution with respect to participation in excess cash and remaining liquidation cash equal to 12.5% of such excess cash and 12.5% of such remaining liquidation cash. The Service Provider may be entitled to this special distribution regardless of how well it performs under the Services Agreement.

If we were to become internally managed, we would pay substantial fees to PHA prior to holders of K Shares, K-I Shares and K-T Shares receiving their agreed-upon investment returns. In addition, we will pay substantial fees and expenses to our property manager and their affiliates, and will reimburse PHA

and its affiliates for expenses, which payments increase the risk that stockholders will not earn a profit on your investment.

Pursuant to our agreements with affiliated property managers, we may pay significant property management fees to our property manager and may be obligated to reimburse our property manager for certain expenses it incurs in providing services. We also will be obligated under our Advisory Agreement with PHA to reimburse PHA and its affiliates for expenses they incur in connection with their providing services to us, including certain personnel services.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on holders of K Shares, K-I Shares and K-T Shares first enjoying agreed-upon investment returns, affiliates of PHA could also receive significant payments even without our reaching specific investment-return thresholds should we seek to become internally managed. Due to the apparent preference of the public markets for internally managed companies, a decision to list our shares on a national securities exchange could be preceded by a decision to become internally managed. Given PHA's familiarity with our assets and operations, we might prefer to become internally managed by acquiring PHA. Even though PHA will not receive internalization fees, such an internalization transaction could result in significant payments to affiliates of PHA irrespective of whether stockholders received the returns on which we have conditioned other back-end compensation, and we would not be required to seek a stockholder vote to become internally managed.

These fees and other potential payments increase the risk that the amount available for distribution to stockholders upon a liquidation of our portfolio would be less than the purchase price paid by stockholders in our Offerings. Substantial consideration paid to PHA and its affiliates also increases the risk that you will not be able to resell your shares at a profit, even if our shares are listed on a national securities exchange.

If we internalize our management functions, the percentage of our outstanding capital stock owned by our other stockholders could be reduced, and we could incur other significant costs associated with being self-managed.

In the future, our board of directors may consider internalizing the functions performed for us by PHA by, among other methods, acquiring PHA's assets. The method by which we could internalize these functions could take many forms. There is no assurance that internalizing our management functions would be beneficial to us and our stockholders.

If we elect not to renew the Advisory Agreement or terminate the Advisory Agreement without "cause" as defined in the Advisory Agreement (i.e., other than in connection with a listing of our shares or a transaction involving a merger or acquisition or other than for cause), which we define as a "Non-cause Advisory Agreement Termination," we would be obligated to make a cash payment to PHA in the amount of any deferred asset management fees, plus any interest accrued thereon, the full acquisition fees previously earned, plus any interest accrued thereon, and the full disposition fees previously earned, plus any interest accrued thereon, regardless of the value of our assets or our net assets. The Service Provider (an affiliate of our dealer manager) would be entitled to receive 25% of any such payments as a fee pursuant to the Services Agreement. In addition, pursuant to our charter, we would be obligated to repurchase our A Shares for an amount equal to the greater of: (1) any accrued common ordinary distributions on our A Shares plus the stated value of the outstanding A Shares ($10.00 per A Share) or (2) the amount the holders of A Shares would be entitled to receive if we liquidated and received net liquidation proceeds equal to the fair market value (determined by appraisals as of the termination date) of our investments less any loans secured by such investments, limited in the case of non-recourse loans to the value of investments securing such loans. The amounts payable on account of the repurchase of A Shares may be paid, in the discretion of a majority of our board of directors, including a majority of our independent directors, in the form of promissory notes bearing interest at the then-current rate, as determined in good faith by a majority of our board of directors, including a majority of our independent directors. Any B Shares then outstanding would remain outstanding.

As mentioned above, we could internalize our management function via multiple forms. If we acquire PHA's assets, stockholders may be entitled to certain merger consideration, but we are not obligated to repurchase our A Shares.

An acquisition of PHA could also reduce earnings per share and funds from operation per share.

Additionally, we may not realize the perceived benefits or we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by PHA, property manager or their affiliates. Internalization transactions, including without limitation, transactions involving the acquisition of affiliated advisors or property managers have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

If we are unable to obtain funding for future capital needs, cash distributions to stockholders and the value of our investments could decline.

We must comply with operating standards and terms and conditions imposed by the franchisors of the hotel properties under which our hotel properties will operate. Hotel properties generally have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures, and equipment. Franchisors of hotel properties will require that we make periodic capital improvements pursuant to our management agreements or as a condition of maintaining franchise licenses. Generally, we will be responsible for the cost of these capital improvements. Hotel renovation involves substantial risks, including:

- construction cost overruns and delays;

- the disruption of operations and displacement of revenue, including revenue lost while rooms, restaurants or meeting spaces under renovation are out of service;

- the cost of funding renovations and an inability to obtain financing on attractive terms;

- the return on our investment in these capital improvements;

- inability to obtain all necessary zoning, land use, building, occupancy, and construction permits;

- possible environmental problems; and

- disputes with franchisors or property managers regarding compliance with relevant franchise agreements or management agreements.

We have not reserved significant proceeds from our Offerings for future capital needs. Accordingly, if we need significant capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to stockholders and could reduce the value of stockholders' investments. However, our board of directors has the authority under our organizational documents, in its sole discretion, to the extent permitted by Maryland law, to fund distributions from other sources, including, without limitation, the sale of assets, borrowings, offering proceeds and the deferral of fee and expense reimbursements by PHA.

Our board of directors has opted out of provisions of the Maryland General Corporation Law relating to deterring or defending hostile takeovers. Although we will not currently be afforded this protection, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent stockholders from receiving a premium price for their shares in connection with a business combination.

Under Maryland law, "business combinations" between a Maryland corporation and certain interested stockholders, or affiliates of interested stockholders, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns, directly or indirectly, 10% or more of the corporation's outstanding voting stock; or

- an affiliate or associate of the corporation who, at any time during the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding securities of the corporation.

After the five-year prohibition, any business combination between a Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

Also, under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation, are excluded from the vote on whether to accord voting rights to the control shares. We have opted out of these provisions of Maryland law, by board resolution in the case of the business combination provisions and in our bylaws in the case of the control share acquisition provisions. However, should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

There is a risk that you may not receive distributions or that our distributions may not grow over time.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We expect to pay such quarterly distributions within 45 days of the end of each calendar quarter. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or any increases in cash distributions. During 2020 and the first two quarters of 2021 we did not make distributions within 45 days of quarter-end due to the impact of the COVID-19 pandemic. All distributions have now been paid and we are current on all distributions as of December 31, 2024.

Furthermore, if more stockholders of K Shares, K-I Shares and K-T Shares opt to receive cash distributions rather than participate in our DRIP, we may be forced to liquidate some of our investments in order to make distribution payments required for us to maintain our qualification as a REIT. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status, compliance with applicable regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure stockholders that we will pay distributions to our stockholders in the future.

Our stockholders' investment return may be reduced if we were to be required to register as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). If we lose our exemption from registration under the 1940 Act, we would not be able to continue our business unless and until we register under the 1940 Act.

We do not intend to register as an investment company under the 1940 Act. As of December 31, 2024, we had controlling interests in five hotel properties, and investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the 1940 Act. In order to maintain an exemption from regulation under the 1940 Act, we must engage primarily in the business of buying real estate.

To maintain compliance with our 1940 Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. If we are required to register as an investment company but fail to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Fees and expenses may adversely impact our ability to pay distributions.

Identifying attractive investment opportunities and performing due diligence with respect to prospective investments will require significant expenditures, which we will bear whether or not we acquire the investment. In addition, acquiring investments may require us to participate in auctions or other forms of competitive bids, which may also require significant expenditures, including expenses relating to legal fees, the fees of third-party advisors, and other costs. Moreover, even after investments are made, the returns may not be realized by the stockholders for a period of several years.

Furthermore, affiliates of Procaccianti Companies may perform services for us in connection with the selection and acquisition of investments and the management of our assets. They will be reimbursed for out-of-pocket expenses, which would be paid in addition to any acquisition fees and asset management fees payable to PHA. Payment or accrual of fees will result in immediate dilution to the value of stockholders' investments, and any such current payments will reduce the amount of cash available to acquire investments.

Payment of such fees and expenses increases the risk that the amount available for distribution to our stockholders would be less than the purchase price paid for the securities.

Risks Related to Conflicts of Interest

There are significant potential conflicts of interest that could affect our investment returns.

As a result of our arrangements with Procaccianti Companies and its affiliates, there may be times when Procaccianti Companies, PHA, our property manager, or their affiliates have interests that differ from those of our stockholders, giving rise to a conflict of interest.

Our officers and directors serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by PHA or its affiliates. Similarly, PHA, property manager, or their affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. For example, our officers have, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by PHA and its affiliates. Our investment objectives may overlap with the investment objectives of such affiliated investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other investment funds or accounts advised by or affiliated with PHA. PHA will seek to allocate investment opportunities among eligible accounts in a manner that is consistent with its allocation policy. However, despite the right of first offer we have, in the event PHA's allocation policy does not require a definitive allocation of an opportunity among eligible accounts, we can offer no assurance that such opportunities to us in the most favorable manner

PHA, Sponsor, property manager and their officers and employees and certain of our executive officers and other key personnel face competing demands relating to their time, and this may cause our operating results to suffer.

PHA, Sponsor, property manager and their officers and employees and certain of our executive officers and other key personnel and their respective affiliates are key personnel, general partners, sponsors, managers, owners, advisors, and selling agents of other investment programs, including Procaccianti Companies or its affiliates' sponsored investment products, some of which have investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. If this occurs, the returns on our investments may suffer.

PHA faces conflicts of interest relating to the terms under our Advisory Agreement and under our charter, which could result in actions that are not necessarily in the long-term best interests of our stockholders, including required payments if we terminate our Advisory Agreement under certain circumstances.

Under our Advisory Agreement, PHA or its affiliates will be entitled to certain payments that are structured in a manner intended to provide incentives to PHA to perform in our best interests and in the best interests of our stockholders. However, because PHA is entitled to receive substantial minimum compensation and reimbursements, including in the form of personnel reimbursements, regardless of performance, PHA's interests may not be wholly aligned with those of our stockholders. In addition, PHA could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle PHA to receive certain fees as well as certain special distributions on our A Shares, including distributions on account of "excess cash" and "remaining liquidation cash." Under the Advisory Agreement, these amounts are deferred until certain performance thresholds are met. As a result of these subordinated payments, PHA may engage in more speculative transactions on our behalf, which could result in greater losses than a more conservative investment approach.

The Advisory Agreement with PHA was not negotiated on an arm's-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

The Advisory Agreement was negotiated between related parties. Consequently, its terms, including fees payable to PHA, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under the Advisory Agreement because of our desire to maintain our ongoing relationship with PHA and its affiliates. Any such decision, however, may breach our fiduciary obligations to our stockholders. However, any recovery against our board of directors may be limited by the terms of our charter.

PHA's liability will be limited under the Advisory Agreement, and we have agreed to indemnify PHA against certain liabilities, which may lead PHA to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Advisory Agreement, PHA will not assume any responsibility to us other than to render the services called for under that agreement, and it will not be responsible for any action of our board of directors in following or declining to follow PHA's advice or recommendations. PHA maintains a contractual, as opposed to a fiduciary, relationship with us. Under the terms of the Advisory Agreement, PHA, its officers, members and personnel, and any person controlling or controlled by PHA will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the Advisory Agreement, except those resulting from acts constituting negligence or misconduct. In addition, we have agreed to indemnify PHA and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Advisory Agreement, except where attributable to negligence or misconduct. These protections may lead PHA to act in a riskier manner when acting on our behalf than it would when acting for its own account.

PHA and our property manager are affiliates, which might cause PHA to decline to pursue certain property investments.

The relationship between PHA and our property manager may cause PHA to decline to select a property for acquisition where there is a long-term management contract in place because our property manager would not be able to win the contract. Accordingly, PHA may turn down certain investments even if the property would otherwise be an attractive investment for investors.

Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our stockholders.

We, as the general partner of our operating partnership, have fiduciary duties to the other limited partners in our operating partnership, the discharge of which may conflict with the interests of our stockholders. The limited partners of our Operating Partnership have agreed that, in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as general partner of our Operating Partnership, to such limited partners, we are under no obligation to give priority to the interests of such limited partners. In addition, those persons holding common units will have the right to vote on certain amendments to the operating partnership agreement (which require approval by a majority in interest of the limited partners, including us) and individually to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our stockholders. For example, we are unable to modify the rights of limited partners to receive distributions as set forth in the operating partnership agreement in a manner that adversely affects their rights without their consent, even though such modification might be in the best interest of our stockholders.

General Risks Related to Investments in Real Estate

Economic, market and regulatory changes that impact the real estate market generally may cause our operating results to suffer and decrease the value of our properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general or local economic conditions;

- changes in the supply of or demand for similar or competing properties in an area;

- changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;

- changes in tax, real estate, environmental and zoning laws; and

- periods of high interest rates, inflation and tight money supply.

Any of the above factors, or a combination thereof, could result in a decrease in the value of our potential properties, which would have an adverse effect on our operations, on our ability to pay distributions to you and on the value of your investment.

We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify any issues that lower the value of our properties, which could adversely affect our financial condition and ability to make distributions to you.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of rental income from that property.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to you.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

We may be required to indemnify the purchasers of our investments.

In connection with the disposition of a property from our portfolio, we may be required to make representations about our assets typical of those made in connection with the sale of any property. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate, incorrect, or misleading. These arrangements may result in contingent liabilities, which might ultimately have to be funded by us out of assets other than the net proceeds made available from such disposition.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets.

The value of a property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the property.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties, which could have an adverse effect on your investment.

Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distributions to you. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Changes in monetary policy implemented by the Federal Reserve may continue to impact the market value of our investments and our borrowing costs.

Interest rates remain high and will continue to impact our borrowing costs, though the Federal Funds Rate is expected to decrease in 2025.

There is refinancing risk associated with our debt.

We finance our long-term growth and liquidity needs with debt financings having staggered maturities, and use variable-rate debt or a mix of fixed and variable rate debt as appropriate based on favorable interest rates, principal amortization and other terms. In the event that we do not have sufficient funds to repay the debt at the maturity of these loans, we will need to refinance this debt. If the credit environment is constrained at the time of our debt maturities, we would have a very difficult time refinancing debt. When we refinance our debt, prevailing interest rates and other factors may result in paying a greater amount of debt service, which will adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options. These options include agreeing to otherwise unfavorable financing terms on one or more of our unencumbered assets, selling one or more hotels on disadvantageous terms, including unattractive prices or defaulting on the mortgage and permitting the lender to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders. If we sell a hotel, the required loan repayment may exceed the sale proceeds.

We may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so, limiting our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the times and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of our stockholders' investments in us. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Our inability to sell a property when we desire to do so may cause us to reduce our selling price for the property. Any delay in our receipt of proceeds, or diminishment of proceeds, from the sale of a property could adversely impact our ability to pay distributions to our stockholders.

We may experience underinsured or uninsured losses.

We have property and casualty insurance with respect to our hotel properties and other insurance, in each case, with loss limits and coverage thresholds deemed reasonable by our management team (and with the intent to satisfy the requirements of lenders and franchisors). In doing so, we have made decisions with respect to what deductibles, policy limits, and terms are reasonable based on management's experience, our risk profile, the loss history of our property managers and our properties, the nature of our properties and our businesses, our loss prevention efforts, the cost of insurance and other factors.

Various types of catastrophic losses may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment, including losses incurred in relation to pandemics or cybersecurity incidents. Inflation, changes in building codes and ordinances, environmental considerations, and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed.

Accordingly, there can be no assurance that:

- the insurance coverage thresholds that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits);

- we will not incur large deductibles that will adversely affect our earnings;

- we will not incur losses from risks that are not insurable or that are not economically insurable; or

- current coverage thresholds will continue to be available at reasonable rates.

In the future, we may choose not to maintain terrorism or other insurance policies on any of our properties. As a result, one or more large uninsured or underinsured losses could have a material adverse effect on us. Each of our current lenders requires us to maintain certain insurance and we anticipate that future lenders will have similar requirements. We believe that we have complied with the insurance maintenance requirements under the current governing loan documents and we intend to comply with any such requirements in any future loan documents. However, a lender may disagree, in which case the lender could obtain additional coverage thresholds and seek payment from us, or declare us in default under the loan documents. In the former case, we could spend more for insurance than we otherwise deem reasonable or necessary or, in the latter case, subject us to a foreclosure on hotels securing one or more loans. In addition, a material casualty to one or more hotels securing loans may result in the insurance company applying to the outstanding loan balance insurance proceeds that otherwise would be available to repair the damage caused by the casualty, which would require us to fund the repairs through other sources, or the lender foreclosing on the hotels if there is a material loss that is not insured.

We may be subject to contingent or unknown liabilities related to properties that we may acquire for which we may have limited or no recourse against the sellers.

The properties that we may acquire may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown liabilities might include liabilities for, among other things, cleanup or remediation of undisclosed environmental conditions, claims of guests, vendors or other persons dealing with the properties prior to the acquisition of such property and tax liabilities. Because many liabilities, including tax liabilities, may not be identified within the applicable contractual indemnification period, we may have no recourse against any of the owners from whom we acquire such properties for these liabilities. The existence of such liabilities could significantly adversely affect the value of the property subject to such liability. As a result, if a liability were asserted against us based on ownership of any such properties, then we might have to pay substantial sums to settle it, which could adversely affect our cash flows.

Actions of joint venture partners could reduce the returns on our joint venture investments and decrease your overall return.

We have entered into the joint venture and may enter into additional joint ventures to acquire or improve properties with some of the proceeds of our offering. Such investments may involve risks not otherwise present with other methods of investment in real estate, including, for example, the following risks:

- that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are, or that become, inconsistent with our business interests or goals; or

- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over such joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

PHA faces conflicts of interest relating to joint ventures with its affiliates, which could result in a disproportionate benefit to the other venture partners at our expense.

We have entered into the joint venture and may enter into additional joint ventures with our Sponsor or with other programs sponsored by affiliates of PHA for the acquisition of hotel properties. Our Sponsor or PHA may face a conflict in structuring the terms of the relationship between our interests and the interests of the co-venturer. Since our Sponsor and PHA will control both the co-venturer and, to a large extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. This may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to such joint venture that exceed the percentage of our investment in the joint venture.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to you.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal.

Our hotel properties' operations, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to you.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent our property manager from operating such properties. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Further, compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to you. We generally will obtain a Phase I environmental assessment for each property we intend to acquire. However, in certain circumstances, we may purchase a property without obtaining such assessment if PHA determined it is not warranted, specifically in circumstances where PHA determines to rely upon an assessment certified by, sought and secured by the sellers of the property. A Phase I environmental assessment or site assessment is an initial environmental investigation to identify potential liabilities associated with the current and past uses of a given property. In addition, we will attempt to obtain a representation from the seller that, to its knowledge, the property is not contaminated with hazardous materials.

In the event the Phase I environmental site assessment uncovers potential environmental problems with a property, PHA will determine whether we will pursue the investment opportunity and whether we will have a Phase II environmental site assessment performed. The factors we may consider in determining whether to conduct a Phase II environmental site assessment include, but are not limited to, (i) the types of operations conducted on the property and surrounding property, (ii) the time, duration and materials used during such operations, (iii) the waste handling practices of any tenants or property owners, (iv) the potential for hazardous substances to be released into the environment, (v) any history of environmental law violations on the subject property and surrounding property, (vi) any documented environmental releases, (vii) any observations from the consultant that conducted the Phase I environmental site assessment, and (viii) whether any party (i.e., surrounding property owners, prior owners or tenants) may be responsible for addressing the environmental conditions. We will determine whether to conduct a Phase II environmental site assessment on a case by case basis.

We may face risks relating to asbestos.

Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs") when such materials are in poor condition or in the event of renovation or demolition of a building. These laws and the common law may impose liability for release of ACMs and may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs. ACMs may have been used in the construction of a number of the properties that we may acquire. We will implement an operations and maintenance program at each of the properties at which we discover ACMs, if any. We can provide no assurance that we will not incur any material liabilities as a result of the presence of ACMs at our properties.

We may face risks relating to lead paint.

Some of the properties we may acquire may have lead paint, and we may have to implement an operations and maintenance program at such properties. We can provide no assurance that we will not incur any material liabilities as a result of the presence of lead paint at our properties.

We may face risks relating to chemical vapors and subsurface contamination.

We are also aware that environmental agencies and third parties have, in the case of certain properties with on-site or nearby contamination, asserted claims for remediation, property damage or personal injury based on the alleged actual or potential intrusion into buildings of chemical vapors (*e.g.,* radon) or volatile organic compounds from soils or groundwater underlying or in the vicinity of those buildings or on nearby properties. We can provide no assurance that we will not acquire properties exposing us to such liabilities or that we will not incur any material liabilities as a result of vapor intrusion at our properties.

We may face risks relating to mold growth.

Mold growth may occur when excessive moisture accumulates in buildings or on building materials, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. We will establish procedures for promptly addressing and remediating mold or excessive moisture when we become aware of its presence regardless of whether we believe a health risk is present. However, we can provide no assurance that mold or excessive moisture will be detected and remediated in a timely manner. If a significant mold problem arises at one of our hotel properties, we could be required to undertake a costly remediation program to contain or remove the mold from the affected hotel and could be exposed to other liabilities that may exceed any applicable insurance coverage, which may materially affect our business, assets, or results of operations and, consequently, amounts available for distribution to stockholders.

Costs associated with complying with the ADA may decrease cash available for distributions.

Our properties may be subject to the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to you.

A concentration of our investments in the hospitality sector or a particular state or region may leave our profitability vulnerable to a downturn or slowdown in the sector or state or region.

Our investments are concentrated in the hospitality sector. As a result, we are subject to risks inherent in investments in a single type of property. For example, the potential effects on our revenues and, as a result, on cash available for distribution to our stockholders, resulting from a downturn or slowdown in the hospitality sector could be more pronounced than if we had more fully diversified our investments. We could be subject to increased exposure from economic and other competitive factors should a concentration of assets be held within any particular geographic area. To the extent general economic conditions worsen in one or more of these markets, or if any of these areas experience a natural disaster, the value of our portfolio and our market rental rates could be adversely affected. As a result, our results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, and our ability to satisfy our debt obligations could be materially adversely affected.

To the extent we engage in a strategy for acquiring value-enhancement hotel properties, such a strategy involves greater risks than more conservative investment strategies.

If we execute a "value-enhancement" strategy whereby we seek to acquire hotel properties that offer a high current yield and/or are underperforming assets with the potential to increase in value through a market-based recovery, brand repositioning, investments in capital improvements, revenue enhancements, operational improvements and expense inefficiencies, such a strategy involves greater risks than more conservative investment strategies. The risks related to these value-enhancement investments include risks related to delays in the repositioning or improvement process, higher than expected capital improvement costs, the additional capital needed to execute our modest value-add program, including possible borrowings or raising additional equity necessary to fund such costs, and ultimately that the repositioning process may not result in the higher profits anticipated. In addition, our value-enhancement properties may not produce revenue while undergoing capital improvements. Furthermore, we may also be unable to complete the improvements of these properties and may be forced to hold or sell these properties at a loss. For these and other reasons, we cannot assure you that we will realize growth in the value of any value-enhancement hotel properties we acquire, and as a result, our ability to make distributions to our stockholders could be adversely affected.

Acquiring properties from distressed sellers involves a higher risk of loss than would a strategy of investing in other properties.

We may opportunistically acquire hotel properties from distressed sellers. Traditional performance metrics of real estate assets may not be meaningful for opportunistic real estate. Non-stabilized properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Further, an appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market average daily rates ("ADR"), and timing of occupancy stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

Risks Related to Hotel Investments

We compete with other hotels for guests, which could adversely affect the occupancy levels and rental revenues at our properties.

The hotel industry is highly competitive. Our hotel properties will compete on the basis of location, room rates, quality, range of services, brand affiliation, and reservation systems, among many other factors. New hotel properties may be constructed, which results in new competitors in a market, in some cases without corresponding increases in demand for hotel rooms. We expect to face competition from many sources. We will face competition from other hotel properties both in the immediate vicinity and the geographic market where our hotel properties will be located. Over-building of hotel properties in the markets in which we operate may increase the number of rooms available and may decrease occupancy and room rates, which would adversely affect our operations.

We will also compete with alternative lodging products for guests. Certain companies, including Airbnb and VRBO, offer vacation and overnight lodging to the public. This competition could reduce occupancy levels and rental revenues at our properties, which would adversely affect our profitability and impede our growth.

As a REIT, we cannot directly operate our hotel properties, and rely principally on our property manager to operate our hotel properties.

Because we are prohibited from operating hotel properties pursuant to certain tax laws relating to our qualification as a REIT, the entities through which we own the hotel properties lease the hotel properties to one or more TRSs, which have entered into property management agreements with a hotel property manager, generally expected to be one or more entities affiliated with PHA. These affiliated property management companies may include TPG Hotels & Resorts, Inc., an affiliate of our Sponsor and PHA, and TPG's wholly owned subsidiaries, which we collectively refer to as TPG, or other affiliates and/or designees of TPG. We refer to TPG and such other affiliates and/or designees collectively as our property manager. Our property manager will operate and manage our hotel properties. The TRSs enter into any franchise agreements to brand our hotels. We cannot assure you that our property manager or any other third-party hotel property manager we retain will manage our properties in a manner that is consistent with its obligations under its property management agreements with our TRSs or our TRSs' obligations under hotel franchise agreements, that the property manager will not be negligent in its performance or engage in other criminal or fraudulent activity, or that the property manager will not otherwise default on its management obligations. We will not have the authority to require any hotel property to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel property (for example, setting room rates). Thus, even if we believe our hotel properties are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room ("RevPar"), and average daily rate ("ADR"), we may not be able to make the property manager change its method of operating our hotel properties. Our results of operations, financial position, cash flows and our ability to service debt and to make distributions to stockholders are, therefore, dependent on the ability of our property manager to operate our hotel properties successfully, and its failure to do so could adversely impact our ability to service debt and to make distributions to our stockholders.

Our leases with TRSs will subject us to the risk of increased hotel operating expenses.

Our TRSs will be required to pay us rent based in part on revenues from our hotel properties and, therefore, subject us to the risk of increased hotel operating expenses. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, which would adversely affect the ability of our TRSs to pay us rent due under leases, including, but not limited to, increases in:

- wage and benefit costs;

- repair and maintenance costs;

- energy costs;

- property taxes;

- fee increases required by hotel brand franchisors;

- insurance costs; and

- other operating expenses.

Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations and our ability to make distributions to our stockholders.

Unanticipated expenses and insufficient demand for hotel properties in new geographic markets could adversely affect our profitability and our ability to make distributions to our stockholders.

As part of our business strategy, we may acquire hotel properties in geographic areas in which our property manager may have little or no operating experience or in which potential customers may not be familiar with the brand of the particular hotel. As a result, we may incur costs relating to the operation and promotion of such hotel properties that are substantially greater than those incurred in other areas. These hotel properties may attract fewer customers than other hotel properties we may acquire, and at the same time, we may incur substantial additional costs with such hotel properties. As a result, the results of operations at any hotel properties we may acquire that are in unfamiliar markets or that may not have familiar brands in the market may be less than those of other hotel properties we may acquire. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely affect our financial condition and results of operations.

We are subject to general risks associated with operating hotel properties.

We own hotel properties, which have different economic characteristics than many other real estate assets, and a hotel REIT is structured differently than many other types of REITs. A typical office property, for example, has long-term leases with third-party tenants, which provide a relatively stable long-term stream of revenue. Our TRSs have engaged our property manager or third-party hotel property managers, pursuant to property management agreements, and pay such property managers a fee for managing the hotel. Our TRSs generally will receive all of the operating profit or losses at such hotel properties after payment of our property manager's fee and reimbursement of expenses. Moreover, virtually all hotel guests typically stay at a hotel for only a few nights, which causes the room rate and occupancy levels at hotel properties to change every day, and which results in earnings that can be highly volatile.

In addition, our hotel properties (and the hotel properties underlying any real estate-related investments we acquire) will be subject to various operating risks common to the hotel industry, many of which are beyond our control, including the following:

- competition from other hotel properties in the relevant markets;

- over-building of hotel properties in markets in which our hotels are located, which results in increased supply and adversely affects occupancy and revenues at our hotel properties;

- requirements of periodic capital investment to repair and upgrade hotels;

- increases in operating costs due to inflation and other factors, including wages and benefits, and increased energy costs that may not be offset by increased room rates;

- change in interest rates and the availability, cost and terms of financing;

- increases in assessed property taxes from changes in valuation or real estate tax rates;

- increases in the cost of property insurance;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance;

- changes in general economic conditions, including the severity and duration of any downturn in the U.S. or global economy and financial markets;

- oil prices and travel costs;

- statements, actions or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;

- war, political conditions or uncertainty, terrorist activities or threats, mass casualty events, protests and heightened travel security measures instituted in response to these events;

- unforeseen events beyond our control, such as travel related health concerns which could reduce travel, including pandemics such as COVID-19 (including new variants), and epidemics such as H1N1 influenza (swine flu), avian bird flu, SARS, zika virus, imposition of taxes or surcharges by regulatory authorities, travel-related accidents, travel infrastructure interruptions, and unusual weather patterns, including natural disasters such as hurricanes, tsunamis, earthquakes, tornados, floods, wildfires, oil spills and nuclear incidents;

- adverse effects of international, national, regional and local economic and market conditions and increases in energy costs or labor costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

- delayed delivery or any material reduction or prolonged interruption of public utilities and services, including water and electric power;

- decreased corporate or government travel-related budgets and spending and cancellations and/or government shutdowns or closures, deferrals or renegotiations of group business due to adverse changes in general economic conditions and/or changes in laws and regulations;

- decreased demand for business-related travel due to innovations in business-related technology, such as for virtual meetings and/or conferences, ongoing corporate travel restrictions, and/or a permanent shift to work-from-home or flex arrangements;

- increasing awareness around sustainability, the impact of air travel on climate change and the impact of over-tourism;

- low consumer confidence, high levels of unemployment or depressed real estate prices;

- the financial condition and general business condition of the airline, automotive and other transportation-related industries and its impact on travel;

- adverse effects of a downturn in the hotel or tourism industries; and

- risks generally associated with the ownership of hotel properties and real estate, as we discuss in more detail below.

These factors, and the reputation repercussions of these factors, could materially adversely affect, and from time to time have adversely affected, individual hotels, the net operating profits of our TRSs, which in turn would adversely affect our financial condition, results of operations, the value of our securities, and/or our ability to make distributions to our stockholders.

Difficult economic conditions may continue to adversely affect the hotel industry.

Our financial performance is subject to global and regional economic conditions and their impact on levels of discretionary business and consumer spending. Some of the factors that have an impact on discretionary spending include general economic conditions, GDP growth, worldwide or regional recession, corporate earnings and investment, unemployment, consumer debt, reductions in net worth, taxation, inflation, energy prices, interest rates, consumer confidence, tariffs, and other macroeconomic factors. Downturns in worldwide or regional economic conditions may materially adversely impact demand for our hotels and resorts. A continuing shift in consumer behavior would materially adversely affect our business, results of operations, and financial condition.

The hotel industry is seasonal, which will affect our results of operations from quarter to quarter.

The hotel industry is seasonal in nature. This seasonality can result in quarterly fluctuations in our financial condition and operating results, including the amount available for distributions on our shares. Our quarterly operating results may be adversely affected by factors outside of our control, including weather conditions and poor economic factors in certain markets in which we operate. Our cash flows may not be sufficient to offset any shortfalls that occur as a result of these fluctuations. As a result, we may have to reduce distributions or enter into short-term borrowings in some quarterly periods in order to make distributions to our stockholders.

The cyclical nature of the hotel industry may result in fluctuations in our operating performance, which could have a material adverse effect on our business and operating results.

Due to its close link with the performance of the general economy, and, specifically, growth in U.S. gross domestic product ("GDP"), the hotel industry is highly cyclical in nature. Demand for products and services provided by the hotel industry generally trails improvement in economic conditions. The lodging industry has historically exhibited a strong correlation to U.S. gross domestic product. Worsening of the U.S. or global economy would likely have an adverse impact on the occupancy, ADR and RevPar of our hotels, and would therefore adversely impact our results of operations and financial condition.

Many of our real estate-related costs are fixed, and will not decrease even if revenues from our hotel properties decrease.

Many costs, such as real estate taxes, insurance premiums and maintenance costs, generally are not reduced when a hotel is not fully occupied, room rates decrease or other circumstances cause a reduction in revenues. In addition, newly acquired or renovated hotel properties may not produce the revenues we anticipate immediately, or at all, and the hotel's operating cash flow may be insufficient to pay the operating expenses and debt service associated with such new hotel property. If we are unable to offset real estate costs with sufficient revenues across our portfolio, our operating results and our ability to make distributions to our stockholders may be adversely affected.

Our operating expenses may increase in the future, which could cause us to raise our room rates, which may deplete room occupancy, or cause us to realize lower net operating income as a result of increased expenses that are not offset by increased room rates, in either case decreasing our cash flow and our operating results.

Operating expenses, such as expenses for fuel, utilities, labor and insurance, are not fixed and may increase in the future. To the extent such increases affect our room rates and therefore our room occupancy at our hotel properties, our cash flow and operating results may be negatively affected.

The popularity of booking hotels through internet travel intermediaries may adversely affect our profitability.

The increasing use of internet travel intermediaries by consumers may cause fluctuations in operating performance during the year and otherwise adversely affect our profitability and cash flows. Our property manager will rely upon internet travel intermediaries such as Travelocity.com, Expedia.com and Priceline.com to generate demand for our hotel properties. As internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our property manager. Moreover, some of these internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These intermediaries hope that consumers will eventually develop brand loyalties to their reservations system rather than to hotel franchise brands. If the amount of sales made through internet intermediaries increases significantly and results in a decrease in consumer loyalty to the brands under which our hotel properties are franchised, our room revenues may be lower than expected, and our profitability may be adversely affected.

Our revenues and profitability may be adversely affected by increased use of business-related technology, which may reduce the need for business-related travel.

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, hotel room demand and our revenues, profitability and ability to make distributions to our stockholders may be adversely affected.

Future terrorist attacks or changes in terror alert levels could materially and adversely affect our business.

Terrorist attacks have adversely affected the U.S. travel market and hospitality industries since 2001, often disproportionately to the effect on the overall economy. The extent of the impact that actual or threatened terrorist attacks in the U.S. or elsewhere could have on domestic and international travel and our business in particular cannot be determined, but any such attacks or the threat of such attacks could have a material adverse effect on travel and hotel demand, our ability to finance our business and our ability to insure our hotel properties. Any of these events could materially and adversely affect our business, our operating results and our prospects.

We will face competition that could limit our ability to acquire additional investments or dispose of properties, which could adversely affect our profitability and impede our growth.

We will compete with numerous real estate companies and other owners of real estate in seeking hotel properties for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, other REITs and other well-capitalized investors, will compete with us to acquire existing properties, and many of these investors will have greater sources of capital to acquire properties. This competition could increase prices for properties of the type we would likely pursue and adversely affect our profitability and impede our growth. Competition when multiple hospitality investors are seeking to dispose of properties can conversely decrease prices for properties, which, if we are trying to dispose of properties, could adversely affect our profitability and our ability to make distributions to our stockholders.

Failure to maintain franchise licenses could decrease our revenues.

The inability to maintain franchise licenses could decrease our revenues. Maintenance of franchise licenses for our hotel properties is subject to maintaining our franchisors' operating standards and other terms and conditions. Franchisors periodically inspect hotel properties to ensure that such hotel properties are maintained in accordance with their standards. Failure to maintain our hotel properties in accordance with these standards or comply with other terms and conditions of the applicable franchise agreement could result in a franchise license being canceled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination fee. As a condition to the maintenance of a franchise license, our franchisor could also require us to make capital expenditures, even if we do not believe the capital improvements are necessary, desirable, or likely to result in an acceptable return on our investment. We may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If our franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel property without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel property because of the loss associated with the brand recognition and/or the marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotel properties could materially and adversely affect our results of operations, financial condition and our cash flows, including our ability to service debt and make distributions to our stockholders.

We are subject to risks associated with the employment of hotel personnel, particularly with respect to hotels that employ unionized labor.

Our property managers will be responsible for hiring and maintaining the labor force at each of our hotel properties. Although we will not directly employ or manage employees at our hotel properties, we still will be subject to many of the costs and risks generally associated with the hotel labor force, particularly with respect to hotel properties with unionized labor. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. We do not have the ability to affect the outcome of these disputes.

In addition, changes in labor laws may negatively impact us. For example, the implementation of new occupational health and safety regulations, minimum wage laws, and overtime, working conditions status and citizenship requirements and the Department of Labor's proposed regulations expanding the scope of nonexempt employees under the Fair Labor Standards Act to increase the entitlement to overtime pay could significantly increase the cost of labor in the workforce, which would increase the operating costs of our hotel properties and may have a material adverse effect on us.

Risks Associated with Real Estate-Related Assets

The real estate-related assets in which we may invest may involve greater risks of loss than senior loans secured by the same properties.

We may invest in real estate-related assets that take the form of first or second mortgages, B-Notes, mezzanine loans secured by a pledge of the ownership interests of the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property, or preferred equity interests in an entity that owns (directly or indirectly) the underlying real estate. Our acquisition of these types of assets will be with the intent of acquiring the underlying real estate. Such investment opportunities may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may be or become unsecured or undersecured as a result of foreclosure by a lender with a higher priority in the capital structure. If the entity owning the property becomes a debtor in a bankruptcy case, we may not be able to realize on our strategy of acquiring the underlying real estate, in which case the value of our investment would be limited to the amount realizable on the value of our investment. In that case, we may not have full recourse to the underlying assets of such entity, or the assets of the entity may not be sufficient to satisfy our debt or to allow us to realize a return of or on our preferred equity investment. If an entity defaults on our debt or debt senior to our position, or if the property holding entity becomes a debtor in a bankruptcy proceeding, our debt or preferred equity will be satisfied only after the debt more senior to ours, if any. As a result, we may not recover some or all of our investment.

We may acquire secured debt or preferred equity with the intent to own and may experience significant costs and delays in acquiring the underlying property.

We may acquire outstanding debt secured by a hotel property or by interests in an entity owning a hotel property, or a preferred equity position in the capital structure relating to such a property, from lenders and investors if we believe we can ultimately foreclose or otherwise acquire ownership of the underlying property in the near-term through foreclosure, deed-in-lieu of foreclosure, or other means. However, if we do acquire such debt or equity position, borrowers or upper tier equity holders may seek to assert various defenses to our foreclosure or other actions and we may not be successful in acquiring the underlying property on a timely basis, or at all, in which event we could incur significant costs and experience significant delays in acquiring such properties, all of which could adversely affect our financial performance and reduce our expected returns from such investments. In addition, we may not earn a current return on such investments. This particularly holds true if the loan that we acquire, or the loan in the structure in which we acquire the preferred equity interest, is in default. Such investments may be further subject to regulatory constraints.

Any distressed investments we make, or investments that later become non-performing, may subject us to losses and other risks relating to bankruptcy proceedings, which could materially and adversely affect us.

We may, but currently do not intend to, make distressed investments (e.g., investments in defaulted, out-of-favor or distressed bank loans) in an attempt to acquire the real estate underlying such investments. Some of our investments may be secured by properties that typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, loans or securities of financially or operationally troubled borrowers or issuers are more likely to go into default than loans or securities of other borrowers or issuers. Loans or securities of financially or operationally troubled issuers are less liquid and more volatile than loans or securities of borrowers or issuers not experiencing such difficulties. Investment in the loans of financially or operationally troubled borrowers involves a high degree of credit risk.

In certain limited cases (e.g., in connection with a workout, restructuring or foreclosure proceeding involving one or more of our investments), the success of our investment strategies with respect thereto will depend, in part, on our ability to acquire loan modifications. These financial difficulties may never be overcome and may cause borrowers to become subject to bankruptcy or other similar administrative proceedings.

In such cases, there is a possibility that we may incur substantial or total losses on our investments and, in certain circumstances, become subject to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender that has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances, payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions we hold, may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the "cramdown" provisions of the bankruptcy laws. Any of the foregoing results could materially and adversely affect us.

The value of the real estate securities that we may invest in may be volatile.

The value of real estate securities, including those of REITs, fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments and then can affect a single issuer, multiple issuers within the same industry, the economic sector or geographic region, or the market as a whole. The real estate industry is sensitive to economic downturns. The value of securities of companies engaged in real estate activities can be affected by changes in real estate values and rental income, property taxes, interest rates and tax and regulatory requirements. In addition, the value of a REIT's equity securities can depend on the capital structure and amount of cash flow generated by the REIT.

We expect a portion of our portfolio of real estate-related assets to be illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

We may purchase real estate securities in connection with privately negotiated transactions that are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirement of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater risk of our inability to recover loaned amounts in the event of a borrower's default.

Interest rate and related risks may cause the value of our real estate-related assets to be reduced.

We will be subject to interest rate risk with respect to any investments in fixed income securities, such as preferred equity and debt securities, and to a lesser extent distribution paying A Shares. Interest rate risk is the risk that these types of securities will decline in value because of changes in market interest rates. Generally, when market interest rates rise, the fair value of such securities will decline, and vice versa.

During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below-market interest rate, increase the security's duration and reduce the value of the security. This is known as extension risk. During periods of declining interest rates, an issuer may be able to exercise an option to prepay principal earlier than scheduled, which is generally known as call risk or prepayment risk. If this occurs, we may be forced to reinvest in lower yielding securities. This is known as reinvestment risk. Preferred equity and debt securities frequently have call features that allow the issuer to redeem the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. These risks may reduce the value of any real estate-related securities investments we acquire.

Our investments in real estate-related assets will be subject to the risks related to the underlying real estate.

Real estate loans secured by properties are subject to the risks related to underlying real estate. The ability of a borrower to repay a loan secured by a property typically is dependent upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Any default on the loan could result in our acquiring ownership of the property, and we would bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. In addition, foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed loan.

We will not know whether the values of the properties ultimately securing any loans we acquire will remain at the levels existing on the dates we acquire those loans. If the values of the underlying properties decline, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments.

If we liquidate prior to the maturity of our real estate-related assets, we may be forced to sell those investments on unfavorable terms or at a loss.

Our board of directors may choose to liquidate our assets, including our real estate-related assets. If we liquidate those investments prior to their maturity, we may be forced to sell those investments on unfavorable terms or at a loss. For instance, if we are required to liquidate mortgage loans at a time when prevailing interest rates are higher than the interest rates of such mortgage loans, we likely would sell such loans at a discount to their stated principal values.

Risks Associated with Debt Financing

We have, and may in the future, incur mortgage indebtedness and other borrowings, which we have broad authority to incur, that may increase our business risks and decrease the value of our stockholders' investments.

We have generally acquired real properties by using either existing financing or borrowing new funds. In addition, we have and may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire additional real properties. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We also may borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT.

There is no limitation on the amount we may borrow against any single improved property. Our charter provides that the maximum amount of our total indebtedness shall not exceed 300% of our total "net assets" (total assets (other than intangibles) at cost, before deducting depreciation, reserves for bad debts or other non-cash reserves, less total liabilities) as of the date of any borrowing (which is the maximum level of indebtedness permitted under the NASAA REIT Guidelines, absent a satisfactory showing that a higher level is appropriate), which is generally expected to be approximately 75% of the cost of our investments.

Notwithstanding this 75% leverage limitation, we intend to target the greater of 50% loan-to-value or loan-to-cost. We may exceed our leverage limit if such excess is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing, along with justification for exceeding such limit. However, this charter limitation does not apply to individual real estate assets or investments. In addition, it is our intention to limit our borrowings to 75% of the aggregate fair market value of our assets (calculated after the close of our offering and once we have invested substantially all the proceeds of our offering), unless excess borrowing is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for such excess borrowing. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits. We expect that during the period of our offering we will seek such independent director approval of borrowings in excess of these limitations since we will then be in the process of raising our equity capital to acquire our portfolio. As a result, we expect that our debt levels will be higher until we have raised equity capital and repaid a portion of our initial leverage. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, we may be unable to pay the amount of distributions required in order to maintain our REIT status. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected which could result in our losing our REIT status and would result in a decrease in the value of your investment.

Increases in interest rates could increase our debt payments.

As of December 31, 2024, our outstanding indebtedness consists of approximately $64,774,375 in property level debt, including approximately $23,670,000 of variable interest rate debt. Increases in interest rates increase our interest costs on our variable-rate debt and could increase interest expense on any future fixed rate debt we may incur, and interest we pay reduces our cash available for distributions, expansion, working capital and other uses. Moreover, periods of rising interest rates heighten the risks described immediately above under "We have, and may in the future, incur mortgage indebtedness and other borrowings, which we have broad authority to incur, that may increase our business risks and decrease the value of our stockholders' investments."

Lenders have and may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

Loan agreements we have entered and may in the future enter into contain covenants that could affect our distribution and operating policies, affect our ability to incur additional debt, limit our ability to further mortgage a property, limit our ability to discontinue insurance coverage or limit our ability to replace PHA. In addition, loan documents may limit our ability to replace a property's property manager or terminate certain operating or lease agreements related to a property. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Our derivative financial instruments that we may use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on our stockholders' investments.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets, but no hedging strategy can protect us completely. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, the use of such instruments may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% Gross Income Test or the 95% Gross Income Test.

Interest-only and adjustable rate indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We have financed, and may in the future finance, our properties using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment is less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan is not reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we are required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT. Any of these results would have a significant, negative impact on our stockholders' investments.

Finally, if the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

Inflation may adversely affect our financial condition and results of operations.

Inflation remains elevated and its impact on the U.S. economy and the impact of any measures that may be taken by government officials to curb inflation remain uncertain. Inflation poses a risk to us due to the possibility of future increases in interest rates. Continued inflation would adversely impact us due to higher interest rates on any new fixed-rate debt and our existing outstanding variable rate debt. We have entered into interest rate swaps to limit our exposure to interest rate fluctuations related to our variable rate debt. However, in an increasing interest rate environment the fixed rates we can obtain with such replacement fixed-rate cap and swap agreements will continue to increase.

In addition, inflation may adversely affect our financial condition and results of operations. An increase in inflation could have an adverse impact on our property operating expenses and general and administrative expenses, as these costs could increase at a rate higher than our revenue. Inflation could also have an adverse effect on consumer spending, which could impact our revenues.

We have broad authority to utilize leverage and high levels of leverage could hinder our ability to make distributions and decrease the value of your investment.

Our charter does not limit us from utilizing financing until our borrowings exceed 300% of our total "net assets" (as defined in our charter in accordance with the NASAA REIT Guidelines), which is generally expected to approximate 75% of the aggregate cost of our investments, however, we intend to target a leverage ratio of 50%. We can incur financings in excess of this limitation with the approval of our independent directors. High leverage levels would cause us to incur higher interest charges and higher debt service payments and the agreements governing our borrowings may also include restrictive covenants. These factors could limit the amount of cash we have available to distribute to investors and could result in a decline in the value of stockholders' investments.

We may be adversely affected by our use of Secured Overnight Financing Rate ("SOFR") as the base rate for one of our mortgages.

As of December 31, 2024, we had $23,670,000 of variable interest rate debt. As such we may be adversely affected by changes in SOFR reporting practices and the method in which SOFR is determined.

U.S. Federal Income Tax Risks

Failure to qualify and maintain our qualification as a REIT would adversely affect our operations and our ability to make distributions.

We elected to be taxed as, and currently qualify as, a REIT beginning with our taxable year ended December 31, 2018. In order for us to continue to maintain our qualification as a REIT, we must satisfy certain requirements set forth in the Code and Treasury Regulations that may depend on various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements.

Although we do not intend to request a ruling from the IRS, as to our REIT status, we have received the opinion of prior counsel, Morris Manning & Martin LLP with respect to our qualification as a REIT. This opinion was issued in connection with the Private Offering. Investors should be aware, however, that opinions of counsel are not binding on the IRS or on any court. The opinion of Morris Manning & Martin LLP represents only its view based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets, the sources of our income, the amount of distributions that we pay, the composition of our stockholders, and various other matters relating to the requirements for qualification as a REIT. Morris Manning & Martin LLP has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law. No opinion of any other law firm as to our REIT status has been sought. Furthermore, both the validity of the opinion of Morris Manning & Martin LLP and our qualification as a REIT will depend on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership, as we do. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If we fail to qualify as a REIT for any taxable year and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year we lose our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

To qualify and maintain our qualification as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations and which could result in our inability to acquire assets.

To obtain the favorable tax treatment afforded to REITs under the Code, we generally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gain. To the extent that we do not distribute all of our net capital gains or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will have to pay tax on those amounts at regular corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% nondeductible excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes, it is possible that we might not always be able to do so.

You may have current tax liability on distributions you elect to reinvest in our K Shares, K-I Shares and K-T Shares but would not receive cash from such distributions, and therefore you would need to use funds from another source to pay such tax liability.

If you participate in our DRIP, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in K Shares, K-I Shares and K-T Shares, as applicable, to the extent the amount reinvested is properly treated as being paid out of "earnings and profits." As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the distributions reinvested in our common stock.

Certain of our business activities potentially may be subject to the prohibited transactions tax, which could reduce the return on your investment.

If we dispose of a property (other than foreclosure property) during the first few years following its acquisition, such property may be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business, which would subject us to a 100% tax on any gain recognized on the sale under applicable provisions of the Code related to "prohibited transactions," unless certain safe harbor requirements are satisfied. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. Properties we own, directly or through any subsidiary entity, including our operating partnership, but generally excluding our TRSs, may, depending on how we conduct our operations, be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Any losses we incur on such prohibited transactions may not be used to offset gains from prohibited transactions. Any taxes we pay would reduce our cash available for distribution to you. Our concern over paying the prohibited transactions tax may cause us to forego disposition opportunities that would otherwise be advantageous if we were not a REIT.

Distributions payable by REITs generally are subject to a higher tax rate than regular corporate dividends under current law.

The maximum U.S. federal income tax rate for "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates (however, distributions, other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary, which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income under the current tax laws that will expire if not extended at the end of 2025). Although the reduced rate for "qualified dividends" does not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors that are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends.

In certain circumstances, we may be subject to U.S. federal, state and local income taxes as a REIT, which would reduce our cash available for distribution to you.

Even if we maintain our status as a REIT, we may be subject to U.S. federal, state, and local income taxes. For example, as noted above, net income from the sale of properties that are inventory or held primarily for sale to customers in the ordinary course of a trade or business will be subject to a 100% tax, absent the satisfaction of certain safe harbor requirements. Furthermore, and as also noted above, we may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We also may decide to retain net capital gain we earn from the sale or other disposition of properties and pay income tax directly on such income. In that event, our stockholders would receive a credit for the tax we paid. That is, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as IRAs, charities, or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and seek a refund of such tax. Further, a 100% excise tax would be imposed on certain transactions between us and any potential TRSs that are not conducted on an arm's-length basis. We also may be subject to state and local taxes on our income or property, either directly or at the level of the other companies through which we indirectly own our assets. Any taxes we pay would reduce our cash available for distribution to you.

Our TRSs will be subject to corporate-level taxes, and our dealings with our TRSs may be subject to a 100% excise tax.

A REIT may own the stock of one or more subsidiaries it, together with such subsidiaries, elects to treat as TRSs. Our TRSs will be subject to U.S. federal, state, and local income tax on their taxable income. The after-tax net income of our TRSs would be available for distribution to us. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. A REIT cannot earn qualifying income from the operation of a hotel, motel or similar property, but can earn qualifying rental income if it leases a "qualified lodging facility" to a TRS, which then retains an "eligible independent contractor" to operate the facility. We may use our TRSs generally for other activities as well, such as to hold properties for sale in the ordinary course of a trade or business or to hold assets to conduct activities that we cannot conduct directly as a REIT. A TRS will be subject to applicable U.S. federal, state, local, and foreign income tax on its taxable income, including corporate income tax on the TRS's income, and is, as a result, less tax efficient than with respect to income we earn directly. In addition, the rules, which are applicable to us as a REIT, as described in the immediately preceding risk factor, also impose a 100% excise tax on certain transactions between us and any of our TRSs if such transactions are not conducted on an arm's-length basis.

For example, to the extent that the rent paid by one of our TRSs exceeds an arm's-length rental amount, such amount would be potentially subject to a 100% excise tax. While we intend that all transactions between us and our TRSs would be conducted on an arm's-length basis, and therefore, any amounts paid by our TRSs to us would not be subject to the excise tax, no assurance can be given that the IRS would not disagree with such conclusion and levy an excise tax on such transactions.

> ### *If our leases to our TRSs are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.*

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." In order for rent paid to us by our TRSs to qualify as "rents from real property" for purposes of the REIT gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures, or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT, which would materially adversely impact the value of an investment in our securities and in our ability to pay distributions to you.

> ### *If our hotel properties are not "qualified lodging facilities" or our "qualified lodging facilities" are not properly leased to a TRS or the managers of such "qualified lodging facilities" do not qualify as "eligible independent contractors," we could fail to qualify as a REIT.*

In general, we cannot earn qualifying income from the operation of any hotel facilities and can only indirectly earn qualifying income from "qualified lodging facilities" on an after-tax basis through leases of such properties to one or more TRSs. A "qualified lodging facility" is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis at which or in connection with which wagering activities are not conducted. Rent paid by a lessee that is a "related party tenant" of ours generally will not be qualifying income for purposes of the two gross income tests applicable to REITs; however, there are exceptions to this related party tenant rule for certain leases of "qualified lodging facilities" to TRSs. The rent we receive from a TRS that leases "qualified lodging facilities" from us will not be disqualified as qualifying "rents from real property" if the TRS retains an independent management company that qualifies as an "eligible independent contractor" under the Code to operate and manage the hotel property.

An "eligible independent contractor" is an independent contractor that, at the time such contractor enters into a management or other agreement with a TRS to operate a "qualified lodging facility," is actively engaged in the trade or business of operating "qualified lodging facilities" for any person not related, as defined in the Code, to us or the TRS. Among other requirements, in order to qualify as an independent contractor, a manager must not own, directly or by applying certain ownership attribution provisions of the Code, more than 35% of our outstanding shares of stock, and no person or group of persons can own more than 35% of our outstanding shares and 35% of the ownership interests of the manager (with respect to ownership interests in such managers that are publicly traded, only holders of more than 5% of such ownership interests count towards the 35% test). We anticipate that substantially all of our management contracts will be with management companies affiliated with our Sponsor and advisor. The ownership attribution rules that apply for purposes of the 35% thresholds are complex. There can be no assurance that the permitted levels of ownership of our stock attributable to our property managers and their owners will not be exceeded. If that occurs, then our property management companies would not be "eligible independent contractors," and the rents we receive from our TRSs would fail to qualify for the gross income tests, which could result in our failing to qualify as a REIT. Failure to qualify as a REIT would materially adversely impact the value of an investment in our securities and in our ability to pay distributions to you.

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To qualify and maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, and qualified real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than government securities, TRSs, qualified REIT subsidiaries, and qualified real estate assets) generally cannot include more than 10% of the outstanding securities by vote or value of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities (other than government securities, TRSs, qualified REIT subsidiaries, and qualified real estate assets) of any one issuer, and no more than 20% of the value of our total assets for tax years can be represented by securities of one or more TRSs. In addition, not more than 25% of our assets may consist of debt instruments issued by publicly offered REITs that qualify as "real estate assets" only because of the express inclusion of "debt instruments issued by publicly offered REITs" in the definition of "real estate assets." If we fail to comply with these requirements at the end of any calendar quarter other than our first REIT calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would subject us to U.S. federal income tax at corporate rates, which would reduce the amounts available for distribution to stockholders.

We may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification asset tests or income tests and, consequently, could lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which also might cause us to fail to meet the annual distribution requirement for a taxable year in the event we cannot make a sufficient deficiency distribution.

Legislative or regulatory action could adversely affect the returns to our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect our taxation and our ability to continue to qualify as a REIT or the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or the resale potential of our assets. Our stockholders are urged to consult with their tax advisor with respect to the impact of recent legislation on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a regular corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of the Company.

We urge you to consult with your own tax advisor with respect to the status of any legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

If our Operating Partnership is classified as a "publicly traded partnership" under the Code, its income may be subject to taxation, which would reduce the cash available for distribution to you and likely result in a loss of our REIT status.

We intend to maintain the status of the Operating Partnership as a partnership, and not as an association or a publicly traded partnership for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of the Operating Partnership as a partnership for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the Operating Partnership could make to us. This would also likely result in our losing REIT status, and, if so, becoming subject to a corporate level tax on our own income. This would substantially reduce any cash available to pay distributions. In addition, if any of the partnerships or limited liability companies through which the Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership and is otherwise not disregarded for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the Operating Partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain our status as a REIT.

Foreign purchasers of our K Shares, K-I Shares and K-T Shares may be subject to FIRPTA tax upon the sale of their shares or upon the payment of a capital gain dividend, which would reduce any gains they would otherwise have on their investment in our shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to the Foreign Investment in Real Property Tax Act of 1980, as amended, which is frequently referred to as FIRPTA, on the gain recognized on the disposition. The FIRPTA tax does not apply, however, to certain non-U.S. pension plans or to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure you that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless one or more classes of our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of that class of shares.

A foreign investor also may be subject to FIRPTA tax upon the payment of any dividend by us, which dividend is attributable to gain from sales or exchanges of U.S. real property interests, subject to a similar exception for less than 10% holders of a class of shares traded on an established securities market. We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a foreign investor.

Item 1B.   Unresolved Staff Comments

Not applicable.

Item 1C.   Cybersecurity

The Company deploys advanced cybersecurity technologies and best practices to deliver a highly secure technology platform for its internal operations and hotels throughout its national portfolio. Our program is built around best practice guidance taken in part from both NIST and PCI DSS framework.

Risk Management and Strategy

We have engaged a third-party IT and cybersecurity firm to assist us in protecting us from cybersecurity threats. Our IT partner has been in business for over 33 years and has a national footprint of 175 offices nationwide. In addition to assessing our own cybersecurity preparedness and as part of our overall cybersecurity risk management framework, we also consider and evaluate cybersecurity risks associated with our use of third-party service providers.

Processes and procedures include:

- TPG's Corporate IT footprint and systems are not used to process guest transactions. Corporate systems do not have connectivity to any hotels.

- All IT assets and infrastructure are monitored 24/7/365 through a combination of MDR, SIEM software and a fully staffed 24/7 SOC.

- We have continuous monitoring for viruses, intrusions, and malicious activities.

- We deploy a sophisticated blend of layered security that protects systems and data that exist or operate within partitioned/segregated networks.

- Employee cybersecurity training and phishing email training are required for all employees and is performed monthly to continually enhance awareness and responsiveness.

- We do not store any customer data input during the reservation process. The customer reservation systems are specified, implemented, and managed by the global hotel brands.

- Each hotel or operating asset within our portfolio is a standalone network. Therefore, if a security breach were to occur at one location, it is fully isolated from other properties or networks.

- We deploy stringent email filtering that prohibits incoming messages from insecure email systems (i.e., gmail, yahoo, aol, etc.) that are known to carry viruses, spyware, crypto ransom, etc.

- We perform regular internal and external penetration tests at the hotel property level.

- We have in place a Cybersecurity Incident Response plan that dictates the process for responding to incidents and remediation of events.

- We have relationships with third-party business partners to assist with cybersecurity as well as assess their cybersecurity risks.

- We utilize Self-Assessments using industry standards and benchmarks to identify cybersecurity incidents and threats that could potentially impact the company.

- Our IT internal controls are audited by an external audit firm as part of our Sarbanes-Oxley Act compliance activities, and this process includes assessing the design and operating effectiveness of those controls.

We or our third-party manager currently maintain cybersecurity insurance policies that provide coverage for security incidents. Although the risks we face from cybersecurity threats are many and change daily, in the last three fiscal years, we have not experienced any cybersecurity incidents that have materially affected our operations, strategy, financial positions or operations. In addition, as of the date of this Annual Report, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to affect us, including our business strategy, results of operations and financial condition. However, future incidents could have a material impact on our business strategy, results of operations, or financial condition. For additional discussion of the risks posed by cybersecurity threats, see "Item 1A. Risk Factors-Risks Relating to Our Business- We are increasingly dependent on information technology, and potential cyber-attacks, security problems or other disruption and expanding social media vehicles present new risks."

Despite the policies and procedures that have been implemented to ensure the integrity of our IT systems, we may not be effective in identifying and mitigating every risk in which we are exposed to, especially newly identified vulnerabilities. Furthermore, the hospitality environment requires that the hotels access information in third party environments that are managed, hosted, and provided by others. As such the company will have difficulties in anticipating and implementing preventive measures that mitigate the harm should a break occur.

Malicious actors, which can operate on a larger and more sophisticated scale, are using various tools and methodologies to gain access to systems. Such attacks are ransomware, denial of service attacks, phishing, social engineering, and other cyberattacks. A breach of these systems either managed by us or a third party may result in the loss of business data, personal information, disruption of business.

Governance

Our board of directors are responsible for overseeing our policies and practices related to corporate governance including cybersecurity risks. On a quarterly basis, our board of directors and audit committee receive a report from management on our cybersecurity threat risk management processes and strategies. Outside of quarterly meetings, our board of directors and audit committee are notified following any cybersecurity incident and meet to address and identify the cybersecurity threat's severity levels. Our board of directors and audit committee also review management's materiality assessment regarding any cybersecurity incident requiring disclosure to the SEC.

Item 2.   Properties

Our principal executive offices are located at 1140 Reservoir Avenue, Cranston, Rhode Island, 02920. We do not have an address separate from our Sponsor and PHA.

As of December 31, 2024, we owned interests in five select-service hotel properties located in four states with a total of 559 rooms. For more information on our hotel properties, see Item 1, "Business — Real Estate Portfolio" of this Annual Report.

Indebtedness

For a discussion of our indebtedness, see Note 5 — "Mortgage Notes Payable" and Note 7 — "Related Party Transactions", to the consolidated financial statements that are a part of this Annual Report.

Item 3.   Legal Proceedings

We are not currently subject to any material legal proceedings and, to our knowledge, no material legal proceedings are threatened against the Company. From time to time, we may be party to certain legal proceedings in the ordinary course of business. While the outcome of any legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

As of March 24, 2025, we had approximately 5,991,042 shares of common stock outstanding held by a total of approximately 1,130 stockholders of record. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

No public trading market currently exists for our shares of common stock and we currently have no plans to list our shares on a national securities exchange. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them. Unless we list our shares on a national securities exchange, we do not expect that a public market for the shares will develop.

The Company, with the approval of its board of directors, terminated the Public Offering on August 13, 2021. On June 24, 2021, the Company filed a Registration Statement on Form S-3 to register approximately 4,273,505 K Shares, K-I Shares or K-T Shares under the DRIP for a proposed maximum offering price of $40,000,000 in shares of common stock. The Company commenced offering shares pursuant to the DRIP Offering following the termination of the Public Offering, and will continue to issue shares of common stock under the DRIP Offering until such time as the Company sells all of the shares registered for sale under the DRIP Offering, unless the Company files a new registration statement with the SEC, or the DRIP Offering is terminated by the Company's board of directors.

To assist FINRA members and their associated persons that participated in our Public Offering of common stock, pursuant to NASD Conduct Rule 2340, we disclose in each annual report distributed to stockholders a per share estimated value of the shares, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, PHA will prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. For these purposes, our board of directors, at the recommendation of the audit committee, which is comprised solely of independent directors, unanimously approved and established an Estimated Per Share NAV of all classes of the Company's capital stock, each calculated as of March 31, 2024 (the "NAV Pricing Date"), as follows: (i) $10.17 per K-Share; (ii) $10.17 per K-I Share; (iii) $12.23 per K-T Share; (iv) $9.82 per A Share; and (v) $0.00 per B Share.

The Estimated Per Share NAV of each of our K Shares, K-I Shares and K-T Shares is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a diluted basis, calculated as of the NAV Pricing Date.

The Estimated Per Share NAV was determined after consultation with PHA and Stanger, an independent third-party valuation firm, the engagement of which was approved by the audit committee. The audit committee, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine our Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. The valuation was performed in accordance with the provisions of Practice Guideline 2013-01, *Valuations of Publicly Registered Non-Listed REITs*, issued by the IPA in April 2013, in addition to SEC guidance. FINRA rules provide no guidance on the methodology an issuer must use to determine its Estimated Per Share NAV. As with any valuation methodology, our independent valuation firm's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets or liabilities according to GAAP. Accordingly, with respect to the Estimated Per Share NAV, we can give no assurance that:

- a stockholder would be able to resell his or her shares at the Estimated Per Share NAV;

- stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of our assets and settlement of our liabilities or a sale of the company;

- our shares of common stock would trade at the Estimated Per Share NAV on a national securities exchange;

- an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

- the methodology used to estimate our value per share would be acceptable to FINRA or for compliance with ERISA reporting requirements.

Further, the value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. We expect to engage an independent valuation firm to update the Estimated Per Share NAV at least annually.

For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the Estimated Per Share NAV of each of our share classes, see our Current Report on Form 8-K filed on June 20, 2024.

Distribution Information

We elected to qualify as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 2018. To qualify as a REIT, we are required to distribute 90% of our annual taxable income, determined without regard to the dividends-paid deduction and by excluding net capital gains, to our stockholders. Generally, distributions that our stockholders receive will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. To the extent that we pay distributions, and such distributions exceed our current and accumulated earnings and profits, such excess distributions will be treated first as a return of capital to the extent of a stockholder's tax basis in his or her shares and then as capital gain. Our charter does not restrict us from paying distributions from any particular source, including proceeds from securities offerings. We have not established a minimum distribution level.

On March 3, 2020, the Company's stockholders approved to amend the Company's charter (1) to increase the rate at which cash distributions on K Shares, K-I Shares and K-T Shares automatically accrue under the Company's charter from 6% to 7% per annum of the K Share Distribution Base of such K Share, K-I Share Distribution Base of such K-I Share and K-T Share Distribution Base of such K-T Share, respectively, and (2) to increase the maximum rate at which distributions on A Shares may be authorized by the Company's board of directors and declared by the Company from 6% to 7% of the stated value of an A Share ($10.00) from income and cash flow from ordinary operations on a cumulative basis. The changes pursuant to the Articles of Amendment to the Company's charter are effective beginning with distributions that accrued on March 31, 2020.

For information on distributions paid during the year ended December 31, 2024, refer to Note 8 – "Stockholders' Equity" to our consolidated financial statements included in this Annual Report.

Quarter Ended	Date Paid	Cash Distribution	Distribution Paid Pursuant to DRIP	Total Amount of Distribution
December 31, 2023	February 8, 2024	$ 751,985	$ 202,822	$ 954,807
March 31, 2024	May 3, 2024	742,490	199,490	941,980
June 30, 2024	August 7, 2024	743,210	198,191	941,401
September 30, 2024	November 5, 2024	747,423	204,863	952,286
Total		$ 2,985,108	$ 805,366	$ 3,790,474
December 31, 2022	February 9, 2023	$ 757,285	$ 200,524	$ 957,809
March 31, 2023	May 4, 2023	740,422	197,047	937,469
June 30, 2023	August 9, 2023	746,790	197,531	944,321
September 30, 2023	November 2, 2023	756,591	197,335	953,926
December 31, 2023	December 21, 2023	22,821	—	22,821
Total		$ 3,023,910	$ 792,437	$ 3,816,347

For additional information on our distributions, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Distributions."

We paid distributions with respect to the quarters ended December 31, 2022, March 31, 2023, June 30, 2023, September 30, 2023, December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024 with operating cash flows from our hotel properties, consistent with prior distributions. Our board of directors will make determinations as to the payment of future distributions on a quarter-by-quarter basis; however, distributions will continue to accumulate pursuant to our charter.

Use of Proceeds

From the commencement of the Public Offering through its termination, we sold 2,787,944 K Shares at a weighted average price of $9.66 per share for gross proceeds of $26,939,836, 1,287,644 K-I Shares at a weighted average price of $8.76 per share for gross proceeds of $11,274,927, 60,008 K-T Shares at a weighted average price of $9.76 per share for gross proceeds of $585,400, for total gross proceeds of $38,800,163 in the Public Offering. From the commencement of the Public Offering through December 31, 2024, pursuant to the DRIP Offering, we issued 194,639 K Shares to investors at a weighted average price of $9.78 per K Share for aggregate proceeds of $1,903,807, 132,600 K-I Shares at a weighted average price of $9.83 per K-I Share for aggregate proceeds of $1,303,590 and 7,676 K-T Shares at a weighted average price of $9.45 per K-T Share for aggregate proceeds of $72,561.

From commencement of the Public Offering through December 31, 2024, we had incurred $3,004,097 of selling commissions, dealer manager fees and stockholder servicing fees in connection with the Public Offering, which were paid for with proceeds from the issuance of A Shares to THR.

From inception through December 31, 2024, we recognized selling commissions, dealer manager fees, and organization and other offering costs in the Private Offering as follows:

Type of Expense Amount	Amount	Estimated/Actual
Selling commissions and dealer manager fees	$ 1,058,501	Actual
Other organization and offering costs	1,083,912	Actual
Total	$ 2,142,413	

The amounts above were charged against additional paid in capital on the balance sheet to the extent that the total organization and offering costs recognized would not exceed 15% of gross proceeds from the Private Offering.

From inception through December 31, 2024, we recognized selling commissions, dealer manager fees, stockholder servicing fees, and organization and other offering costs in the Public Offering as follows:

Type of Expense Amount	Amount	Estimated/Actual
Selling commissions, stockholder servicing fees and dealer manager fees	$ 3,004,097	Actual
Other organization and offering costs	3,255,484	Actual
Total	$ 6,259,581	

The amounts above were charged against additional paid in capital on the balance sheet to the extent that the total organization and offering costs recognized would not exceed 15% of gross proceeds from the Public Offering.

As of December 31, 2024, the net offering proceeds to us from our Offerings, after deducting the total expenses incurred as described above, were approximately $51,899,402.

Subsequent to December 31, 2024 and through March 24, 2024, pursuant to the DRIP Offering, we sold approximately 11,598 K Shares at a weighted average price of $9.66 per share for gross proceeds of $112,037, and approximately 9,607 K-I Shares at a weighted average price of $9.66 per share for gross proceeds of $92,803, for total gross proceeds of $204,840 in the DRIP Offering.

We have used the net proceeds from our Offerings to acquire and own a diverse portfolio of hospitality properties consisting primarily of select-service, extended-stay, and compact full-service hotel properties throughout the United States. As of December 31, 2024, we had an ownership interest in five hotel properties with an aggregate initial purchase price of $78,403,938, inclusive of acquisition and closing costs. These hotel property acquisitions were funded from net proceeds from our Offerings and borrowings. A portion of the net proceeds from our Offerings was also used to fund capital expenditures at the hotel properties and operating expenses.

Share Repurchase Program

We have a share repurchase program that may provide an opportunity for stockholders to have their shares of common stock repurchased by us, subject to certain restrictions and limitations. Shares will be repurchased subject to and upon the terms and conditions of our share repurchase program and repurchase prices will be based upon the Estimated Per Share NAVs in accordance with the terms of the share repurchase program. Any unprocessed requests will automatically roll over to be considered for repurchase unless a stockholder withdraws the request for repurchase five business days prior to the next repurchase date. Refer to Note 8 – "Stockholders' Equity" to our consolidated financial statements included in this Annual Report for a discussion of the details of our share repurchase program.

During the three months ended December 31, 2024, we fulfilled repurchase requests and repurchased K Shares and K-I shares pursuant to our share repurchase program as follows:

Period	Total Number of Shares Requested to be Repurchased	Total Numbers of Shares Purchased as Part of Publicly Announced Plans and Programs	Average Price Paid per Share	Approximate Dollar Value of Shares Available that may yet be Repurchased under the Program
October 2024	11,945	—	$ —	[1]
November 2024	20,820	19,488	$ 10.17	[1]
December 2024	28,423	—	$ —	[1]
	61,188	19,488		

(1) The number of shares that may be redeemed pursuant to the share repurchase program during any calendar year is limited to 5.0% of the weighted average number of K Shares, K-I Shares, and K-T Shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which repurchases are being paid (provided, however, that while shares subject to a repurchase requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be repurchased, shares subject to a repurchase requested upon the death of a stockholder will not be subject to the percentage cap). The share repurchase program also provides that the Company will limit repurchases to the net proceeds received pursuant to the DRIP.

During the year ended December 31, 2024, we repurchased approximately $785,243 of K Shares and $37,222 of K-I Shares. As of December 31, 2024, there were 72 outstanding and unfulfilled repurchase requests for 318,220 K Shares and 4,509 K-I Shares. The following table reflects repurchase activity for the twelve months ended December 31, 2024.

Share Class	Requests Received During 3 Months Ended	Number of Share Repurchases Requested	Date Repurchased	Shares Repurchased	$ Amount of Shares Repurchased	Average $ Amount per share	Requests Withdrawn	Repurchase Requests Outstanding at December 31, 2024
K	6/30/2023	59,587 [(1)]	8/23/2023	16,090	$ 184,422	$ 11.46	—	—
			12/7/2023	13,110	$ 149,824	$ 11.43	—	—
			3/7/2024	4,654	$ 53,189	$ 11.43	—	—
			5/8/2024	2,531	$ 29,078	$ 11.49	—	23,202
K	9/30/2023	10,274 [(1)]	12/7/2023	3,097	$ 35,704	$ 11.53	—	—
			3/7/2024	1,099	$ 12,675	$ 11.53	—	—
			5/8/2024	596	$ 6,868	$ 11.53	—	5,482
K	12/31/2023	52,823 [(1)]	3/7/2024	10,801	$ 124,535	$ 11.53	—	—
			5/8/2024	4,118	$ 47,486	$ 11.53	—	37,904
K	3/31/2024	56,794 [(1)]	5/8/2024	9,864	$ 113,731	$ 11.53	—	46,930
K	6/30/2024	142,529 [(1)]	8/22/2024	19,615	$ 199,490	$ 10.17	—	
			11/5/2024	19,258	$ 195,853	$ 10.17		103,656
K	9/30/2024	40,088 [(1)]	11/5/2024	230	$ 2,338	$ 10.17	—	39,858
K	12/31/2024	42,948	TBD	—	$ —	$ —	—	42,948
Total K Share redemption requests outstanding								**299,980**
K-I	6/30/2023	5,591 [(1)]	8/23/2023	1,101	$ 12,625	$ 11.47	1,036	—
			12/7/2023	1,041	$ 12,003	$ 11.53	—	—
			3/7/2024	370	$ 4,261	$ 11.52	—	—
			5/8/2024	200	$ 2,309	$ 11.55	—	1,843
K-I	12/31/2023	1,595 [(1)]	3/7/2024	244	$ 2,675	$ 10.96	—	—
			5/8/2024	140	$ 1,526	$ 10.90	—	1,211
K-I	3/31/2024	1,613 [(1)]	5/8/2024	158	$ 1,823	$ 11.53	—	1,455
K-I	12/31/2024	18,240	TBD	—	$ —	$ —	—	18,240
Total K-I Share redemption requests outstanding								**22,749**

(1) Our board of directors determined that the funding limitation under the A&R SRP was reached during the referenced quarter with respect to share repurchase requests as there were insufficient net proceeds from the DRIP to fund all share repurchase requests. As of December 31, 2024, there were 72 outstanding and unfulfilled repurchase requests for 299,980 K Shares and 22,749 K-I Shares.

Unregistered Sale of Equity Securities

For a discussion of unregistered sales of our equity securities, see Item 12 — "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report.

Item 6. [**Reserved**]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also the Cautionary Note Regarding Forward-Looking Statements section preceding Part I of this Annual Report. As used herein, the terms "we," "our" and "us" refer to Procaccianti Hotel REIT, Inc., a Maryland corporation, our Operating Partnership, and to their respective subsidiaries.

Overview

We were formed on August 24, 2016, under the laws of Maryland to acquire and own a diverse portfolio of hospitality properties consisting primarily of select-service, extended-stay and compact full-service hotel properties throughout the United States. As of December 31, 2024, we owned an interest in five select-service hotel properties. We elected to be taxed as, and currently operate as, a REIT under the Code, commencing with our taxable year ended December 31, 2018. As a REIT, we generally will not be subject to U.S. federal income tax to the extent that we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year following the year we initially elect to be taxed as a REIT, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which qualification is lost, unless the IRS grants us relief under certain statutory provisions. Failing to qualify as a REIT could materially and adversely affect our net income and results of operations.

Substantially all of our business is conducted through the Operating Partnership. We are the sole general partner of the Operating Partnership. We are externally managed by PHA pursuant to the Advisory Agreement. PHA is an affiliate of our Sponsor.

To maintain our qualification as a REIT, the Company cannot operate its hotels. Therefore, the Operating Partnership and its subsidiaries lease our wholly owned hotels to TRS Lessees, which are wholly owned by the Company's TRS holding company. Each hotel is leased to a TRS Lessee under a percentage lease that provides for rental payments equal to the greater of (i) a fixed base rent amount or (ii) a percentage rent based on hotel room revenue. Lease revenue from each TRS Lessee is eliminated in consolidation. The TRS Lessees have entered into management agreements that provide day-to-day management for the hotels. Because we are prohibited from operating hotel properties pursuant to certain tax laws relating to our qualification as a REIT, the entities through which we own hotel properties will lease the hotel properties to one or more TRSs. These may include TPG or other affiliates or designees of TPG. We expect our property manager will operate and manage all or substantially all of our hotel properties.

We anticipate that we will acquire properties with property management agreements that can be terminated with little or no cost. In such cases, our TRSs will enter into property management agreements with one or more property management companies affiliated with our Sponsor. We expect our property manager will operate and manage all or substantially all of our hotel properties. We collectively refer to TPG and other property management companies affiliated with our Sponsor as our property manager.

PHA and affiliated property managers will be entitled to receive fees during the acquisition and operational stages of the Company, and PHA may be eligible to receive fees during the liquidation stage of the Company.

We raised the equity capital for our real estate investments through the Private Offering and the Public Offering from September 2016 through August 2021, and we have offered shares through our DRIP pursuant to a Registration Statement on Form S-3 since August 2021.

We terminated our Private Offering prior to the commencement of the Public Offering, and, as of such termination, received approximately $15,582,755 in gross proceeds from the sale of K Shares and A Shares, including Units (which were comprised of one K Share and one A Share), in the Private Offering. Of the $15,582,755 in gross proceeds received, $2,954,095 was from the sale of A Shares to THR, an affiliate of PHA, to fund organization and offering expenses associated with the K Shares and Units.

Since the commencement of the Public Offering and through December 31, 2024, we received approximately $42,080,120 in gross proceeds from the sale of K Shares, K-I Shares and K-T Shares in the Public Offering, inclusive of proceeds from the sale of $1,903,807 of K Shares, $1,303,590 of K-I Shares and $72,561 of K-T Shares pursuant to the DRIP. Additionally, on October 26, 2018, June 10, 2019 and January 19, 2021, we received $1,500,000, $690,000 and $440,000, respectively, from the sale of A Shares to THR in private placements, the proceeds of which were used to pay the selling commissions, dealer manager fees, stockholder servicing fees, and other organizational and offering expenses related to the K Shares, K-I Shares and K-T Shares sold in the primary offering portion of our Public Offering. In addition, we allocated proceeds from the sale of A Shares in amounts that represent the difference between (i) the applicable estimated NAV per K-I Share and the applicable offering price of K-I Shares sold in our primary offering and (ii) any discount to the applicable offering price of K Shares, K-I Shares and K-T Shares arising from reduced or waived selling commissions (other than reduced selling commissions for volume discounts) or dealer manager fees.

We establish an Estimated Per Share NAV on at least an annual basis. Each Estimated Per Share NAV was determined by our board of directors after consultation with PHA and an independent third-party valuation firm. The Estimated Per Share NAV is not subject to audit by our independent registered public accounting firm. The following table outlines the established Estimated Per Share NAV as determined by our board of directors for the last five years as of each valuation date presented below (which were the Estimated NAV Per Shares for the K Shares, K-I Shares and K-T Shares, unless otherwise indicated):

		Estimated Per Share NAV				
Valuation Date	Effective Date	Class K	Class K-I	Class K-T	Class A	Class B
March 31, 2024	June 17, 2024	$10.17	$10.17	$12.23	$9.82	$0.00
March 31, 2023	June 27, 2023	$11.53	$11.53	$11.96	$22.76	$14.77
March 31, 2022	June 27, 2022	$10.29	$10.29	$10.29	$13.34	$1.25
March 31, 2021	June 9, 2021	$9.85	$9.77	$9.85	$0.00	$0.00
March 31, 2020	June 10, 2020	$8.56	$8.55	$8.56	$0.00	$0.00
March 31, 2019	May 23, 2019	$10.00	$10.00	$10.00	$3.97	$0.00

Components of NAV	3/31/2024
Real Estate	$ 125,620,000
Mortgage Notes Payable	(62,963,558)
Other Assets	10,934,792
Other Liabilities	(5,036,385)
Noncontrolling Interest	(7,847,862)
NAV	$ 60,706,987

Components of NAV by Share Class	Class K	Class K-I	Class K-T	Class A	Class B	Total
Accrued Unpaid Distributions ...	$ 672,843	$ 239,381	$ 6,702	$ 2,287,044	$ —	$ 3,205,970
Liquidation Preference	40,307,849	13,738,038	30,098	3,425,032	—	$ 57,501,017
Remaining Distribution Allocation	—	—	—	—	—	$ —
NAV.......................	$ 40,980,692	$ 13,977,419	$ 36,800	$ 5,712,076	$ —	$ 60,706,987
Shares Outstanding	4,030,785	1,373,804	3,010	581,410	125,000	
Estimated Per Share NAV	$10.17	$10.17	$12.23	$9.82	$0.00	

The Estimated Per Share NAV of each of our classes of capital stock is calculated in accordance with our charter, as amended (the "charter"). Our NAV is, in accordance with our charter, allocated (i) first, to the liquidation preference on each of the shares of the K-I Shares, K Shares and K-T Shares equal to $10.00, plus all accumulated, accrued, and unpaid distributions on the K-I Shares, K Shares and K-T Shares, respectively, (ii) second, to the payment of any deferred and unpaid asset management fees, acquisition fees and disposition fees (including interest accrued on all such fees at a non-compounded rate of 6.0% per annum) to PHA, (iii) third, to the liquidation preference on the A Shares equal to $10.00, plus all accumulated, accrued and unpaid distributions on the A Shares, and (iv) fourth, following the distribution and payment in full of all of the preceding obligations, (a) 50.0% of the remaining NAV is allocated to the holders of the K-I Shares, K Shares and K-T Shares (pro rata based on the number of K-I Shares, K Shares, and K-T Shares outstanding), (b) 12.5% of the remaining NAV is allocated to B Shares, and (c) 37.5% of remaining NAV is allocated to the A Shares.

2024 Highlights

As of December 31, 2024:

- we continued offering shares pursuant to the DRIP Offering following the termination of the Public Offering, raising $805,366 in DRIP proceeds during 2024; and

- our board of directors determined an Estimated Per Share NAV of $10.17 for each of our K Shares, and K-I Shares, $10.17 for each of our K-T Shares, $12.23 per A Share and $0.00 per B Share, as of March 31, 2024.

- Mortgage notes for the Staybridge Suites St. Petersburg and the Springhill Suites Wilmington were refinanced on April 25, 2024. The mortgage note for the Hotel Indigo Traverse City was refinanced on June 6, 2024.

Investment Objectives

We invest in commercial real estate properties with an intended focus on the hotel sector. Our primary investment objectives are:

- to provide stable income for stockholders through the payment of cash distributions;

- to preserve and return stockholders' capital contributions; and

- to maximize risk-adjusted returns on stockholders' investment.

Investment Strategy

We have used the net proceeds from the sale of K Shares, K-I Shares and K-T Shares in the Public Offering and other sources of debt and equity financing to invest in a diverse portfolio of real estate investments located throughout the United States in the hospitality sector. We have acquired existing hotel properties and entered into management agreements for their operations, with the objective of providing a stable and secure source of income for our stockholders and maximizing potential returns upon disposition of our assets through capital appreciation. Within our hotel portfolio, we have focused on investments in "upper midscale," "upscale," and "upper upscale" properties that satisfy our investment goals. Our emphasis has been on stabilized, income-producing hospitality assets and those that offer modest value-add opportunities through limited capital improvements, revenue enhancements, operational improvements, and correction of expense inefficiencies.

We have invested substantially all of the net proceeds of the Offerings and other sources of debt and equity financing in hospitality properties, which comprise 100% of the aggregate cost of our portfolio. Our board of directors may revise this targeted portfolio allocation from time to time, or at any time, if it determines that a different portfolio composition is in our stockholders' best interests.

Real Estate Portfolio

As of December 31, 2024, we owned interests in five select-service hotel properties located in four states with a total of 559 rooms. Our properties were financed with a combination of debt and offering proceeds from both our Private Offering and our Public Offering.

The following table summarizes our five select-service hotel properties as of December 31, 2024:

Property Name *	Date Acquired	Location	Ownership Interest	Contract Purchase Price[1][2]	Rooms	Mortgage Debt Outstanding
Springhill Suites Wilmington	05/24/2017 [1]	Wilmington, NC	51%	$ 18,000,000	120	$ 10,850,000
Staybridge Suites St. Petersburg .	06/29/2017 [1]	St. Petersburg, FL	51%	$ 20,500,000	119	$ 12,820,000
Hotel Indigo Traverse City	08/15/2018	Traverse City, MI	100%	$ 26,050,000	107	$ 15,600,000
Hilton Garden Inn Providence . . .	02/27/2020	Providence, RI	100%	$ 28,500,000	137	$ 16,385,078
Cherry Tree Inn & Suites	07/30/2021	Traverse City, MI	100%	$ 15,000,000	76	$ 9,119,297

* We believe each property is suitable for its present and intended purposes and adequately covered by insurance.

(1) Represents the date and contract purchase price of Procaccianti Convertible Fund, LLC's ("PCF") acquisition of the Springhill Suites Wilmington and the Staybridge Suites St. Petersburg. We exercised our option under an option agreement to purchase a 51% membership interest in PCF on March 29, 2018.

(2) Contract purchase price excludes acquisition fees and costs.

Property investments in upgrades and improvements that are normal in the course of our business during the year ended December 31, 2024 were funded by refinancings and with cash on hand in our furniture and fixtures and equipment reserves accounts.

Borrowing Policies

We believe that utilizing borrowing is consistent with our investment objectives and has the potential to maximize returns to our stockholders. Under our charter, our borrowings may not exceed 300% of our total "net assets" (as defined in our charter) as of the date of any borrowing (which is the maximum level of indebtedness permitted under the NASAA REIT Guidelines, absent a satisfactory showing that a higher level is appropriate), which is generally expected to be approximately 75% of the cost of our investments. However, we can exceed this threshold if doing so is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report with an explanation of the justification for the excess borrowing.

As of December 31, 2024, our total outstanding indebtedness totaled $64,774,375, including mortgage notes and loans from affiliates. This amount did not exceed 300% of the value of our net assets.

Disposition Policies

We intend to hold each property we acquired for an extended period. However, circumstances might arise that could result in the early sale of some properties. We expect our board of directors to make the determination pursuant to recommendations by PHA with respect to whether we should sell or dispose of a particular property based on the determination that the sale of the property would be in the best interest of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of before the end of the expected holding period for the property will be made after consideration of relevant factors (including prevailing economic conditions, and the performance or projected performance and appreciation of the property) with a view to achieving maximum capital appreciation. We cannot assure investors that this objective will be realized. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

If we do not begin the process of achieving a liquidity event by the seventh anniversary of the termination of our Public Offering, our charter requires a majority of our board of directors, including a majority of our independent directors, to adopt a resolution declaring that a plan of liquidation of our Company is advisable and directing that the plan of liquidation be submitted for consideration at either an annual or special meeting of stockholders, unless the adoption of a plan of liquidation by our board of directors and submission of such plan to stockholders is postponed by a vote of a majority of our board of directors and a majority of the independent directors. If we submit a plan of liquidation to our stockholders, holders of A Shares, K-I Shares, K Shares and K-T Shares, voting together as a single class, will each be entitled to one vote for each such share held as of the record data established by our board of such vote. If we have sought and failed to receive approval of such stockholders of a plan of liquidation, we will continue operating and, upon the written request of the holders of A Shares, K-I Shares, K Shares and K-T Shares owning in the aggregate not less than 10% of the then outstanding A Shares, K-I Shares, K Shares and K-T Shares, the plan of liquidation will be submitted for consideration by proxy statement to such stockholders up to once every two years.

S2K Financial LLC was the dealer manager for our offering and was responsible for the distribution of our common stock in our offering. PHA is our advisor and is an affiliate of our Sponsor. Subject to certain restrictions and limitations, PHA manages our day-to-day operations and our portfolio of properties and real estate-related assets. PHA sources and presents investment opportunities to our board of directors and provides investment management, marketing, investor relations and other administrative services on our behalf. We have no paid employees and rely on PHA to provide substantially all of our services. Pursuant to our Advisory Agreement with PHA, we will reimburse PHA for costs incurred in providing these administrative services. PHA will be required to allocate the cost of such services to us based on objective factors such as total assets, revenues and/or time allocations. At least annually, our board of directors will review the amount of administrative services expense reimbursable to PHA to determine whether such amounts are reasonable in relation to the services provided. As of December 31, 2020, PHA had forfeited its right to collect reimbursement for providing these administrative services provided through such date. In the year ended December 31, 2024, our Sponsor requested reimbursement for $180,839 of such administrative services provided through such date.

In addition, pursuant to provisions contained in our charter and in the Advisory Agreement, our board of directors has the ongoing responsibility of limiting our total operating expenses (as defined in our charter) for the trailing four consecutive quarters to amounts that do not exceed the greater of 2% of our average invested assets (as defined in our charter) or 25% of our net income (as defined in our charter), calculated in the manner set forth in our charter, unless a majority of the directors (including a majority of the independent directors) has made a finding that, based on unusual and non-recurring factors that they deem sufficient, a higher level of expenses is justified. In the event that a majority of the directors (including a majority of the independent directors) does not determine that such excess expenses are justified, PHA must reimburse to us the amount of the excess expenses paid or incurred (the "Excess Amount").

Our total operating expenses were less than 2% of our average invested assets and 25% of our net income for the twelve months ended March 31, 2023, June 30, 2023, September 30, 2023, December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024, and December 31, 2024

Market Outlook

While destination and leisure travel have rebounded and remain strong, business travel has been slower to recover. Ongoing headwinds including challenging interest rates, inflation, supply chain issues, insurance premiums, and labor costs present additional challenges which we believe may continue to hinder a full recovery of business travel throughout 2025.

The U.S. lodging industry has historically exhibited a strong correlation to U.S. GDP. CBRE (U.S. Hotels State of the Union Feb 2025 Edition) raised its 2025 GDP growth outlook from 1.7% to 2.4%. The positive GDP revised growth forecast is above the long run average of 2.1%. CBRE expects inflation to be more persistent in 2025, up 20 basis points from October's forecast with reacceleration in the second half of 2025. CBRE also expects interest rates to fall to 3.9% by the fourth quarter of 2025 from 4.7% in the fourth quarter of 2024. While expense growth has started to moderate, expenses are still increasing faster than revenue growth, causing a 0.7 basis point contraction in profit margins on a trailing twelve-month basis.

Transportation Security Administration ("TSA") throughput grew during 2024. TSA Screened 904 million passengers, a more than 5% increase from 2023 and increase of 17% from 2022. Additionally, TSA set an agency record on the Sunday after Thanksgiving, the agency's busiest holiday travel period on record, screening 3.1 million people.

Inflation remains elevated and its impact on the U.S. economy and the impact of any measures that may be taken by government officials to curb inflation remain uncertain. Inflation may adversely affect financial condition and results of operations. An increase in inflation could have an adverse impact on floating rate mortgages, credit facilities, property operating expenses, and general and administrative expenses, as these costs could increase at a rate higher than revenue. Inflation could also have an adverse effect on consumer spending, which could impact our revenues.

The hospitality sector entered 2025 on comparably stronger footing, however the horizon is not free of challenges. Travel costs have been on the rise, led by generally higher airfares, fuel costs and hotel rates. While pent-up demand had somewhat compensated for high inflation, the potential for a recession-driven pullback in consumer spending remains a credible risk to industry momentum. Scenic destinations that have outperformed in recent years may begin to revert to traditional demand levels. Businesses have suggested they may boost business travel this year, which, combined with additional international visitation and a larger convention slate, is poised to drive recovery in many of the nation's larger hospitality markets.

Review of our Investment Policies

Our board of directors, including our independent directors, has reviewed our investment policies described in this Annual Report and our Registration Statement and determined that they are in the best interests of our stockholders because: (1) they increase the likelihood that we will be able to acquire a diversified portfolio of income producing properties, thereby reducing risk in our portfolio; (2) there are sufficient property acquisition opportunities with the attributes that we seek; (3) the executive officers, directors and affiliates of PHA have expertise with the type of real estate investments we seek; and (4) borrowings should enable us to purchase assets and earn income more quickly, thereby increasing our likelihood of generating income for our stockholders and preserving stockholder capital.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with GAAP. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — "Summary of Significant Accounting Policies" to our consolidated financial statements in this Annual Report.

Income Taxes

We elected to be taxed as, and currently qualify as, a REIT under the Code and have operated as such commencing with our taxable year ended December 31, 2018. To qualify as a REIT for tax purposes, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). We must also meet certain asset and income tests, as well as other requirements. As a REIT, we will not be subject to U.S. federal income tax to the extent we make distributions to our stockholders equal to or in excess of our taxable income. We will monitor the business and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year following 2018, we would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate income tax rates and generally would not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for the four taxable years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we are, and intend to continue to be, organized and operated in such a manner as to qualify for treatment as a REIT.

We lease our hotel properties to our wholly owned TRSs that are subject to federal, state and local income taxes.

We account for income taxes of our TRSs using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We record a valuation allowance for net deferred tax assets that are not expected to be realized.

We have reviewed tax positions under GAAP guidance that clarify the relevant criteria and approach for the recognition and measurement of uncertain tax positions. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the financial statements if it is more likely than not that the tax position will be sustained upon examination. We had no material uncertain tax positions at December 31, 2024.

The preparation of our various tax returns requires the use of estimates for federal and state income tax purposes. These estimates may be subjected to review by the respective taxing authorities. A revision to an estimate may result in an assessment of additional taxes, penalties and interest. At this time, a range in which our estimates may change is not expected to be material. We will account for interest and penalties relating to uncertain tax provisions in the current period's results of operations, if necessary. We have not been assessed interest or penalties by any major tax jurisdictions. We have tax years 2021 through 2024 remaining subject to examination by various federal and state tax jurisdictions.

Real Estate Purchase Price Allocation

Upon the acquisition of hotel properties, we evaluate whether the acquisition is a business combination or an asset acquisition. For both business combinations and asset acquisitions, we allocate the purchase price of properties to acquired tangible assets and any assumed debt based on their fair value. For asset acquisitions, we capitalize transaction costs and allocate the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, we expense transaction costs associated as incurred and allocate the purchase price based on the estimated fair value of each separately identifiable asset and liability.

The tangible assets acquired consist of land, buildings, improvements, furniture, fixtures and equipment. We utilize independent appraisals, as well as hotel construction costs and other available market data, to assist in the determination of the fair values of the tangible assets of an acquired property.

We determine the fair value of any assumed debt by calculating the net present value of the scheduled mortgage payments using methods similar to those used by independent appraisers, including using a discounted cash flow analysis that uses appropriate discount or capitalization rates and available market information where applicable. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan as interest expense.

In allocating the purchase price of each of our properties, we make assumptions and use various estimates, including, but not limited to, the estimated useful lives of the assets, the cost of replacing certain assets and discount rates used to determine present values. Many of these estimates are obtained from independent third-party appraisals. However, we are responsible for the source and use of these estimates. These estimates are based on judgment and subject to being imprecise; accordingly, if different estimates and assumptions were derived, the valuation of the various categories of our hotel properties or related intangibles could in turn result in a difference in the depreciation or amortization expense recorded in our consolidated financial statements. These variances could be material to our results of operations and financial condition.

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangibles, including franchise agreements with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 2 – "Summary of Significant Accounting Policies" to our consolidated financial statements in this Annual Report.

Distributions

Our board of directors may authorize payment of distributions in excess of those required for us to maintain REIT status as it deems appropriate. Our board of directors may reconsider our current distribution policy and may take further action with respect to distributions for our common stock, and could consider eliminating, suspending, or significantly reducing the payment of distributions in the future. The timing and amount of distributions will be determined by our board of directors, in its sole discretion, and may vary from time to time. Our board of directors' discretion will be influenced in substantial part by its obligation to cause us to comply with the REIT requirements of the Code. We can provide no assurance that we will be able to pay distributions on our K Shares, K-I Shares or K-T Shares. However, distributions will continue to accumulate pursuant to our charter.

Our board of directors has adopted a policy to refrain from funding distributions with offering proceeds; instead, we plan to fund distributions from cash flows from operations and capital transactions (other than the Public Offering or other securities offerings but which may include the sale of one or more assets). However, our charter does not restrict us from paying distributions from any particular source, including proceeds from securities offerings, and our board of directors has the ability to change our policy regarding the source of distributions. However, in accordance with Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; or (2) cause our total assets to be less than the sum of our total liabilities plus, unless our charter provides otherwise, senior liquidation preferences. Our charter currently provides that amounts that would be needed, if we were to dissolve at the time of such distributions, to satisfy the preferential rights upon dissolution of holders of K Shares, K-I Shares and K-T Shares shall not be added to our total liabilities for these purposes. Subject to the preceding, our board of directors will determine the amounts of distributions we will pay to our stockholders. We have not established a minimum distribution level.

We have funded distributions with operating cash flows from our hotel properties and with proceeds from loans from affiliates and from the issuance of common stock pursuant to the DRIP. To the extent we do not have sufficient earnings and profits, distributions paid will be considered a return of capital to stockholders. For information on the distributions paid during the years ended December 31, 2024 and 2023, refer to Note 8 – "Stockholders' Equity" to our consolidated financial statements included herein.

In the years ended December 31, 2024 and 2023, we paid the following distributions, including those paid pursuant to the DRIP:

	Year Ended December 31,			
	2024		2023	
Distributions paid in cash	$ 2,985,108		$ 3,023,910	
Distributions reinvested	805,366		792,437	
Total distributions	$ 3,790,474		$ 3,816,347	
Source of distributions:				
Cash flows provided by operations	$ 2,985,108	79 %	$ 3,023,910	79 %
Offering proceeds from issuance of common stock pursuant to the DRIP	805,366	21 %	792,437	21 %
Total sources	$ 3,790,474	100 %	$ 3,816,347	100 %

The tax composition of our distributions declared for the years ended December 31, 2024 and 2023, was as follows:

	Year Ended December 31,	
	2024	2023
Ordinary Income	81 %	56 %
Return of Capital	19 %	44 %
Total	100 %	100 %

Although the tax composition of such distributions may be a return of capital, distributions for the years ended December 31, 2024 and 2023 were paid for with gross cash flow from operations. To the extent we do not have taxable income, distributions paid will be considered a return of capital to stockholders.

On March 3, 2020, our stockholders approved to amend our charter (1) to increase the rate at which cash distributions on K Shares, K-I Shares and K-T Shares automatically accumulate under our charter from 6% to 7% per annum of the K Share Distribution Base of such K Share, K-I Share Distribution Base of such K-I Share and K-T Share Distribution Base of such K-T Share, respectively, and (2) to increase the maximum rate at which distributions on A Shares may be authorized by our board of directors and declared by us from 6% to 7% of the stated value of an A Share ($10.00) from income and cash flow from ordinary operations on a cumulative basis. The changes pursuant to the Articles of Amendment to our charter became effective beginning with distributions that accumulated on March 31, 2020.

We paid quarterly distributions with respect to all four quarters of 2023 and 2024, funded from the operations of our hotel properties and proceeds received pursuant to the DRIP, consistent with prior distributions. Unpaid distributions will continue to accumulate pursuant to our charter. Our board of directors will make determinations as to the payment of future distributions on a by quarter basis; however, distributions will continue to accumulate pursuant to our charter.

Results of Operations

The discussion that follows is based on our consolidated results of operations for the years ended December 31, 2024 and 2023.

This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2023 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Factors That May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I Item 1A "Risk Factors" herein that may be reasonably expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties.

Rooms revenues

We expect the majority of our revenues to be derived from the operation of our hotel properties. Rooms revenues are the product of the number of rooms sold and the average daily room rate. Rooms revenues increased to $28,130,637 for the year ended December 31, 2024 from $26,406,988 for the year ended December 31, 2023. The $1,723,649 net increase was principally due to increases in both occupancy and ADR.

The following presents the hotel operating results for the years ended December 31, 2024 and 2023 for the entire portfolio:

	First Quarter 2024	Second Quarter 2024	Third Quarter 2024	Fourth Quarter 2024	Year Ended December 31, 2024
Number of hotels	5	5	5	5	5
Number of rooms	559	559	559	559	559
Average Occupancy Percentage	61.56 %	77.25 %	78.62 %	68.59 %	71.52 %
ADR	$ 150.60	$ 191.46	$ 241.37	169.82	$ 192.25
RevPar	$ 95.11	$ 148.27	$ 189.77	116.49	$ 137.50

	First Quarter 2023	Second Quarter 2023	Third Quarter 2023	Fourth Quarter 2023	Year Ended December 31, 2023
Number of hotels	5	5	5	5	5
Number of rooms	559	559	559	559	559
Average Occupancy Percentage	61.13 %	73.03 %	77.61 %	59.04 %	67.71 %
ADR	$ 149.96	$ 192.03	$ 239.78	158.34	$ 183.37
RevPar	$ 94.60	$ 140.87	$ 185.91	95.46	$ 129.21

A comparison of hotel rooms revenues for the twelve months ended December 31, 2024 and 2023 are as follows:

| | Year Ended December 31, | | Increase | Increase |
	2024	2023	(Decrease)	(Decrease) %
Springhill Suites Wilmington	$ 4,699,101	$ 4,244,429	$ 454,672	10.71 %
Staybridge Suites St. Petersburg	5,967,476	5,554,180	413,296	7.44 %
Hotel Indigo Traverse City	6,979,996	7,020,780	(40,784)	(0.58)%
Hilton Garden Inn Providence	6,468,383	5,719,042	749,341	13.10 %
Cherry Tree Inn	4,015,681	3,868,557	147,124	3.80 %
	$ 28,130,637	$ 26,406,988	$ 1,723,649	6.53 %

The increase in rooms revenues of $454,672, or 10.71%, at the Springhill Suites Wilmington is primarily driven by an increase in occupancy compared to the prior year. Occupancy at the Springhill Suites Wilmington increased from 68.02% for the year ended December 31, 2023 to 76.12% for the year ended December 31, 2024. The ADR at the Springhill Suites Wilmington decreased from $142.46 for the year ended December 31, 2023 to $140.56 for the year ended December 31, 2024, a decrease of 1.33%.

The increase in rooms revenues of $413,296, or 7.44%, at the Staybridge Suites St. Petersburg is primarily driven by an increase in both occupancy and ADR compared to the prior year. Occupancy at the Staybridge Suites St. Petersburg increased from 74.70% for the year ended December 31, 2023 to 78.98% for the year ended December 31, 2024. The ADR at the Staybridge Suites St. Petersburg increased from $171.17 for the year ended December 31, 2023 to $173.48 for the year ended December 31, 2024, an increase of 1.34%.

The decrease in rooms revenues of $40,784 or 0.58%, at the Hotel Indigo Traverse City is primarily driven by a decrease in occupancy compared to the prior year. occupancy at the Hotel Indigo Traverse City decreased from 76.10% for the year ended December 31, 2023 to 73.58% for the year ended December 31, 2024. The ADR at the Hotel Indigo Traverse City increased from $236.23 for the year ended December 31, 2023 to $242.23 for the year ended December 31, 2024, an increase of 2.53%.

The increase in rooms revenues of $749,341, or 13.10%, at the Hilton Garden Inn Providence is primarily driven by an increase in both occupancy and ADR compared to the prior year. Occupancy at the Hilton Garden Inn Providence increased from 59.12% for the year ended December 31, 2023 to 64.09% for the year ended December 31, 2024. The ADR at the Hilton Garden Inn Providence increased from $193.47 for the year ended December 31, 2023 to $201.28 for the year ended December 31, 2024, an increase of 4.04%.

The increase in rooms revenues of $147,124, or 3.80%, at the Cherry Tree Inn is primarily driven by an increase in occupancy compared to the prior year. Occupancy at the Cherry Tree Inn increased from 59.97% for the year ended December 31, 2023 to 63.06% for the year ended December 31, 2024. The ADR at the Cherry Tree Inn decreased from $232.56 for the year ended December 31, 2023 to $228.94 for the year ended December 31, 2024, a decrease of 1.56%.

Food and beverage revenues

Food and beverage revenues decreased to $2,359,189 for the year ended December 31, 2024 from $2,464,385 for the year ended December 31, 2023. The decrease of $105,196 is primarily due to a decrease in functions at the Hilton Garden Inn Providence. These amounts are comprised of revenues realized in hotel food and beverage outlets as well as catering events.

Other operating revenues

Other operating revenues increased to $1,394,051 for the year ended December 31, 2024 from $1,108,881 for the year ended December 31, 2023. These amounts include ancillary hotel revenues and other items primarily driven by occupancy such as telephone/internet, parking, gift shops, resort fees and other guest services. The $285,170 increase from the prior year period is primarily due to increases in resort fees and parking revenues in the year ended December 31, 2024 compared to the year ended December 31, 2023.

Rooms expenses

Rooms expenses were $6,018,897 and $5,842,776 for the years ended December 31, 2024 and 2023, respectively. The $176,121 net increase in rooms expenses is primarily due to increased housekeeping and complimentary breakfast expenses resulting from the overall increase in occupancy. Rooms expenses are typically primarily driven by the corresponding revenue account and occupancy. Rooms expenses of $6,018,897 and $5,842,776 represent 21.4% and 22.1% of rooms revenues for the years ended December 31, 2024 and 2023, respectively.

Food and beverage expenses

Food and beverage expenses were $1,613,437 and $1,602,021 for the years ended December 31, 2024 and 2023, respectively. Food and beverage expenses are primarily driven by the corresponding revenue account and occupancy. Food and beverage expenses represent 68.4% and 65.0% of food and beverage revenues for the years ended December 31, 2024 and 2023, respectively. The percentage increase is primarily due to the rise in labor and consumable costs.

Other property expenses

Other property expenses were $11,149,871 and $10,579,777 for the years ended December 31, 2024 and 2023, respectively. The $570,094 increase in other property expenses is primarily driven by the rise in franchise fees, management fees, and labor costs. These amounts include maintenance, utilities, sales and marketing, and general and administrative expenses of the hotel properties, as well as net franchise fees, property taxes and other taxes.

Property management fees to affiliates

Property management fees to affiliates were $956,558 and $899,516 for the years ended December 31, 2024 and 2023, respectively. Property management fees are property level expenses equal to 3% of the hotel properties' gross revenues and we expect them to fluctuate accordingly.

Corporate, general and administrative expenses

Corporate, general and administrative expenses were $1,260,039 and $1,409,838 for the years ended December 31, 2024 and 2023, respectively. Corporate general and administrative expenses consist primarily of transfer agent fees, fees paid to the board of directors, audit and tax fees, and other professional services fees.

Other fees to affiliates

Other fees to affiliates were $908,599 and $865,230 for the years ended December 31, 2024 and 2023, respectively. Other fees to affiliates include asset management fees due to PHA that are paid quarterly in arrears equal to one-fourth of 0.75% of the adjusted cost of our assets. Asset management fees increased to $727,761 for the year ended December 31, 2024 from $718,135 for the year ended December 31, 2023. Other fees to affiliates also includes certain administrative fees charged to us by our Sponsor. Such administrative fees were $180,839 and $147,095 in the years ended December 31, 2024 and 2023, respectively.

Depreciation and amortization

Depreciation and amortization expenses were $4,289,600 and $4,104,607 for the years ended December 31, 2024 and 2023, respectively. These amounts include depreciation on our hotel buildings, improvements, furniture, fixtures and equipment, along with amortization of our franchise fees and certain intangibles.

Loss on the disposal of fixed assets

Loss on disposal of fixed assets was $53,000 for the year ended December 31, 2023, and related to the sale of vehicles.

Interest expense, net

Interest expense, net, was $3,733,207 and $2,939,204 for the years ended December 31, 2024 and 2023, respectively. Interest expense includes monthly payments on the outstanding mortgage notes payable balances, accrued interest on the outstanding asset management fees, acquisition fees and promissory notes from PHA and our Sponsor, and the amortization of deferred financing costs and debt discounts or premiums. Additionally, during the year ended December 31, 2024, we incurred $184,165 of interest expense relating to the amortization of deferred financing costs and debt discounts, offset by $132,318 relating to the amortization of the fair value of debt premium. During the year ended December 31, 2023, we incurred $127,251 of interest expense relating to the amortization of deferred financing costs and debt discounts, offset by $132,315 relating to the amortization of the fair value of debt premium.

Interest income on interest-bearing cash accounts was $274,207 and $258,725 for years ended December 31, 2024 and 2023, respectively. Interest income is presented as a reduction of the total interest expense on the consolidated income statement.

Gain on interest rate swap/cap

Gain on our interest rate swap was $7,237 for the year ended December 31, 2024. Unrealized loss on our interest rate cap was $183,370 for the year ended December 31, 2023. The interest rate swap was terminated in connection with the June 6, 2024 refinancing of the note secured by the Hotel Indigo Traverse City (the "TCI Note").

Income tax benefit

We had income tax benefit of $106,253 for the year ended December 31, 2024, and income tax benefit of $149,374 for the year ended December 31, 2023. Income taxes relate to taxable income at the TRSs.

Net income

For the year ended December 31, 2024, we had net income of $2,067,159 compared to net income of $1,756,289 for the year ended December 31, 2023. The increase in net income of $310,870 over the comparable prior year period was the result of the changes in revenues and expenses discussed above.

Net income or loss attributable to noncontrolling interest

Net income relating to noncontrolling interests was $526,756 for the year ended December 31, 2024 compared to net income relating to noncontrolling interests of $1,756,289 for the year ended December 31, 2023. This amount includes net income or losses attributable to a third-party's 49% ownership interest in PCF and will fluctuate accordingly with any increases or decreases to net income at PCF. This amount also includes net income or losses attributable to the Class K units of limited partnership interests in the Operating Partnership ("Class K OP Units") issued as part of the Hilton Garden Inn Providence acquisition. The noncontrolling Class K OP Units are allocated net income or loss attributable to the Operating Partnership based on the total outstanding Class K OP Units as a percentage of all our outstanding common stock.

Liquidity and Capital Resources

We paid quarterly distributions with respect to the quarters ended March 31, 2023, June 30, 2023, September 30, 2023, December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024, with operating cash flow, consistent with prior distributions. Our board of directors will make determinations as to the payment of future distributions on a quarter-by-quarter basis; however, distributions will continue to accumulate pursuant to our charter.

Our sources of funds are primarily amounts reinvested in the DRIP, operating cash flows and borrowings. Our principal demands for funds will be for improvement costs, the payment of our operating and administrative expenses, continuing debt service obligations and distributions to and repurchases from our stockholders. Should we acquire additional assets, we intend to use cash and mortgage or other debt. PHA and its affiliates have agreed to purchase A Shares in a private placement in order to provide us with funds sufficient to pay the selling commissions, dealer manager fees, stockholder servicing fees, and other organizational and offering expenses related to the K Shares, K-I Shares and K-T Shares sold in the primary offering portion of our Public Offering. In addition, we will allocate proceeds from the sale of A Shares in amounts that represent the difference between (i) the applicable estimated NAV per K-I Share and the applicable offering price of K-I Shares sold in our primary offering and (ii) any discount to the applicable offering price of K Shares, K-I Shares and K-T Shares arising from reduced or waived selling commissions (other than reduced selling commissions for volume discounts) or dealer manager fees.

In addition, in a normal operating environment, we expect to use debt financing as a source of capital. Our charter provides that the maximum amount of our total indebtedness shall not exceed 300% of our total "net assets" (as defined in accordance with Statement of Policy Regarding Real Estate Investment Trusts revised and adopted by the North American Securities Administrators Association on May 7, 2007) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments. In addition, it is currently our intention to limit our aggregate borrowings to 50% of the aggregate fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for borrowing such a greater amount. This limitation, however, will not apply to individual real estate assets or investments. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit and undistributed cash flow. Note that, currently, we have not identified any additional sources of financing, aside from utilizing funds provided by the CARES Act, and there is no assurance that such sources of financings will be available on favorable terms or at all.

We believe that cash and restricted cash on hand, cash from operations after implementing cost reduction procedures and borrowings from other sources, including advances from PHA and our Sponsor, if necessary, will be sufficient to fund our operating and administrative expenses and continuing debt service obligations over the next twelve months.

Sources and Uses of Cash

Our principal demands for funds are for capital expenditures, operating expenses, distributions to and repurchases from stockholders and principal and interest on any current and future indebtedness. Generally, cash for these items is generated from operations of our current future investments. Our sources of funds are primarily operating cash flows, funds equal to amounts reinvested in the DRIP, our credit facility and other borrowings.

Proceeds from the sale of common stock in the Private Offering and Public Offering were partially used to fund our investments in hotel properties and the related costs associated with the transactions.

Additionally, our principal uses of funds are expected to include possible operating shortfalls, owner-funded capital expenditures, distributions, and debt interest and principal payments. Items that impacted our cash flow and liquidity during the periods indicated are summarized as follows:

Cash Flows Provided by Operating Activities

During the years ended December 31, 2024 and 2023, we owned an interest in five hotel properties. During the years ended December 31, 2024 and 2023, net cash provided by operating activities was $6,662,924 and $6,449,101, respectively. Our operating cash flows during the year ended December 31, 2024 were the result of our net income, offset by adjustments for non-cash expenses, including depreciation and amortization, the change in fair value of the interest rate swap/cap agreements and by adjustments for receivables, other assets, amounts due to and from related parties, and accounts payable and accrued liabilities. Our operating cash flows during the year ended December 31, 2023 were the result of our net income, offset by adjustments for non-cash expenses, including depreciation and amortization; the change in fair value of the interest rate swap/cap agreements; and by adjustments for receivables, other assets, gain on loan extinguishment, loss on disposal of fixed assets, amounts due to and from related parties, and accounts payable and accrued liabilities.

Cash Flows Used in Investing Activities

Cash used in investing activities will vary based on the funds raised by the issuance of shares of common stock pursuant to the DRIP and how quickly we invest those funds towards acquisitions or improvements of real estate and real-estate related investments. During the year ended December 31, 2024, net cash used in investing activities was $1,418,271, which represented capital improvements at our hotel properties. During the year ended December 31, 2023, net cash used in investing activities was $1,000,302 which represented capital improvements at our hotel properties.

Cash Flows Used in Financing Activities

During the year ended December 31, 2024, net cash used in financing activities was $4,887,480. We paid stockholder servicing fees totaling $127. We received $39,270,000 of mortgage note proceeds related to refinancings. We made principal payments on the note secured by the Springhill Suites Wilmington (the "Wilmington Note"), the note secured by the Staybridge Suites St. Petersburg (the "St. Petersburg Note"), the note secured by the Hilton Garden Inn Providence (the "HGI Note") and the note secured by the Cherry Tree Inn (the "CTI Note") totaling $38,825,525. We paid cash distributions of $2,985,108 to stockholders with proceeds from operations. Cash flow from financing activities for the year ended December 31, 2024 also includes $820,750 of distributions to noncontrolling interests. Additionally, we repurchased $797,838 of outstanding shares of common stock and paid $728,132 in deferred financing costs.

During the year ended December 31, 2023, net cash used in financing activities was $5,932,602. We paid stockholder servicing fees totaling $1,420. We received $135,495 of mortgage note proceeds related to capital improvements at the Cherry Tree Inn. We made principal payments the Wilmington Note, the St. Petersburg Note, the HGI Note and the CTI Note totaling $716,054. We paid cash distributions of $3,023,910 to stockholders with proceeds from operations. Cash flow from financing activities for the year ended December 31, 2023 also includes $1,153,460 of distributions to noncontrolling interests. Additionally, we repurchased $1,134,719 of outstanding shares of common stock and paid $38,534 in deferred financing costs.

Debt

We intend to maintain amounts outstanding under long-term debt arrangements or lines of credit so that we will have more funds available for investment in properties. However, the percentage of debt financing we utilize at any given time will be dependent upon various factors to be considered in the sole discretion of our board of directors, including, but not limited to, our ability to pay distributions, the availability of properties meeting our investment criteria, the availability of debt financing, and changes in the cost of debt financing. To help finance our initial acquisitions, we may utilize short-term borrowings. However, after our initial property acquisitions, as a general principle, we anticipate that the term of any debt financing we utilize will correspond to the anticipated holding period for the respective property.

We may repay borrowings under any future credit facility or under any future long-term mortgage debt with proceeds from the sale of properties, operating cash flow, long-term mortgage debt, proceeds from the Public Offering, proceeds from any future offerings, or proceeds from any other future securities offerings.

The TCI Note was refinanced as of June 6, 2024. The TCI Note bears interest at a fixed per annum rate equal to 7.025% during the initial three year term. This rate is calculated to 2.50% in excess of the yield on United States Treasury Securities adjusted to a constant maturity of three years as made available by the Federal Reserve Board. The TCI Note provides for interest only monthly payments for the initial three year term. After the interest only period, principal will be amortized over a 30-year amortization schedule at a fixed per annum rate of interest equal to 2.50% in excess of the yield on United States Treasury Securities adjusted to a constant maturity of one year as made available by the Federal Reserve Board thereafter to maturity on June 6, 2028. The loan agreement allows for two one-year extensions. The TCI Note is collateralized by the Hotel Indigo Traverse City, including equipment, and is guaranteed by the Company. As of December 31, 2024, we believe the Operating Partnership and its subsidiary for the Hotel Indigo Traverse

City were in compliance with the loan requirements, including applicable covenants, and all required payments have been made as agreed.

The HGI Note requires interest only monthly payments for 36 months, with payments based on a 30-year amortization schedule thereafter. As of December 31, 2024, we believe the Operating Partnership and its subsidiary for the Hilton Garden Inn Providence were in compliance with the loan requirements, including applicable covenants, and all required payments have been made as agreed.

The St. Petersburg Note was refinanced as of April 25, 2024. The St. Petersburg Note bears interest at the Secured Overnight Financing Rate ("SOFR") plus a SOFR rate margin of 2.50%. The St. Petersburg Note requires monthly interest payments for the first two years, and monthly principal and interest payments based on a 25-year amortization schedule thereafter to maturity on April 25, 2029. The St. Petersburg Note is collateralized by the Staybridge Suites St. Petersburg, including equipment. The St. Petersburg Note is also guaranteed by the Company and cross-collateralized by the Wilmington Note. As of December 31, 2024, we believe the Operating Partnership and its subsidiary for the Staybridge Suites St. Petersburg were in compliance with the loan requirements, including applicable covenants, and all required payments have been made as agreed.

The Wilmington Note was refinanced as of April 25, 2024. The Wilmington Note bears interest at SOFR plus a SOFR rate margin of 2.50%. The Wilmington Note requires monthly interest payments for the first two years, and monthly principal and interest payments based on a 25-year amortization schedule thereafter to maturity on April 25, 2029. The Wilmington Note is collateralized by the Springhill Suites Wilmington, including equipment. The Wilmington Note is also guaranteed by the Company, and is cross collateralized by the St. Petersburg Note. As of December 31, 2024, the Operating Partnership and its subsidiary for the Springhill Suites Wilmington were in compliance with the loan requirements, including applicable covenants, and all required payments have been made as agreed.

The CTI Note requires monthly interest payments at a fixed rate of 3.91% through November 23, 2023 and subsequent to November 23, 2023, monthly principal and interest payments of $52,601 through November 23, 2026, the maturity date. As of December 31, 2024, the Operating Partnership and its subsidiary for the Cherry Tree Inn were in compliance with the loan requirements, including applicable covenants, and all required payments have been made as agreed.

Contractual Obligations

We enter into contracts that contain a variety of indemnification provisions. Our maximum exposure under these arrangements is unknown; however, we have not had prior claims or losses pursuant to these contracts. Our management has reviewed our existing contracts and expects the risk of loss to us to be remote.

We are not currently subject to any material legal proceedings and, to our knowledge, no material legal proceedings are threatened against us. From time to time, we may be party to certain legal proceedings in the ordinary course of business. While the outcome of any legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

Our contractual obligations as of December 31, 2024 are as follows:

	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Outstanding debt obligations	$ 16,659,780	$ 10,087,007	$ 38,027,588	$ —	$ 64,774,375
Interest payments on outstanding debt obligations.	4,098,664	8,543,432	1,187,281	—	13,829,377
Total	$ 20,758,444	$ 18,630,439	$ 39,214,869	$ —	$ 78,603,752

FFO and MFFO

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments and the corresponding expenses associated with that process are operational features of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts ("Nareit") an industry trade group, has promulgated a measure known as FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, consistent with Nareit's definition, as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT's operating performance because it is based on a net income (loss) analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report its investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of its investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as they are a non-cash adjustment to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rooms revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rooms revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property. No impairment losses have been recorded to date.

Publicly registered, non-listed REITs, such as us, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We intend to begin the process of achieving a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) within five to seven years after the completion of our offering stage, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITs, the IPA, an industry trade group, has standardized a measure known as MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and distribution policy. MFFO is not equivalent to our net income (loss) as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations ("Practice Guideline"), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income (loss): acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income (loss); nonrecurring gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan; unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting; adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income (loss); and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA's Practice Guideline, described above. In calculating MFFO, we exclude paid and accrued acquisition fees and expenses that are reported in our consolidated statements of operations. Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to PHA or its affiliates and third parties. Such fees and expenses will not be reimbursed by PHA or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, PHA or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations, and acquisition expenses associated with transactions determined to be an asset purchase are capitalized.

All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income (loss) in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management's analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as the ADR and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available for our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and NAV is disclosed. MFFO is not a useful measure in evaluating NAV since impairment write-downs are taken into account in determining NAV but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operation performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

Our calculation of FFO and MFFO is presented in the following table for the years ended December 31, 2024 and 2023:

| | For the Twelve Months Ended December 31, | |
	2024	2023
Reconciliation of net income to MFFO:		
Net income	$ 2,067,159	$ 1,756,289
Depreciation and amortization	4,289,600	4,104,607
FFO	6,356,759	5,860,896
Less noncontrolling interest:		
Net income attributable to noncontrolling interests	(526,756)	(482,117)
Depreciation and amortization attributable to noncontrolling interest	(610,390)	(708,691)
FFO attributable to common stockholders	5,219,613	4,670,088
Amortization of deferred financing costs and debt discounts and premiums as interest	51,847	(5,064)
Unrealized (gain) loss on interest rate swap/cap	(7,237)	183,370
MFFO attributable to common stockholders	$ 5,264,223	$ 4,848,394

Related-Party Transactions and Agreements

We have entered into agreements with PHA and its affiliates whereby we pay certain fees to, or reimburse certain expenses of, PHA or its affiliates for acquisition fees and expenses, asset management fees, disposition fees, property management fees, O&O Costs and reimbursement of certain operating costs. Refer to Note 7 — "Related Party Transactions" to the consolidated financial statements included in this Annual Report for a discussion of the various related-party transactions, agreements and fees.

Subsequent Events

For a discussion of subsequent events, see Note 11 — "Subsequent Events" to the consolidated financial statements that are a part of this Annual Report.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk**

A smaller reporting company is not required to provide the information required by this Item.

Item 8.   **Financial Statements and Supplementary Data**

Our consolidated financial statements and supplementary data can be found beginning at page F-1 of this Annual Report.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with our independent registered public accountants during the year ended December 31, 2024.

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs. As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, we conducted an evaluation as of December 31, 2024 under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2024, were effective at a reasonable assurance level.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation of this annual report, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31 2024. In making that assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework).

Based on its assessment, our management believes that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

During the three months ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation

S-K of the Securities Act). During the three months ended December 31, 2024, the Company did not adopt, terminate or modify a Rule 10b5-1 trading arrangement.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable

PART III

Item 10.   **Directors, Executive Offers and Corporate Governance**

Directors

The following table sets forth, as of the date of this Annual Report, our directors, and their ages and positions and offices. Each of the terms of our directors listed below expire at the 2024 Annual Meeting of Stockholders.

Name	Age	Positions
James A. Procaccianti	66	President, Chief Executive Officer, & Chairman of the Board of Directors
Gregory Vickowski.	63	Chief Financial Officer, Treasurer, Director
Lawrence Aubin	79	Independent Director
Thomas R. Engel.	81	Independent Director
Ronald S. Ohsberg	60	Independent Director

James A. Procaccianti has served as our President, Chief Executive Officer and Chairman of the Board since August 2016, and is responsible for overall strategic planning, organizational development, new business development, investor relations, franchise relations, and acquisitions. Mr. Procaccianti has served as the president and Chief Executive Officer of our Sponsor, and its predecessors since February 1980. In addition, he has served as a manager of PHA, our advisor, since August 2016 and has served on PHA's investment committee since August 2016.

For more than 30 years Mr. Procaccianti has been in the business of acquiring, renovating, and managing investment real estate. Mr. Procaccianti possesses the hands-on experience that can only come from having owned, managed, or developed over 20 million square feet of real estate — billions of dollars of commercial and residential properties.

In the hospitality industry, Mr. Procaccianti has owned, operated, and managed more than 100 hotels. Mr. Procaccianti has developed franchise relationships with top hotel brand families, such as Hyatt, Marriott, Hilton, Starwood, and InterContinental Hotels Group ("IHG"). Additionally, he has completed numerous complex acquisitions with national institutional real estate investors, such as GE Pension Trust, Starwood, FelCor, Lend Lease, Host Marriott/Marriott International, Bank of America, and CalPERS, the largest public employee pension fund in the United States.

Mr. Procaccianti is a highly active corporate citizen, serving on multiple executive boards, including the board of trustees for Rhode Island Hospital, the advisory committee for Hasbro Children's Hospital, and the board of directors for Crossroads RI, Rhode Island's largest homeless shelter. Additionally, Mr. Procaccianti established the Procaccianti Family Foundation, which provides monetary and in-kind support for dozens of nonprofit organizations.

Providence Business News recently recognized Mr. Procaccianti as one of the top 25 'Driving Forces' for his contributions to the Rhode Island business community for his efforts and success over the past twenty five years.

Mr. Procaccianti was selected to serve as a director and chairman because of his extensive hotel, real estate and capital markets experience, in addition to his leadership role with our Sponsor, all of which are expected to bring valuable insight to the Board.

Mr. Procaccianti attended Bryant University in Smithfield, Rhode Island.

Gregory Vickowski has served as our Chief Financial Officer and Treasurer since August 2016. He also has served as Chief Financial Officer of our Sponsor, its subsidiaries, and predecessors and TPG since December 2005. In addition, he has served as a manager of PHA and on its investment committee since August 2016. He is responsible for raising and negotiating equity and debt financing, negotiation of purchase and sale agreements in support of asset acquisitions and dispositions, and participating in hotel management/franchise company selection, contract negotiation, and implementing our investment strategy and asset management for our investment portfolio while also overseeing all areas of accounting and management information systems.

Mr. Vickowski joined the predecessor of the Sponsor as Corporate Controller in 1988 and has been instrumental in growing the Sponsor into a nationally recognized hospitality organization. He has more than 35 years of hospitality industry experience encompassing all aspects of hotel investment and ownership. He has sourced direct deals and developed creative partnerships/ownership structures, has been involved in the review of hundreds of real estate investment transactions, and has negotiated contracts with virtually every major hospitality brand.

Prior to joining the Sponsor, Mr. Vickowski worked for a real estate development company where he was responsible for finance and information technology. He also served as a member of the management team at an international architectural firm in corporate finance.

Mr. Vickowski earned a bachelor's degree from the University of Massachusetts-Dartmouth in business administration, a master's degree from the University of Rhode Island in Kingston, Rhode Island in Business with course concentrations in finance and MIS and a master's degree in taxation from Bryant University in Smithfield, Rhode Island. He is a member of the Hotel Asset Management Association and has achieved a CHAM designation.

Mr. Vickowski was selected to serve as a director because of his extensive financial and investment expertise and experience in hotel, real estate and capital markets, in addition to his leadership role as Chief Financial Officer with our Sponsor, all of which are expected to bring valuable insight to the Board.

Lawrence Aubin has served as an independent director since August 2016. Mr. Aubin has served as the President and Chief Executive Officer of Aubin Corporation, a commercial and industrial development firm headquartered in Seekonk, Massachusetts since November 1983. An active corporate and community leader, Mr. Aubin has focused his service on support of organizations that are intrinsic to the regional economy and essential to growth in human capital and quality of life in southeastern New England.

Since October 2014, Mr. Aubin has served as the Chairman of Lifespan Corporation, a Rhode Island-based health network encompassing Rhode Island Hospital and Hasbro Children's Hospital and three other hospitals (The Miriam Hospital, Newport Hospital, and Bradley Hospital), as well as Gateway Healthcare, the region's largest behavioral health provider. He previously served as Vice Chairman of the Lifespan Board of Director's Co-chairman of the combined Board of Trustees of Rhode Island Hospital and The Miriam Hospital, and Chairman of the Board of Trustees of Rhode Island Hospital.

At the Board level, Mr. Aubin helped to lead strategic investments and realignments supporting new levels of innovation, effectiveness, and efficiency among Lifespan's member organizations — including the blending of the unique strengths of two distinguished teaching hospitals, Rhode Island Hospital and The Miriam Hospital. Mr. Aubin has also chaired or served on the Lifespan Development Committee, Finance Committee, and Facilities Committee — helping to transform the Rhode Island Hospital campus through construction of the Bridge Building, the Emergency Department, the Comprehensive Cancer Center, new surgical suites, and a pediatric imaging center, and restoration of the historic Jane Brown Building to create state-of-the-art clinical space.

Mr. Aubin is a member of the Commercial Banking Advisory Board of Citizens Bank, and has contributed his expertise to the boards of several leading regional financial institutions — including Durfee-Attleboro Bank, South Shore Bank, and Bank of Boston — over the past four decades. Since 2009, he has served as a member of the Providence College Business Advisory Council.

Mr. Aubin was selected to serve as a director because of his extensive leadership skills in running large institutional organizations, in addition to his leadership and experience in the real estate industry, all of which are expected to bring valuable insight to the Board.

Thomas R. Engel has served as an independent director since August 2016. Mr. Engel has served as the President of T.R. ENGEL Group, LLC, since May 1998, a Boston-based, entrepreneurial hotel advisory and asset management firm. Mr. Engel is actively engaged as a hotel advisor and asset manager across three continents, working on the toughest and most sophisticated of client lodging assignments. Prior to forming T.R. Engel, Thomas Engel spent eight (8) years as Executive Vice President, Equitable Real Estate Investment Management Inc., (Equitable/AXA) where he founded, then managed its $1.8 billion global Lodging and Leisure Group. Earlier he created/co-founded three lodging brands — Embassy Suites, Crowne Plaza Hotels & Resorts and Hawthorn Suites by Wyndham hotels. Mr. Engel has also served as a director of Eagle Hospitality Properties Trust (Formerly NYSE: EHP).

Mr. Engel entered the lodging business following an earlier career in brand management at Unilever and Revlon, Inc., New York City. Mr. Engel graduated from the University of St. Thomas and Northwestern University. He is an adjunct professor, Chairman Emeritus and Advisory Board member in Boston University's School of Hospitality Administration and a member of the American Hotel & Lodging Associations Investment and Management Committees. Mr. Engel is a veteran of the United States Marine Corps Air Corps.

Mr. Engel was selected to serve as a director because of his extensive experience in the hospitality brands industry, prior board experience and leadership skills in the oversight of hospitality assets, all of which are expected to bring valuable insight to the Board.

Ronald S. Ohsberg has been an independent director since August 2016. Mr. Ohsberg also serves as the Chairman of our audit committee. Mr. Ohsberg has been the Senior Executive Vice President, Chief Financial Officer and Treasurer of the Washington Trust Bancorp since February 2018, having joined the company as

Senior Executive Vice President and Treasurer in June 2017. Washington Trust Bancorp offers a comprehensive range of financial services, including commercial banking, mortgage banking, personal banking, and wealth management and trust services through its offices located in Rhode Island, Connecticut and Massachusetts.

Previously, he served as Executive Vice President — Finance of Linear Settlement Services ("Linear") since July 2016 in Middletown, Rhode Island. Linear provides nationwide title insurance and closing services pertaining to commercial and residential real estate transactions. Prior to joining Linear, Mr. Ohsberg spent twelve years at Citizens Financial Group (Citizens), a $138 billion Rhode Island-based bank holding company, in various capacities including Executive Vice President, Corporate Controller and Chief Accounting Officer since 2009. In this position he assisted in executing the largest United States commercial bank initial public offering in a series of four equity offerings aggregating $12.3 billion and established Citizens' Sarbanes-Oxley public-company governance structure and procedures. He was also responsible for all SEC and regulatory reporting and corporate accounting functions as well as a member of various corporate governance committees. Commencing in 2004 through 2009, he was Senior Vice President, Director of Corporate Reporting at Citizens responsible for all aspects of financial reporting to Citizens' regulators and its parent Company, Royal Bank of Scotland.

Mr. Ohsberg also worked at Bank of America's predecessor FleetBoston Financial from 1992 to 2004 in various positions culminating as Senior Vice President, Director of Accounting. He was responsible for the monthly accounting closing process and associated analytics of a $200 billion financial institution, in addition to managing the successful corporate-wide implementation of Sarbanes-Oxley procedures. Mr. Ohsberg started his career in the audit department at KPMG, an international audit, tax and advisory firm.

Mr. Ohsberg received Bachelor of Science degrees in Accounting and Finance and a Master of Business Administration degree from the University of Rhode Island. Mr. Ohsberg is also a Certified Public Accountant.

Mr. Ohsberg was selected to serve as a director because of his extensive financial, accounting and public company reporting and compliance expertise and experience, in addition to his leadership role with Linear, all of which are expected to bring valuable insight to the Board.

Committees of our Board of Directors

Audit Committee

The board of directors maintains one standing committee, the audit committee, to assist in fulfilling its responsibilities. The audit committee is composed of Messrs. Aubin, Engel and Ohsberg, all three of whom are independent directors. The audit committee reports regularly to the full board of directors and annually evaluates its performance. The audit committee meets periodically during the year, usually in conjunction with regular meetings of the board of directors. The audit committee met four times in 2024. The audit committee, by approval of at least a majority of the members, selects the independent registered public accounting firm to audit our annual financial statements, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves the audit and non-audit services provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls. Our board of directors has adopted a charter for the audit committee that sets forth its specific functions and responsibilities. The audit committee charter can be located on our website at https://www.prochotelreit.com by clicking on "Corporate Governance," and then on "Audit Committee Charter."

Although our shares of common stock are not listed for trading on any national securities exchange, all three members of the audit committee meet the current independence and qualifications requirements of the New York Stock Exchange, as well as our charter and applicable rules and regulations of the SEC. While all three members of the audit committee have significant financial and/or accounting experience, the board of directors has determined that Mr. Ohsberg satisfies the SEC's requirements for an "audit committee financial expert" and has designated Mr. Ohsberg as our audit committee financial expert.

Compensation Committee

Our board of directors believes that it is appropriate for our board of directors not to have a standing compensation committee based upon the fact that our executive officers, including our principal financial officer, and non-independent directors do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers or non-independent directors.

Nominating Board of Directors - Functions

We believe that our board of directors is qualified to perform the functions typically delegated to a nominating committee, and that the formation of a separate committee is not necessary at this time. Therefore, all members of our board of directors develop the criteria necessary for prospective members of our board of directors and participate in the consideration of director nominees. The primary functions of the members of our board of directors relating to the consideration of director nominees are to conduct searches and interviews for prospective director candidates, if necessary, review background information for all candidates for the board of directors, including those recommended by stockholders, and formally propose the slate of director nominees for election by the stockholders at the annual meeting of stockholders.

Executive Officers

The following individuals currently serve as our executive officers:

James A. Procaccianti, age 66, serves as our President and Chief Executive Officer, is one of our directors, and is a member of PHA's investment committee. Mr. Procaccianti is also the President and Chief Executive Officer of our Sponsor and is a manager of PHA. For more than 30 years, Mr. Procaccianti has been in the business of acquiring, renovating, and managing investment real estate. Mr. Procaccianti has owned, managed, or developed over 20 million square feet of real estate. Within the hospitality industry, Mr. Procaccianti has owned, operated, and managed more than 100 hotels. Through his vision and leadership, Procaccianti Companies has grown to become one of the largest private hotel companies in the country. He has been instrumental in developing franchise relations with top hotel brand families, such as Hyatt, Marriott, Hilton, Starwood, and IHG. He has completed numerous complex acquisitions with national institutional real estate investors, such as GE Pension Trust, Starwood, FelCor, Lend Lease, Host Marriott/Marriott International, Bank of America, and CalPERS, the largest public employee pension fund in the United States.

Gregory Vickowski, age 63, serves as our Chief Financial Officer and Treasurer, is one of our directors, and is a member of PHA's investment committee. Mr. Vickowski also serves as Chief Financial Officer for the Sponsor and TPG and is a manager of PHA. He is responsible for raising and negotiating equity and debt financing; negotiating purchase and sale agreements in support of asset acquisitions and dispositions; participating in hotel management/franchise company selection and contract negotiation; and implementing our investment strategy and asset management function for our investment portfolio, while also overseeing all areas of accounting and management information systems. He further oversees the management of our Sponsor's other investment funds, which have assets with a gross value of nearly $1 billion. Mr. Vickowski joined Procaccianti Companies in 1988 and has been instrumental in its growth into a nationally recognized hospitality organization. He has more than 25 years of hospitality industry experience encompassing all aspects of hotel investment and ownership. He has sourced direct deals and developed creative partnerships/ownership structures, has been involved in the review of hundreds of real estate investment deals, and has negotiated contracts with virtually every major hospitality brand. He has developed long-standing relationships with key industry brokers and leading lenders and has completed complex transactions with Met Life, Starwood, Host Marriott, Lend Lease, IHG, Hyatt, Hilton, Lowe Enterprises, FelCor Lodging, and CalPERS and has completed equity investments with Och-Ziff, CalPERS, Rockpoint, and others.

Ron Hadar, age 56, has served as our Secretary and General Counsel since August 2016. Mr. Hadar has also served as our Sponsor's Assistant General Counsel since August 2015 and became the Sponsor's and TPG's General Counsel in January 2016. Mr. Hadar has also served as PHA's General Counsel since August 2016. He is responsible for all legal matters with respect to hotel development, acquisitions and divestitures, debt and capital placement, contracting matters, corporate governance, and asset management for the Procaccianti Companies, its subsidiaries, and PHA.

Mr. Hadar has over 30 years of experience as a transactional business and real estate attorney. Mr. Hadar joined Procaccianti Companies after serving as General Counsel to The Richmond Company, Inc., a real estate development company from June 2005 to June 2015, where he had a 10-year career overseeing all legal matters with respect to the acquisition, development, and ownership of a variety of commercial and residential real estate assets. Prior to that role, Mr. Hadar was with several national and regional law firms in Boston, Massachusetts, where he focused on capital markets transactions and corporate and real estate matters.

Mr. Hadar received his law degree from The University of Denver, Sturm College of Law in 1995, in Denver, Colorado. He received his undergraduate degree from the University of Rochester in 1990, in Rochester, New York. Mr. Hadar is admitted to practice in the Commonwealth of Massachusetts and as an In House Attorney with the State of Rhode Island. In addition, has been a lecturer with Massachusetts Continuing Legal Education on various real estate matters and a member of the Massachusetts, Rhode Island, and American Bar Associations.

Our executive officers have stated that there are no arrangements or understandings of any kind between them and any other person relating to their appointments as executive officers.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics that is applicable to all members of our Board, our officers and employees, and the employees of PHA. The policy may be located on our website at https://www.prochotelreit.com by clicking on "Corporate Governance," and then on "Code of Business Conduct and Ethics." If, in the future, we amend, modify or waive a provision in the Code of Business Conduct and Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our website as necessary.

Insider Trading Policy

The Company's officers and directors are subject to our Insider Trading Policy, which governs the purchase, sale, and/or other disposition of our securities by our officers and directors, which we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations. A copy of the Insider Trading Policy is filed as an exhibit to this report.

Item 11.   Executive Compensation

We have no employees. Our executive officers do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers. As a result, we do not have, and our board of directors has not considered, a compensation policy or program for our executive officers. In addition, our board of directors believes that it is appropriate for our board of directors to not have a standing compensation committee based upon the fact that our executive officers, including our principal financial officer, and non-independent directors do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers or non-independent directors.

Our executive officers are also officers of PHA, and its affiliates, including TPG and its affiliates and/or designees, our property manager, and are compensated by these entities, in part, for their services to us. We pay fees to such entities under our Advisory Agreement and our property management and leasing agreement. We also reimburse PHA for its provision of administrative services, including related personnel costs, subject to certain limitations.

Compensation of Directors

Directors who are also officers or employees of PHA or their affiliates (Messrs. Procaccianti and Vickowski) do not receive any special or additional remuneration for service on our board of directors or any of its committees. Each non-employee director receives compensation for service on the board of directors and any of its committees as provided below:

- an annual retainer of $27,500 (pro-rated for a partial term);

- $1,000 for each board of directors meeting attended in person;

- $500 for each board of directors meeting attended by telephone conference;

- $500 for each audit committee meeting attended in person ($375 for attendance by the chairperson of the audit committee at each meeting of the audit committee);

- $250 for each audit committee meeting attended by telephone conference; and

- in the event that there is a meeting of the board of directors and one or more committees on a single day, the fees paid to each director will be limited to $1,500 per day.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Our long-term incentive plan provides each new independent director that joins our board of directors with 250 restricted K Shares in connection to his or her initial election to the board of directors. In addition, in connection with an independent director's re-election to our board of directors at each annual meeting of stockholders, he or she will receive an additional 250 restricted K Shares. Restricted K Shares issued to independent directors will vest in equal amounts annually over a four-year period on and following the first anniversary of the date of grant in increments of 25% per annum; provided, however, that the restricted K Shares will become fully vested on the earlier to occur of (1) the termination of the independent director's service as a director due to his or her death or disability, or (2) a change in control of our Company.

We have authorized and reserved 5,000,000 K Shares and 1,500,000 A Shares for issuance under our long-term incentive plan. Our long-term incentive plan authorizes the granting of restricted stock, stock options, restricted or deferred stock units, performance awards and other stock-based awards to directors, officers, employees and consultants of ours selected by our Board for participation in our long-term incentive plan. Restricted stock and stock options granted under the long-term incentive plan will not exceed an amount equal to 5% of the outstanding shares of our K Shares and A Shares on the date of grant of any such award. Any stock options granted under the long-term incentive plan will have an exercise price or base price that is not less than fair market value of our K Shares or A Shares on the date of grant.

Director Compensation Table

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2024:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value And Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
James A. Procaccianti	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Gregory Vickowski	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Lawrence Aubin	$ 31,250	$ —	$ —	$ —	$ —	$ —	$ 31,250
Thomas R. Engel	$ 31,250	$ —	$ —	$ —	$ —	$ —	$ 31,250
Ronald S. Ohsberg	$ 31,250	$ —	$ —	$ —	$ —	$ —	$ 31,250

Compensation Committee Interlocks and Insider Participation

We do not have a standing compensation committee and do not separately compensate our executive officers. Therefore, none of our executive officers participated in any deliberations regarding executive compensation. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

During the fiscal year ended December 31, 2024, James A. Procaccianti and Gregory Vickowski also served as officers, directors and/or key personnel of PHA, our property manager, and/or other affiliated entities. As such, they did not receive any separate compensation from us for services as our directors and/or executive officers. For information regarding transactions with such related parties, see Item 13 of this Annual Report on Form 10-K.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information as of March 24, 2025 regarding the beneficial ownership of our common stock by each person known by us to own 5.0% or more of the outstanding shares of common stock, each of our directors, and each named executive officer, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on the outstanding shares of common stock, as of March 24, 2025

Beneficial Owner[1]	Number of Common Stock Beneficially Owned	Percent of All Common Stock Shares
TPG Hotel REIT Investor, LLC[2]	558,410	9.32%
Directors and Executive Officers		
James A. Procaccianti	[3]	9.33%
Gregory Vickowski	[4]	9.33%
Lawrence Aubin[5]	1,750	*
Thomas R. Engel[5]	1,750	*
Ronald S. Ohsberg[5]	1,750	*
All executive officers and directors as a group (5 persons)	563,660	9.41%

* represents less than 1.0% of the outstanding common stock

(1) Unless otherwise indicated, the business address of each person listed is 1140 Reservoir Avenue, Cranston Rhode Island 02920.

(2) TPG Hotel REIT Investor, LLC is owned by TPG Hotel REIT Investor Holdings, LLC and TPG Hotel REIT Investor Holdings II, LLC. As a result, the shares disclosed as beneficially owned by TPG Hotel REIT Investor, LLC are also included in the aggregate number of shares beneficially owned by each of Mr. Procaccianti and Mr. Vickowski. The address of each of TPG Hotel REIT Investor, LLC and TPG Hotel REIT Investor Holdings, LLC is 1140 Reservoir Avenue, Cranston, Rhode Island 02920.

(3) Mr. Procaccianti is a managing member of TPG Hotel REIT Investor Holdings, LLC, which is the sole parent of TPG Hotel REIT Investor, LLC. As a managing member, Mr. Procaccianti possesses dispositive power with respect to the 558,410 shares of common stock owned by TPG Hotel REIT Investor, LLC, and as such, may be deemed to be the beneficial owner of such shares.

(4) Mr. Vickowski is a managing member of TPG Hotel REIT Investor Holdings, LLC and TPG Hotel REIT Investor Holdings II, LLC, which are the parent companies of TPG Hotel REIT Investor, LLC. As a managing member, Mr. Vickowski possesses dispositive power with respect to the 558,410 shares of common stock owned by TPG Hotel REIT Investor, LLC, and as such, may be deemed to be the beneficial owner of such shares.

(5) Independent Director.

Securities Authorized for Issuance Under Equity Compensation Plans

We adopted the long-term incentive plan, pursuant to which our board of directors has the authority to grant restricted stock, stock options, restricted or deferred stock units, performance awards and other stock-based awards to persons eligible under the plan. The maximum number of shares of our stock that may be issued pursuant to the long-term incentive plan is not to exceed an amount equal to 5% of the outstanding shares of our K Shares and A Shares on the date of grant of any such award. The following table provides information regarding the long-term incentive plan as of December 31, 2024:

Plan Category	Number of Securities to Be Issued upon Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders [1]	—	—	6,494,750
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	6,494,750

(1) On February 11, 2019, we granted 500 shares of Class K common stock to each of our independent directors. On July 11, 2019, November 17, 2020, December 8, 2021, December 22, 2022, December 22, 2023, and January 17, 2025, respectively, we granted an additional 250 shares of Class K common stock to each of the three independent directors. The fair value of each share of our Class K common stock that was issued on both February 11, 2019 and July 11, 2019, was estimated at the date of grant at $10.00 per K Share. The fair value of each share of our Class K common stock issued on November 17, 2020, was estimated to be $8.56 per K Share. The fair value of each share of our Class K common stock issued on December 8, 2021 was estimated to be $9.85 per K Share. The fair value of each share of our Class K common stock issued on December 22, 2022 was estimated to be $10.29 per K Share. The fair value of each share of our Class K common stock issued on December 22, 2023 was estimated to be $11.53 per K Share. As of December 31, 2024, we had issued an aggregate of 5,250 shares of Class K common stock to our independent directors in connection with their appointment or re-election to our Board. Restricted share awards vest over a specified period of time or upon attainment of pre-established performance objectives.

The shares described above were not registered under the Securities Act and were issued in reliance on Section 4(a)(2) of the Securities Act.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions

Our independent directors have reviewed the material transactions between our affiliates and us during the year ended December 31, 2024. Set forth below is a description of the transactions with affiliates. We believe that we have executed all of the transactions set forth below on terms that are fair and reasonable to the Company and on terms no less favorable to us than those available from unaffiliated third parties.

Under SEC rules, a related person transaction is any transaction or any currently proposed transaction in which the Company was or is to be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. A "related person" is a director, officer, nominee for director or a more than 5% shareholder since the beginning of our last completed fiscal year, and their immediate family members.

Each of our executive officers is affiliated with PHA and its affiliates. In addition, each of our executive officers also serves as an officer of PHA, property manager and/or other affiliated entities.

Substantially all of our business is conducted through our Operating Partnership. We are the sole general partner of the Operating Partnership. We are managed by our advisor, PHA, pursuant to the Advisory Agreement. PHA is an affiliate of our Sponsor.

Advisory Agreement

Pursuant to the Advisory Agreement, PHA oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations, and other administrative services. PHA also oversees the performance of our corporate operations and required administrative services, which includes being responsible for the financial records we are required to maintain and preparing reports to stockholders and reports filed with the SEC. In addition, PHA assists an independent valuation firm and our board of directors in calculating and determining our NAV, and assists us in overseeing the preparation and filing of our tax returns, the payment of our expenses and for the performance of administrative and professional services rendered to us by others.

Organization and offering costs ("O&O Costs") include selling commissions, dealer manager fees, stockholder servicing fees and any other elements of underwriting compensation, as well as legal, accounting, printing, mailing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals.

As of December 31, 2024, the total amount of O&O Costs, exclusive of selling commissions, dealer manager fees and stockholder servicing fees, incurred by PHA and its affiliates related to the Private Offering and the Public Offering was $8,752,997, of which $1,026,564 has been reimbursed through the issuance of A Shares to an affiliate of PHA and payments to PHA of $3,312,833. We may reimburse PHA and its affiliates for O&O Costs incurred on our behalf, but only to the extent the reimbursement would not cause the selling commissions, dealer manager fees, stockholder servicing fees and other organization and offering expenses to exceed 15% of the gross offering proceeds of the Public Offering as of the termination of the Public Offering, or the 15% cap. As of December 31, 2024, $3,156,820 is reimbursable to PHA and its affiliates by us in the future, subject to the 15% cap.

We record O&O Costs as charges against additional paid in capital on the consolidated balance sheets as we raise proceeds in our Public Offering. These amounts represent 15% of the gross offering proceeds of the Private Offering and the Public Offering as of December 31, 2024, the maximum amount allowed to be recognized by us in our financial statements in accordance with the rules established by FINRA. No O&O Costs were recognized for the years ended December 31, 2024 and 2023.

We pay to PHA 1.5% of the gross contract purchase price of each property or asset acquired. The contract purchase price is the amount actually paid or allocated in respect of the purchase of an investment, inclusive of acquisition expenses and any indebtedness assumed or incurred. No Acquisition fees were incurred for the years ended December 31, 2024 and 2023.

We pay to PHA an asset management fee calculated on a quarterly basis in an amount equal to 1/4th of 0.75% of the adjusted cost of the Company's assets and the amounts actually paid or allocated in respect of the acquisition of loans, before reduction for depreciation, amortization, impairment charges, and cumulative acquisition costs charged to expense in accordance with GAAP (the "asset management fee"). Asset management fees increased to $727,761 for the year ended December 31, 2024 from $718,136 for the year ended December 31, 2023. As of December 31, 2024, we paid the quarterly asset management fees due to PHA that had accrued through September 30, 2024.

Management Agreement

We entered into management agreements with PHR St Petersburg Hotel Manager, LLC (the "St. Pete Manager") to operate and manage the Staybridge Suites St. Petersburg and with PHR Wilmington Hotel Manager, LLC (the "Wilmington Manager") to operate and manage the Springhill Suites Wilmington, including making all human resource decisions. The St. Pete Manager and the Wilmington Manager are affiliates of us. The terms of these agreements are for five years beginning March 29, 2018, with four automatic one-year extensions. The employees of the hotels are employed by the St. Pete Manager and the Wilmington Manager; however, per the management agreement, all compensation of hotel personnel is to be recorded as a direct operating expense of the hotels.

We entered into an agreement with PHR Traverse City Hotel Manager, LLC (the "Traverse City Manager") to operate and manage the Hotel Indigo Traverse City, including making all human resource decisions. The Traverse City Manager is an affiliate of us. The term of the agreement is five years beginning August 15, 2018 with four automatic one-year extensions.

We entered into an agreement with GANO Hotel Manager, LLC (the "Hilton Garden Inn Providence Manager") to operate and manage the Hilton Garden Inn Providence, including making all human resource decisions. The Hilton Garden Inn Providence Manager is an affiliate of us. The term of the agreement is five years beginning February 27, 2020, with four automatic one-year extensions.

We entered into an agreement with PHR Cherry Tree Hotel Manager, LLC (the "Cherry Tree Inn Manager") to operate and manage the Cherry Tree Inn, including making all human resource decisions. The Cherry Tree Inn Manager is an affiliate of us. The term of the agreement is 10 years beginning June 3, 2021.

Aggregate property management fees increased to $956,558 for the year ended December 31, 2024 from $899,516 for the year ended December 31, 2023 and are included in property management fees to affiliates on the consolidated statements of operations.

Review, Approval or Ratification of Transactions with Related Persons

In order to reduce or eliminate certain potential conflicts of interest, (A) our charter contains a number of restrictions relating to (1) transactions we enter into with our Sponsor, our directors and PHA and its affiliates, and (2) certain future offerings, and (B) the Advisory Agreement contains procedures and restrictions relating to the allocation of investment opportunities among entities affiliated with PHA. These restrictions include, among others, the following:

- We will not purchase or lease properties from our Sponsor, PHA, any of our directors, or any of their respective affiliates without a determination by a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its current appraised value. We will not sell or lease properties to our Sponsor, PHA, any of our directors, or any of their respective affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, determines that the transaction is fair and reasonable to us.

- We will not make any loans to our Sponsor, PHA, any of our directors, or any of their respective affiliates, except that we may make or invest in mortgage loans involving our Sponsor, PHA, our directors or their respective affiliates, if such mortgage loan is insured or guaranteed by a government or government agency or provided, among other things, that an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair and reasonable to us and on terms no less favorable to us than those available from unaffiliated third parties. Our Sponsor, PHA, any of our directors and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

- PHA and its affiliates will be entitled to reimbursement, at cost, at the end of each fiscal quarter for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner; provided, however, that we will not reimburse PHA at the end of any fiscal quarter for the amount, if any, by which our total operating expenses, including the advisor asset management fee, paid during the four consecutive fiscal quarters then ended exceeded the greater of (i) 2.0% of our average invested assets for such period or (ii) 25.0% of our net income, before any additions to reserves for depreciation, bad debts or other similar non-cash reserves and before any gain from the sale of our assets, for such period, unless our independent directors determine such excess expenses are justified.

- If an investment opportunity becomes available that is deemed suitable, after PHA's and our board of directors' consideration of pertinent factors, for both us and one or more other entities affiliated with PHA, and for which more than one of such entities has sufficient uninvested funds, then the entity that has had the longest period of time elapse since it was offered an investment opportunity will first be offered such investment opportunity. In determining whether or not an investment opportunity is suitable for more than one such entity, PHA and our board of directors shall examine, among others, the following factors:

- which vehicle has available cash (including availability under lines of credit) to acquire an investment;

- concentration and diversification concerns for a vehicle relative to the prospective investment;

- how the investment size, potential leverage, transaction structure and anticipated cash flows affect each vehicle in light of the vehicles targeted returns and cash flow needs;

- whether the estimated transaction timing will be more advantageous (or possible) for a particular vehicle;

- how closely aligned the proposed investment is with a vehicle's investment objectives; and

- whether the proposed investment conforms to the brand, class and operation parameters of a particular vehicle's property acquisitions objectives.

If a subsequent development, such as a delay in the closing of the acquisition or construction of a property, causes any such investment, in the opinion of PHA, to be more appropriate for a program other than the program that committed to make the investment, PHA may determine that another program affiliated with PHA or its affiliates will make the investment. Our board of directors, including our independent directors, has a duty to ensure that the method used by PHA for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is reasonable and applied fairly to us.

Director Independence

As required by our charter, a majority of the members of our board of directors must qualify as "independent directors" as affirmatively determined by the board of directors. Our board of directors consults with our legal counsel and counsel to the independent directors, as applicable, to ensure that our Boards' determinations are consistent with our charter and applicable securities and other laws and regulations regarding the definition of "independent director."

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and the Company, our senior management and our independent registered public accounting firm, the board has determined that Messrs. Aubin, Engel and Ohsberg qualify as independent directors. A copy of our independent director definition, which is contained in our charter and complies with the requirements of the NASAA REIT Guidelines, was attached as an appendix to the proxy statement for our 2022 Annual Meeting of Stockholders, which was filed with the SEC on October 7, 2022. Although our shares are not listed for trading on any national securities exchange, our independent directors also meet the current independence and qualifications requirements of the New York Stock Exchange.

Item 14.   Principal Accountant Fees and Services

Pre-approval Policies

The audit committee's charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors' independence. Unless a type of service to be provided by the independent auditors has received "general" pre-approval, it will require "specific" pre-approval by the audit committee.

All requests for services to be provided by the independent auditor that do not require specific pre-approval by the audit committee will be submitted to management and must include a detailed description of the services to be rendered. Management will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services rendered by the independent auditors.

Requests to provide services that require specific pre-approval by the audit committee will be submitted to the audit committee by both the independent auditors and the principal financial officer, and must include a joint statement as to whether, in their view, the request is consistent with the SEC's rules on auditor independence. The chairman of the audit committee has been delegated the authority to specifically pre-approve de minimis amounts for services not covered by the general pre-approval guidelines. All amounts, including a subscription to an accounting research website, require specific pre-approval by the audit committee prior to the engagement of Ernst & Young LLP ("E&Y"). All amounts specifically pre-approved by the chairman of the audit committee in accordance with this policy, are to be disclosed to the full audit committee at the next regularly scheduled meeting.

All services rendered by E&Y for the years ended December 31, 2024 and December 31, 2023 were pre-approved in accordance with the policies and procedures described above.

Audit Fees

E&Y is the independent registered public accounting firm selected by our audit committee for the fiscal year ended December 31, 2024. E&Y has served as our independent registered public accounting firm since 2016. The audit committee reserves the right, however, to select new auditors at any time in the future in its discretion if it deems such decision to be in the best interests of the Company and its stockholders. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws. E&Y representatives will be present at the 2024 Annual Meeting of Stockholders and will have the opportunity to make a statement if they desire to do so. In addition, E&Y representatives will be available to respond to appropriate questions posed by any stockholders.

The audit committee reviewed the audit and non-audit services performed by E&Y, as well as the fees charged by E&Y for such services. In its review of the non-audit services and fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of E&Y. The aggregate fees billed to us for professional accounting services by E&Y for the years ended December 31, 2024 and December 31, 2023 are respectively set forth in the table below.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Audit fees	$ 366,400	$ 367,100
Audit-related fees	—	—
Tax fees	72,295	118,840
All other fees	—	—
Total	$ 438,695	$ 485,940

For purposes of the preceding table, the professional fees are classified as follows:

- Audit fees - These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by the independent auditors in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements and other services that generally only the independent auditor reasonably can provide, such as services associated with filing registration statements, periodic reports and other filings with the SEC, and audits of acquired properties or businesses or statutory audits for our subsidiaries or affiliates.

- Audit-related fees - These are fees for assurance and related services that traditionally are performed by independent auditors, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, statutory subsidiary or equity investment audits incremental to the audit of the consolidated financial statements and general assistance with the implementation of Section 404 of the Sarbanes-Oxley Act.

- Tax fees - These are fees for all professional services performed by professional staff in E&Y's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning, and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state, and local tax issues related to due diligence.

- All other fees - These are fees for other permissible work performed that do not meet the above-described categories, including a subscription to an accounting research website.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)   Financial Statements

The list of the consolidated financial statements contained herein is set forth on page F-1 hereof.

Financial Statement Schedules

A smaller reporting company is not required to provide the information required by this Item.

(b)   Exhibits

The following exhibits are included, or incorporated by reference, in this Annual Report for the year ended December 31, 2024 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
3.1	Second Articles of Amendment and Restatement of Procaccianti Hotel REIT, Inc. (included as Exhibit 3.1 to the Company's Registration Statement on Form S-11 (File No. 333-217578) filed May 1, 2017 and incorporated herein by reference).
3.2	Bylaws of Procaccianti Hotel REIT, Inc. (included as Exhibit 3.2 to the Company's Registration Statement on Form S-11 (File No. 333-217578) filed May 1, 2017 and incorporated herein by reference).
3.3	Articles of Amendment of Procaccianti Hotel REIT, Inc., effective as of March 31, 2020 (included as Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q filed May 14, 2021 and incorporated herein by reference).
3.4	Third Articles of Amendment and Restatement of Procaccianti Hotel REIT, Inc. (included as Exhibit 3.3 to Post-effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (File No. 333-217578) filed August 14, 2018 and incorporated herein by reference).
4.1	Subscription Agreement and Subscription Agreement Signature Page (included as Appendix C to the Company's Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-217578) filed August 15, 2018 and incorporated herein by reference).
4.2	Distribution Reinvestment Plan (included as Appendix B to the Company's Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-217578) filed August 15, 2018 and incorporated herein by reference).

4.3	Description of Securities Registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K (File No. 333-217578) filed on March 30, 2020, and incorporated by reference herein).
10.1	Amended and Restated Advisory Agreement by and among Procaccianti Hotel REIT, Inc., Procaccianti Hotel REIT, L.P. and Procaccianti Hotel Advisors, LLC, dated as of August 2, 2018 (included as Exhibit 10.1 to Pre-effective Amendment No. 3 to the Company's Registration Statement on Form S-11 (File No. 333-217578) filed August 3, 2018 and incorporated herein by reference).
10.2	First Amendment to Amended and Restated Advisory Agreement, dated November 16, 2018, by and among Procaccianti Hotel REIT, Inc., Procaccianti Hotel Advisors, LLC, and Procaccianti Hotel REIT, L.P. (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 333-217578) filed with the SEC on November 16, 2018 and incorporated herein by reference).
10.3	Second Amendment to Amended and Restated Advisory Agreement, dated November 16, 2018, by and among Procaccianti Hotel REIT, Inc., Procaccianti Hotel Advisors, LLC, and Procaccianti Hotel REIT, L.P. (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 333-217578) filed with the SEC on November 22, 2019 and incorporated herein by reference).
10.4	Form of Procaccianti Hotel REIT, Inc. 2016 Restricted Share Plan (included as Exhibit 10.2 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11 (File No. 333-217578) and incorporated herein by reference).
10.5	Agreement of Limited Partnership of Procaccianti Hotel REIT, L.P., dated August 26, 2016 (included as Exhibit 10.3 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11 (File No. 333-217578) and incorporated herein by reference).
10.6	Form of Indemnification Agreement entered into between Procaccianti Hotel REIT, Inc. and each of the following persons: James Procaccianti, Gregory Vickowski, Ron Hadar, Lawrence Aubin, Thomas R. Engel and Ronald S. Ohsberg (included as Exhibit 10.4 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11 (File No. 333-217578) and incorporated herein by reference).
10.7	Limited Liability Company Agreement of Procaccianti Convertible Fund, LLC, dated April 21, 2017 (included as Exhibit 10.5 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11 (File No. 333-217578) and incorporated herein by reference).
10.8	Assignment and Assumption Agreement, dated March 29, 2018, by and between Procaccianti Convertible Fund, LLC and Procaccianti Hotel REIT, Inc. (included as Exhibit 10.6 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11 (File No. 333-217578) and incorporated herein by reference).
10.9	Purchase and Sale Agreement, by and between The Procaccianti Group, LLC and Grand Traverse Hotel Properties, LLC, dated March 8, 2018 (attached as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 333-217578) filed on August 21, 2018 and incorporated herein by reference).
10.10	General Assignment of Purchase and Sale Contract, dated August 15, 2018, by and between The Procaccianti Group, LLC and Procaccianti Hotel REIT, Inc. and its (indirect) subsidiaries PHR TCI OPCO SUB, LLC and PHR TCI, LLC (included as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 333-217578) filed August 21, 2018 and incorporated herein by reference).

10.11	Hotel Management Agreement, dated August 15, 2018, by and between PHR TCI OPCO SUB, LLC, as Owner, and PHR Traverse City Hotel Manager, LLC, as Manager (included as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 333-217578) filed August 21, 2018 and incorporated herein by reference).
10.12	Management Agreement between PHR WNC OPCO SUB, LLC, as Owner, and PHR Wilmington Hotel Manager, LLC, as Manager, dated as of March 29, 2018 (included as Exhibit 10.14 to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11 (File No. 333-217578) and incorporated herein by reference).
10.13	Management Agreement between PHR STPFL OPCO SUB, LLC, as Owner, and PHR St. Petersburg Hotel Manager, LLC, as Manager, dated as of March 29, 2018 (included as Exhibit 10.15 to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11 (File No. 333-217578) and incorporated herein by reference).
10.14	Assignment of Membership Interest Purchase Agreement, dated as of February 27, 2020, by and between The Procaccianti Group, LLC, as assignor, and Procaccianti Hotel REIT, L.P., as assignee (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.15	Membership Interest Purchase Agreement, dated as of January 14, 2020, by, between and among TPG DP JV, LLC, ETJ Gano Holdings, Inc., PRJA Gano Holdings, LLC, and EHI Gano Holdings, Inc., as Sellers, and the Procaccianti Group, LLC, as Purchaser (included as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.16	First Amendment to Membership Interest Purchase Agreement, dated as of February 12, 2020, by, between and among TPG DP JV, LLC, ETJ Gano Holdings, Inc., PRJA Gano Holdings, LLC, and EHI Gano Holdings, Inc., as Sellers, and the Procaccianti Group, LLC, as Purchaser (included as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.17	Second Amendment to Membership Interest Purchase Agreement, dated as of February 20, 2020, by, between and among TPG DP JV, LLC, ETJ Gano Holdings, Inc., PRJA Gano Holdings, LLC, and EHI Gano Holdings, Inc., as Sellers, and the Procaccianti Group, LLC, as Purchaser (included as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.18	Third Amendment to Membership Interest Purchase Agreement, dated as of February 27, 2020, by and between TPG DP JV, LLC, ETJ Gano Holdings, Inc., PRJA Gano Holdings, LLC, EHI Gano Holdings, Inc. and TPG DP Investors, Inc., as Sellers, and the Procaccianti Group, LLC, as Purchaser (included as Exhibit 10.5 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.19	Omnibus Amendment, Assignment, Assumption, Release and Reaffirmation Agreement, made as of February 27, 2020, between and among Gano Holdings, LLC, as Borrower, Hotel Manager Gano Opco Sub, LLC, Procaccianti Hotel REIT, Inc., and James A. Procaccianti, and East Boston Savings Bank (included as Exhibit 10.6 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.20	Amended and Restated Commercial Real Estate Promissory Note, as of February 27, 2020, made by Gano Holdings, LLC and payable to East Boston Savings bank (included as Exhibit 10.7 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.21	Collateral Assignment and Security Agreement in respect of Contracts, Licenses and Permits, effective as of February 27, 2020, by and between Gano Holdings, LLC, and East

Boston Savings Bank (included as Exhibit 10.8 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).

10.22	Collateral Assignment and Security Agreement in respect of Contracts, Licenses and Permits, effective as of February 27, 2020, by and between Hotel Manager Gano Opco Sub, LLC and Gano Holdings, LLC (included as Exhibit 10.9 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.23	Third Amendment to (i) Open-End Mortgage, Security Agreement and Assignment to Secure Present and Future Loans Under Chapter 25 of Title 34 of the General Laws of the State of Rhode Island and (ii) Assignment of Borrower's Interests in Leases, Rents and Profits granted to East Boston Savings Bank, as Mortgagee, by Gano Holdings, LLC, as Mortgagor (included as Exhibit 10.10 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.24	Hotel Lease between Gano Holdings, LLC, as Landlord, and PHR Gano Opco Sub, LLC, as Tenant, dated February 27, 2020 (included as Exhibit 10.11 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.25	Hotel Management Agreement between PHR Gano Opco Sub, LLC and Gano Hotel Manager, LLC, made as of February 27, 2020 (included as Exhibit 10.12 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.26	Tri-Party Agreement by Gano Holdings, LLC, as Owner, PHR Gano Opco Sub, LLC, as Tenant, Gano Hotel Manager, LLC, as Operator and East Boston Savings Bank, as Lender (included as Exhibit 10.13 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.27	Amended and Restated Agreement of Limited Partnership of Procaccianti Hotel REIT, L.P., dated as of February 27, 2020 (included as Exhibit 10.14 to the Company's Current Report on Form 8-K (File No. 333-217578) filed March 3, 2020 and incorporated herein by reference).
10.28	First Amendment to Loan Agreement and Other Loan Documents, by and among PHR TCI, LLC, Citizens Bank, N.A. and other lenders who are now or who hereafter become parties to the Loan Agreement, dated April 21, 2020 (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 333-217578) filed April 23, 2020 and incorporated herein by reference).
10.29	Omnibus Amendment and Reaffirmation Agreement between and among Gano Holdings, LLC, Procaccianti Hotel REIT, Inc. and East Boston Savings Bank, dated as of April 23, 2020 (included as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 333-217578) filed April 23, 2020 and incorporated herein by reference).
10.30	Purchase and Sale Agreement, as amended, dated as of April 28, 2021, by and between The Procaccianti Group, LLC, as Purchaser, and Pride One Cherry Tree, LLC and IPN-Pride Investment Holdings, LLC, collectively as Seller (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 9, 2021 and incorporated herein by reference).
10.31	Assignment Agreement, dated as of June 3, 2021, by and between The Procaccianti Group, LLC and PHR OP Lender Sub, LLC, collectively as Assignor, and PHR Cherry Propco, LLC, as Assignee (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 9, 2021 and incorporated herein by reference).
10.32	Ground Lease, dated as of June 3, 2021, by and between PHR Cherry Propco, LLC, as Tenant, and Pride One Cherry Tree, LLC and IPN-Pride Investment Holdings, LLC,

	collectively as Landlord (included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 9, 2021 and incorporated herein by reference).
10.33	Promissory Note, dated as of June 3, 2021 by and between Pride One Cherry Tree, LLC and IPN-Pride Investment Holdings, LLC, collectively as Borrower and PHR OP Lender Sub, LLC, as Lender (included as Exhibit 10.4 to the Company's Current Report on Form 8-K filed June 9, 2021 and incorporated herein by reference).
10.34	Mortgage, dated as of June 3, 2021, by and between Pride One Cherry Tree, LLC and IPN-Pride Investment Holdings, LLC, collectively as Mortgagor, and PHR OP Lender Sub, LLC, as Mortgagee (included as Exhibit 10.5 to the Company's Current Report on Form 8-K filed June 9, 2021 and incorporated herein by reference).
10.35	Hotel Management Agreement, dated as of June 3, 2021, by and between PHR Cherry Opco Sub, as Owner and LLC and PHR Cherry Tree Hotel Manager, LLC, as Manager (included as Exhibit 10.6 to the Company's Current Report on Form 8-K filed June 9, 2021 and incorporated herein by reference).
10.36	Hotel Lease by and between PHR Cherry OPCO SUB, LLC and PHR Cherry Propco, LLC, dated as of July 30, 2021 (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 4, 2021 and incorporated herein by reference).
10.37	Promissory Note, dated as of July 30, 2021, by PHR Cherry Propco, LLC payable to Emerald Capital Lending III, LLC (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 4, 2021 and incorporated herein by reference).
10.38	Mortgage, dated July 30, 2021, by and between PHR Cherry Propco, LLC, as Mortgagor, and Emerald Capital Lending III, LLC, as Mortgagee (included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed August 4, 2021 and incorporated herein by reference).
10.39	Promissory Note dated as of November 23, 2021, by PHR Cherry Propco, LLC, payable to BankNewport (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 30, 2021 and incorporated herein by reference).
10.40	Loan Agreement, dated as of November 23, 2021, by and between PHR Cherry Propco, LLC and BankNewport (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 30, 2021 and incorporated herein by reference).
10.41	Confirmation of Renewal Period Rent, by and between PHR STPFL, LLC and PHR STPFL OPCO SUB, LLC dated as of May 4, 2023 (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 5, 2023 and incorporated herein by reference).
10.42	Confirmation of Renewal Period Rent, by and between PHR WNC, LLC and PHR WNC OPCO SUB, LLC dated as of May 4, 2023 (included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 5, 2023 and incorporated herein by reference).
10.43	Confirmation of Renewal Period Rent, by and between PHR TCI, LLC, and PHR TCI OPCO SUB, LLC dated as of December 31, 2023 (included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 28, 2023 and incorporated herein by reference).
10.44	Loan Agreement, by and between PHR STPFL, LLC, and Liberty Bank, dated April 26, 2024 (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56272) filed May 1, 2024 and incorporated herein by reference).
10.45	Loan Agreement, by and between PHR WNC, LLC, and Liberty Bank, dated April 26, 2024 (included as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 000-56272) filed May 1, 2024 and incorporated herein by reference).

10.46	Commercial Note, by and between PHR WNC, LLC, and Liberty Bank, dated April 26, 2024 (included as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 000-56272) filed May 1, 2024 and incorporated herein by reference).
10.47	Amended and Restated Commercial Note, by and between PHR STPFL, LLC, and Liberty Bank, dated April 26, 2024 (included as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 000-56272) filed May 1, 2024 and incorporated herein by reference).
10.48	Guaranty of Recourse Carve-Outs, by and between Procaccianti Hotel REIT, Inc. and Liberty Bank, dated as of April 26, 2024 (included as Exhibit 10.5 to the Company's Current Report on Form 8-K (File No. 000-56272) filed May 1, 2024 and incorporated herein by reference)
10.49	Guaranty of Recourse Carve-Outs, by and between Procaccianti Hotel REIT, Inc. and Liberty Bank, dated as of April 26, 2024 (included as Exhibit 10.6 to the Company's Current Report on Form 8-K (File No. 000-56272) filed May 1, 2024 and incorporated herein by reference).
10.50	Commercial Real Estate Mortgage Loan Agreement, by and between PHR TCI, LLC, and Berkshire Bank, dated June 6, 2024 (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56272) filed June 10, 2024 and incorporated herein by reference).
10.51	Promissory Note, by and between PHR TCI, LLC, and Berkshire Bank, dated June 6, 2024 (included as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 000-56272) filed June 10, 2024 and incorporated herein by reference).
10.52	Limited Guaranty, by and between Procaccianti Hotel REIT, Inc. and Berkshire Bank, dated as of June 6, 2022 (included as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 000-56272) filed June 10, 2024 and incorporated herein by reference)
19.1*	Insider Trading Policy
21.1	List of Subsidiaries. (included as Exhibit 21.1 to the Company's Annual Report on Form 10-K filed March 25, 2022 and incorporated herein by reference).
23.1*	Consent of Ernst & Young LLP.
31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consent of Robert A. Stanger & Co., Inc. (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K (File No. 000-56272), on June 28, 2023, and incorporated by reference herein).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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*   Filed herewith.

**   Furnished herewith. In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Item 16.   **Form 10-K Summary**

The Company has elected not to provide summary information.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Procaccianti Hotel REIT, Inc.

Date: March 24, 2025

By: /s/ James A. Procaccianti
James A. Procaccianti
Chief Executive Officer, President and
Chairman of the Board of Directors
(Principal Executive Officer)

Date: March 24, 2025

By: /s/ Gregory Vickowski
Gregory Vickowski
Chief Financial Officer, Treasurer and Director
(Principal Accounting Officer and
Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ James A. Procaccianti James A. Procaccianti	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	March 24, 2025
/s/ Gregory Vickowski Gregory Vickowski	Chief Financial Officer, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)	March 24, 2025
/s/ Lawrence A. Aubin Lawrence A. Aubin	Director	March 24, 2025
/s/ Thomas R. Engel Thomas R. Engel	Director	March 24, 2025
/s/ Ronald S. Ohsberg Ronald S. Ohsberg	Director	March 24, 2025

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PROCACCIANTI HOTEL REIT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Procaccianti Hotel REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Procaccianti Hotel REIT, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity and noncontrolling interest and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Evaluation of investments in hotels for impairment

Description of the Matter

The Company's investments in hotels, included in property and equipment, net, totaled $95.1 million as of December 31, 2024. As discussed in Note 2 to the consolidated financial statements, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Auditing the Company's assessment of investments in hotels for impairment was challenging because of the subjective auditor judgment in evaluating the Company's identification of indicators of impairment. In particular, the evaluation of impairment indicators was based on qualitative and quantitative factors for the specific hotel investments. Such factors included, but were not limited to, current and anticipated operating performance, market pricing and the Company's expected hold period.

How We Addressed the Matter in Our Audit

Our testing of the Company's identification of impairment indicators included, among other procedures, obtaining evidence to corroborate management's judgments and searching for contrary evidence such as significant declines in operating results, market and economic trends, or changes in disposition strategies. As part of our evaluation of indicators of impairment, we considered management's estimates of market pricing, hold period, current industry and economic trends and other relevant factors. We evaluated certain significant inputs used by management to estimate market pricing, including third party valuations and comparable sales and the Company's expected hold period as applicable. We reviewed meeting minutes and held discussions with management about the current status of potential transactions and about management's judgments to understand the probability of future events that could affect the hold period and other cash flow assumptions for the properties.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

Boston, Massachusetts
March 24, 2025

PROCACCIANTI HOTEL REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS		
Property and equipment, net	$ 95,093,997	$ 97,949,850
Cash	7,959,051	7,021,695
Restricted cash	3,102,506	3,682,690
Accounts receivable, net	147,788	282,029
Due from related parties	—	25,000
Prepaid expenses and other assets, net	1,282,262	1,132,116
Total Assets	$ 107,585,604	$ 110,093,380
LIABILITIES AND EQUITY		
Liabilities		
Mortgage notes payable, net	$ 64,113,333	$ 64,345,142
Accounts payable, accrued expenses and other, net	3,182,808	2,816,919
Due to related parties	2,103,107	2,208,299
Total Liabilities	69,399,248	69,370,360
Commitments and Contingencies		
Noncontrolling interest of the Operating Partnership	1,380,214	1,402,962
Stockholders' Equity		
Class K common stock, $0.01 par value per share; 55,500,000 shares authorized, 3,883,025 and 3,908,712 shares issued and outstanding, respectively	38,831	39,087
Class K-I common stock, $0.01 par value per share; 55,500,000 shares authorized, 1,399,796 and 1,366,446 shares issued and outstanding, respectively	13,998	13,664
Class K-T common stock, $0.01 par value per share; 116,000,000 shares authorized, 0 and 2,964 shares issued and outstanding, respectively	—	30
Class A common stock, $0.01 par value per share; 21,000,000 shares authorized, 581,410 shares issued and outstanding	5,814	5,814
Class B common stock, $0.01 par value per share; 125,000 shares authorized, issued and outstanding	1,250	1,250
Additional paid-in capital	47,363,988	47,356,635
Cumulative income	3,706,881	2,110,753
Cumulative distributions	(18,845,484)	(15,055,010)
Total Stockholders' Equity	32,285,278	34,472,223
Noncontrolling interest	4,520,864	4,847,835
Total Equity	36,806,142	39,320,058
Total Liabilities and Stockholders' Equity	$ 107,585,604	$ 110,093,380

PROCACCIANTI HOTEL REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	2023
Revenues		
Rooms	$ 28,130,637	$ 26,406,988
Food and beverage	2,359,189	2,464,385
Other operating	1,394,051	1,108,881
Total revenues	31,883,877	29,980,254
Expenses		
Rooms	6,018,897	5,842,776
Food and beverage	1,613,437	1,602,021
Other property expenses	11,149,871	10,579,777
Property management fees to affiliates	956,558	899,516
Corporate general and administrative	1,260,039	1,409,838
Other fees to affiliates	908,599	865,230
Depreciation and amortization	4,289,600	4,104,607
Total expenses	26,197,001	25,303,765
Operating income	5,686,876	4,676,489
Gain on disposal of fixed assets	—	53,000
Interest expense, net	(3,733,207)	(2,939,204)
Gain (loss) on interest rate swap/cap	7,237	(183,370)
Net income before income taxes	1,960,906	1,606,915
Income tax benefit	106,253	149,374
Net income	2,067,159	1,756,289
Net income attributable to noncontrolling interest	526,756	482,117
Net income attributable to common stockholders	$ 1,540,403	$ 1,274,172
Net income attributable to Class K common stockholders – basic and diluted	$ 1,059,676	$ 889,693
Net income per Class K common share – basic and diluted	$ 0.27	$ 0.23
Weighted average number of Class K common shares outstanding – basic and diluted	3,899,295	3,915,561
Net income attributable to Class K-I common stockholders – basic and diluted	$ 375,910	$ 308,223
Net income per Class K-I common share – basic and diluted	$ 0.27	$ 0.23
Weighted average number of Class K-I common shares outstanding – basic and diluted	1,383,153	1,356,473
Net income attributable to Class K-T common stockholders – basic and diluted	$ 339	$ 3,243
Net income per Class K-T common share – basic and diluted	$ 0.27	$ 0.23
Weighted average number of Class K-T common shares outstanding – basic and diluted	1,251	14,238
Net income attributable to Class A common stockholders – basic and diluted	$ 158,007	$ 132,110
Net income per Class A common share – basic and diluted	$ 0.27	$ 0.23
Weighted average number of Class A common shares outstanding – basic and diluted	581,410	581,410
Net loss attributable to Class B common stockholders – basic and diluted	$ (53,529)	$ (59,097)
Net loss per Class B common share – basic and diluted	$ (0.43)	$ (0.47)
Weighted average number of Class B common shares outstanding – basic and diluted	125,000	125,000

PROCACCIANTI HOTEL REIT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND NONCONTROLLING INTEREST

	Common Stock										Additional	Cumulative	Cumulative	Total Procaccianti Hotel REIT, Inc.	Noncontrolling	Total
	Class K		Class K-I		Class K-T		Class A		Class B		Paid-in	Income (Loss)	Distributions	Stockholders'	Interest	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital			Equity		
BALANCE, December 31, 2022	3,932,526	$ 39,325	1,345,518	$ 13,455	29,306	$ 293	581,410	$ 5,814	125,000	$ 1,250	$ 47,700,045	$ 892,306	$ (11,238,663)	$ 37,413,825	$ 5,546,503	$ 42,960,328
Issuance of common stock	28,217	282	—	—	(27,052)	(271)	—	—	—	—	(11)	—	—	—	—	—
Issuance of common stock pursuant to distribution reinvestment plan	44,317	443	31,672	317	710	8	—	—	—	—	791,669	—	—	792,437	—	792,437
Stockholder servicing fees	—	—	—	—	—	—	—	—	—	—	(1,420)	—	—	(1,420)	—	(1,420)
Repurchase of common stock	(96,348)	(963)	(10,744)	(108)	—	—	—	—	—	—	(1,133,648)	—	—	(1,134,719)	—	(1,134,719)
Noncontrolling interest valuation adjustment	—	—	—	—	—	—	—	—	—	—	—	(55,725)	—	(55,725)	—	(55,725)
Net income	—	—	—	—	—	—	—	—	—	—	—	1,274,172	—	1,274,172	454,792	1,728,964
Distributions paid	—	—	—	—	—	—	—	—	—	—	—	—	(3,816,347)	(3,816,347)	(1,153,460)	(4,969,807)
BALANCE, December 31, 2023	3,908,712	$ 39,087	1,366,446	$ 13,664	2,964	$ 30	581,410	$ 5,814	125,000	$ 1,250	$ 47,356,635	$ 2,110,753	$ (15,055,010)	$ 34,472,223	$ 4,847,835	$ 39,320,058
Issuance of common stock	3,171	32	—	—	(3,055)	(31)	—	—	—	—	(2)	—	—	—	—	—
Issuance of common stock pursuant to distribution reinvestment plan	43,908	440	34,462	345	91	1	—	—	—	—	804,581	—	—	805,366	—	805,366
Stockholder servicing fees	—	—	—	—	—	—	—	—	—	—	(127)	—	—	(127)	—	(127)
Repurchase of common stock	(72,766)	(728)	(1,112)	(11)	—	—	—	—	—	—	(797,099)	—	—	(797,838)	—	(797,838)
Noncontrolling interest valuation adjustment	—	—	—	—	—	—	—	—	—	—	—	55,725	—	55,725	—	55,725
Net income	—	—	—	—	—	—	—	—	—	—	—	1,540,403	—	1,540,403	493,779	2,034,182
Distributions paid	—	—	—	—	—	—	—	—	—	—	—	—	(3,790,474)	(3,790,474)	(820,750)	(4,611,224)
BALANCE, December 31, 2024	3,883,025	$ 38,831	1,399,796	$ 13,998	—	$ —	581,410	$ 5,814	125,000	$ 1,250	$ 47,363,988	$ 3,706,881	$ (18,845,484)	$ 32,285,278	$ 4,520,864	$ 36,806,142

F-6

PROCACCIANTI HOTEL REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	2023
Cash Flows from Operating Activities:		
Net income	$ 2,067,159	$ 1,756,289
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,289,600	4,104,607
Amortization of deferred financing costs and debt discount as interest	51,847	(5,064)
Amortization of key money loans	(53,500)	(51,900)
(Gain) loss on interest rate swap/cap	(7,237)	183,370
(Gain) loss on disposal of fixed assets	—	(53,000)
Changes in operating assets and liabilities:		
Accounts receivable	134,241	131,771
Due from related parties	25,000	237,148
Prepaid expenses and other assets	(165,621)	(150,787)
Accounts payable, accrued expenses and other	426,626	98,441
Due to related parties	(105,192)	198,226
Net cash provided by operating activities	6,662,923	6,449,101
Cash Flows from Investing Activities:		
Capital improvements	(1,418,271)	(1,000,302)
Cash used in investing activities	(1,418,271)	(1,000,302)
Cash Flows from Financing Activities:		
Payment of stockholder servicing fees	(127)	(1,420)
Proceeds from mortgage note	39,270,000	135,495
Payments of mortgage notes principal	(38,825,525)	(716,054)
Payment of deferred financing costs	(728,132)	(38,534)
Distributions to stockholders	(2,985,108)	(3,023,910)
Distributions to noncontrolling interest	(820,750)	(1,153,460)
Repurchase of common stock	(797,838)	(1,134,719)
Net cash used in financing activities	(4,887,480)	(5,932,602)
Increase (decrease) in cash and cash equivalents and restricted cash	357,172	(483,803)
Cash and cash equivalents and restricted cash, beginning of period	10,704,385	11,188,188
Cash and cash equivalents and restricted cash, end of period	$ 11,061,557	$ 10,704,385

Supplemental Disclosure of Cash Flow Information

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the amount shown in the consolidated statements of cash flows:

	Year Ended December 31,	
	2024	2023
Cash	$ 7,959,051	$ 7,021,695
Restricted cash	3,102,506	3,682,690
Total cash and restricted cash shown on the condensed consolidated statements of cash flows	$ 11,061,557	$ 10,704,385

The Company paid the following amounts for interest and income taxes:

	Year Ended December 31,	
	2024	2023
Cash paid for interest	$ 3,726,374	$ 3,122,778
Cash paid for income taxes	$ 8,200	$ 194,245

Supplemental Disclosure of Noncash Transactions

	Year Ended December 31,	
	2024	2023
Common stock issued pursuant to distribution reinvestment plan	$ 805,366	$ 792,437

The accompanying notes are an integral part of these consolidated financial statements.

Procaccianti Hotel REIT, Inc.

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business

Procaccianti Hotel REIT, Inc. (the "Company") was incorporated under the general corporation laws of the State of Maryland on August 24, 2016. The Company used the proceeds from its Private Offering (defined below) and its Public Offering (defined below) to acquire and own a diverse portfolio of hospitality properties consisting primarily of select-service, extended-stay, and compact full-service hotel properties throughout the United States ("U.S."). The Company elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2018. Substantially all of the Company's business is conducted through Procaccianti Hotel REIT, L.P., a Delaware limited partnership (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership.

As of December 31, 2024, the Company owned interests in five select-service hotels located in four states with a total of 559 rooms. For more information on the Company's real estate portfolio, see Note 3 – "Investments in Hotels."

On September 30, 2016, the Company commenced a private offering ("Private Offering") of shares of Class K common stock, $0.01 par value per share ("K Shares"), and units, which are comprised of four K Shares and one share of Class A common stock ("A Shares"), each with a $0.01 par value per share ("Units"), for $10.00 per K Share and $50.00 per Unit, with a targeted maximum offering of $150,000,000 in K Shares (including K Shares sold as part of a Unit) to accredited investors only pursuant to a confidential private placement memorandum exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Company terminated its Private Offering prior to the commencement of the Public Offering, and, as of such termination, received approximately $15,582,755 in gross proceeds from the sale of K Shares and A Shares, including Units, in the Private Offering. Of the $15,582,755 in gross proceeds raised, $2,954,095 was from the sale of A Shares to TPG Hotel REIT Investor, LLC ("THR") to fund organization and offering expenses associated with the K Shares and Units. With the A Share proceeds from the Private Offering, the Company paid $782,705 in selling commissions, $275,794 in dealer manager fees and recognized $1,083,912 in other offering costs for the duration of the Private Offering.

On August 14, 2018, the Company commenced its initial public offering ("Public Offering") pursuant to a registration statement on Form S-11 (Registration No. 333-217578) ("Registration Statement"), filed under the Securities Act with the U.S. Securities and Exchange Commission ("SEC"), to offer up to $550,000,000 in shares of common stock, including $500,000,000 in shares of common stock pursuant to the primary offering, consisting of the following three share classes: K Shares, at an initial offering price of $10.00 per K Share, Class K-I common stock, ("K-I Shares"), at an initial offering price of $9.50 per K-I Share and Class K-T common stock ("K-T Shares"), at an initial offering price of $10.00 per K-T Share and $50,000,000 in shares of common stock pursuant to the Company's distribution reinvestment plan (the "DRIP") at $9.50 per K Share, $9.50 per K-I Share and $9.50 per K-T Share. On November 16, 2018, the Company revised the offering price per K-I Share in the primary offering from $9.50 to $9.30 per K-I Share, exclusive of the DRIP, which remained at $9.50 per K-I Share.

On April 7, 2020, in response to the global pandemic of the novel coronavirus ("COVID-19"), the Company's board of directors unanimously approved the temporary suspension of (i) the sale of K Shares,

K-I Shares and K-T Shares in the Public Offering, effective as of April 7, 2020 and (ii) the operation of the DRIP, effective as of April 17, 2020. On June 10, 2020, the Company's board of directors determined an estimated net asset value ("NAV") per share of all classes of the Company's capital stock, each calculated as of March 31, 2020, as follows: (i) $8.56 per K-Share; (ii) $8.55 per K-I Share; (iii) $8.56 per K-T Share; (iv) $0.00 per A Share; and (v) $0.00 per B Share and unanimously approved the resumption of the acceptance of subscriptions and the resumption of the operation of the DRIP, which became effective with the next authorized payment of distributions. On June 9, 2021, the Company's board of directors determined an estimated NAV per share of all classes of the Company's capital stock, each calculated as of March 31, 2021, as follows: (i) $9.85 per K Share, (ii) $9.77 per K-I Share (iii) $9.85 per K-T Share, (iv) $0.00 per A Share, and (v) $0.00 per B Share (as defined below) and revised the public offering share prices.

The Company, with the approval of its board of directors, terminated the Public Offering on August 13, 2021. On June 24, 2021, the Company filed a Registration Statement on Form S-3 to register approximately 4,273,505 K shares, K-I Shares or K-T Shares under the DRIP for a proposed maximum offering price of $40,000,000 in shares of common stock (the "DRIP Offering"). The Company commenced offering shares pursuant to the DRIP Offering following the termination of the Public Offering, and will continue to issue shares of common stock under the DRIP Offering until such time as the Company sells all of the shares registered for sale under the DRIP Offering, unless the Company files a new registration statement with the SEC, or the DRIP Offering is terminated by the Company's board of directors.

The Company received approximately $42,080,120 in gross proceeds including the sale of K Shares, K-I Shares and K-T Shares through its Public Offering, including $1,903,807, $1,303,590 and $72,561 of gross proceeds from K Shares, K-I Shares and K-T Shares, respectively, issued pursuant to the DRIP through December 31, 2024. Additionally, the Company received $2,630,000 from the sale of A Shares to THR from a private placement, proceeds of which were used to fund the payment of organization and offering expenses related to the Public Offering and also to account for the difference between the applicable estimated NAV per K Share and the applicable offering price of K-I Shares sold in the primary offering and any amount equal to any discount to the applicable offering price of K Shares, K-I Shares and K-T Shares (excluding volume discounts).

On February 27, 2020, as partial consideration for the Company's acquisition of the Hilton Garden Inn hotel property located in Providence, Rhode Island ("Hilton Garden Inn Providence"), the Operating Partnership issued 128,124 Class K units of limited partnership interests in the Operating Partnership ("Class K OP Units") valued at $10.00 per Class K OP Unit. Such issuance represents a total investment of $1,281,244 in Class K OP Units. Individuals with direct or indirect interests in the sellers of the Hilton Garden Inn Providence who are direct or indirect owners of the Procaccianti Companies, Inc. (the "Sponsor") and Procaccianti Hotel Advisors, LLC ("PHA") received only Class K OP Units and no cash as consideration.

The Company is externally managed by PHA pursuant to an Advisory Agreement by and among the Company, its Operating Partnership and PHA. PHA is an affiliate of the Company's Sponsor.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The Company consolidates variable interest entities ("VIEs") as defined under the Consolidation Topic ("Topic 810") of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") when it has the power to direct the activities that most significantly impact the VIE's performance and the obligation to absorb losses or the right to receive benefits from the VIE that could be significant. At December 31, 2024, the assets of our VIEs were $61,555,237, and consist primarily of land, building, furniture, fixtures, and equipment and are available to satisfy our VIEs' obligations. The liabilities of our VIEs were $42,231,666 at December 31, 2024 and consist primarily of long-term debt. The Company has guaranteed certain obligations of its VIEs.

The Company has no foreign operations or assets and its operating structure includes only one segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assumptions and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Real Estate

Investment in real estate is stated at cost, less accumulated depreciation. Major improvements that extend the life of an asset are capitalized and depreciated over a period equal to the shorter of the life of the improvement or the remaining useful life of the asset. The cost of ordinary repairs and maintenance are charged to expense when incurred.

Depreciation expense is computed using the straight-line and accelerated methods based upon the following estimated useful lives:

Building	39 years
Improvements	7-15 years
Furniture, fixtures and equipment	3-7 years

Real Estate Purchase Price Allocation

Upon the acquisition of hotel properties, the Company evaluates whether the acquisition is a business combination or an asset acquisition. For both business combinations and asset acquisitions the Company allocates the purchase price of properties to acquired tangible assets and any assumed debt based on their fair value. For asset acquisitions, the Company capitalizes transaction costs and allocates the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, the Company expenses transaction costs associated as incurred and allocates the purchase price based on the estimated fair value of each separately identifiable asset and liability.

The tangible assets acquired consist of land, buildings, improvements, furniture, fixtures and equipment. The Company utilizes independent appraisals, as well as hotel construction costs and other available market data, to assist in the determination of the fair values of the tangible assets of an acquired property.

The Company determines the fair value of any assumed debt by calculating the net present value of the scheduled mortgage payments using methods similar to those used by independent appraisers, including using a discounted cash flow analysis that uses appropriate discount or capitalization rates and available market information where applicable. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan as interest expense.

In allocating the purchase price of each of the Company's properties, the Company makes assumptions and uses various estimates, including, but not limited to, the estimated useful lives of the assets, the cost of replacing certain assets and discount rates used to determine present values. Many of these estimates are obtained from independent third-party appraisals. However, the Company is responsible for the source and use of these estimates. These estimates are based on judgment and subject to being imprecise; accordingly, if different estimates and assumptions were derived, the valuation of the various categories of the Company's hotel properties or related intangibles could in turn result in a difference in the depreciation or amortization expense recorded in the Company's consolidated financial statements. These variances could be material to the Company's results of operations and financial condition.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles, including franchise agreements with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company considers current and anticipated operating performance, market pricing and its expected hold period, among other factors, in its evaluation of indicators of impairment for its investments in hotel properties. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in the Company's consolidated balance sheet as an asset or liability. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The Company's objective in using derivatives is to add stability to interest expense and to manage the Company's exposure to interest rate movements or other identified risks.

Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as an unrealized gain or loss in the consolidated statements of operations.

Fair Value of Financial Instruments

Under GAAP, the Company is required to disclose the fair value of certain financial instruments on a recurring basis. The accompanying consolidated balance sheets include the following financial instruments: cash, restricted cash, accounts receivable, accounts payable, mortgage notes payable and other debt.

The Company considers the carrying value of cash, restricted cash, accounts receivable, accounts payable and other debt to approximate the fair value of these financial instruments based on the short duration between origination of the instruments and their expected realization.

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability in an orderly transaction. The hierarchy for inputs used in measuring fair value is as follows:

- *Level 1:* unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

- *Level 2:* quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- *Level 3:* prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2024, the estimated fair value of the mortgage notes payable was $64,148,862, compared to the carrying value of $64,796,428. The mortgage notes payable are valued using Level 3 inputs through a discounted cash flow analysis of the contractual cash flows discounted at a market rate for similar borrowings.

Revenue Recognition

Revenue is generally recognized as services are performed. Revenue represents primarily rooms, food and beverage sales, and other fees. The Company collects sales tax from all nonexempt customers and remits the entire amount to the appropriate states upon collection from the customer. The Company's accounting policy is to exclude the tax collected and remitted to the state from revenue and expense.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand or held in banks and highly liquid investments with original maturities of three months or less.

Restricted Cash

The Company maintains reserves for property taxes and capital improvements as required by the debt agreements. At December 31, 2024 and 2023, reserves for property taxes were $394,917 and $369,276, respectively, reserves for capital improvements were $2,389,259 and $3,128,545, respectively, and reserves for insurance were $142,170 and $84,885, respectively. The Company also included $176,160 and $99,984 of guest advance deposits as restricted cash at December 31, 2024 and 2023, respectively.

Accounts Receivable

The Company records its accounts receivable at cost. The Company provides an allowance for doubtful accounts, when deemed necessary, based on expected losses. The allowance for doubtful accounts was $4,357 and $29,529 at December 31, 2024 and December 31, 2023, respectively.

Prepaid Expenses and Other Assets

Prepaid expenses include prepaid insurance and prepaid hotel operating expenses. Other assets include inventories at the hotel properties, consisting of food and beverage, are valued at the lower of cost and net realizable value, using the FIFO (first-in first-out) method of accounting. Other assets also include the Company's deferred income tax asset.

Deferred Franchise Fees

Franchise fee represents the initial franchise fee paid by the Company. The initial franchise fees of the agreements are recorded at cost and amortized on a straight-line basis over the term of the franchise agreements. Deferred franchise fees are included in other assets on the consolidated balance sheet.

Deferred Financing Costs

Deferred finance fees are bank fees and other costs incurred in obtaining financing that are amortized on a straight-line basis over the term of the related debt. Deferred finance fees are presented as a direct reduction of the carrying amount of the mortgage notes payable on the consolidated balance sheet. Amortization of deferred finances fees is included in interest expense.

Organization and Offering Costs

Organization and offering costs ("O&O Costs") include selling commissions, dealer manager fees, stockholder servicing fees and any other elements of underwriting compensation, legal, accounting, printing, mailing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of the Company's transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals. The Company charged O&O Costs against additional paid in capital on the consolidated balance sheet as it raised proceeds in its Public Offering, which was terminated on August 13, 2021.

Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and has operated as a REIT, commencing with the taxable year ended December 31, 2018. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year following the year it initially elects to be taxed as a REIT, it will be subject to U.S. federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distribution to its stockholders.

Because the Company is prohibited from operating hotel properties pursuant to certain tax laws relating to its qualification as a REIT, the entities through which the Company owns hotel properties will lease the hotel properties to one or more taxable REIT subsidiaries ("TRSs"). A TRS is a corporate subsidiary of a REIT that jointly elects, with the REIT, to be treated as a TRS of the REIT, and that pays U.S. federal income tax at regular corporate rates on its taxable income.

The Company accounts for income taxes of its TRSs using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period prior to when the new rates become effective. The Company records a valuation allowance for net deferred tax assets that are not expected to be realized.

The Company has reviewed tax positions under GAAP guidance that clarify the relevant criteria and approach for the recognition and measurement of uncertain tax positions. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the financial statements if it is more likely than not that the tax position will be sustained upon examination. At December 31, 2024, the Company had no material uncertain tax positions.

The preparation of the Company's various tax returns requires the use of estimates for federal and state income tax purposes. These estimates may be subjected to review by the respective taxing authorities. A revision to an estimate may result in an assessment of additional taxes, penalties and interest. At this time, a range in which the Company's estimates may change is not expected to be material. The Company will account for interest and penalties relating to uncertain tax positions in the current period results of operations, if necessary. The Company has tax years 2021 through 2024 remaining subject to examination by federal and various state tax jurisdictions.

Noncontrolling Interests

Noncontrolling interest represents the portion of equity of Procaccianti Convertible Fund, LLC ("PCF") held by owners other than the Company. Noncontrolling interest is reported in the consolidated balance sheets within equity, separately from stockholders' equity. Revenue, expenses, and net income attributable to both the Company and the noncontrolling interest are reported in the consolidated statement of operations.

Noncontrolling Interest of the Operating Partnership

Noncontrolling interest of the Operating Partnership represents the value of the 128,124 Class K OP Units that were issued to affiliate sellers in connection with the acquisition of the Hilton Garden Inn Providence. Noncontrolling interest of the Operating Partnership is reported in the mezzanine section of the consolidated balance sheet, as the units are redeemable at the request of the holder for cash equal to the fair market value of a K Share as defined in the Amended and Restated Agreement of Limited Partnership of Procaccianti Hotel REIT, L.P. (the "Amended and Restated Operating Partnership Agreement"). The Company may elect to acquire any such unit presented for redemption for one K Share or cash. Revenue, expenses, and net income attributable to both the Company and the noncontrolling interest of the Operating Partnership are reported in the consolidated statement of operations.

Recently issued accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280: Improvements to Reportable Segment Disclosures) ("ASU 2023-07"), which improves segment disclosure requirements, primarily through enhanced disclosure requirements for significant segment expenses. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only one reportable segment. The Company adopted this guidance effective for its fiscal year 2024 Annual Report and the additional required disclosures have been included in Note 11, Segment Reporting.

In November 2024, the FASB issued ASU 2024-03, Income Statement: Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. This guidance is effective for the Company annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

Per Share Data

The Company calculates its basic and diluted earnings per common share ("EPS") utilizing the two-class method. Under the two-class method both basic and diluted EPS are calculated for each class of common stock considering distributions declared and accumulated, and the rights of common shares and participating securities in any undistributed earnings. Undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares. Included in the calculation of basic EPS are 3,000 non-vested restricted K Shares held by the Company's independent directors as of December 31, 2024 because such shares have been issued and participate in distributions.

The Company's calculated earnings per share for the year ended December 31, 2024 and 2023, were as follows:

	Year Ended December 31,	
	2024	**2023**
Net income attributable to common stockholders	$ 1,540,403	$ 1,274,172
Less: Class K Common Stock dividends declared and accumulated	2,729,491	2,740,879
Less: Class K-I Common Stock dividends declared and accumulated	968,225	949,531
Less: Class K-T Common Stock dividends declared and accumulated	875	9,974
Less: Class A Common Stock dividends declared and accumulated	406,987	406,987
Undistributed net loss	$ (2,565,175)	$ (2,833,199)
Class K Common Stock:		
Undistributed net loss	$ (1,669,815)	$ (1,851,186)
Class K Common Stock dividends declared and accumulated	2,729,491	2,740,879
Net income	$ 1,059,676	$ 889,693
Net income per common share, basic and diluted	$ 0.27	$ 0.23
Weighted average number of common shares outstanding, basic and diluted	3,899,295	3,915,561
Class K-I Common Stock:		
Undistributed net loss	$ (592,315)	$ (641,308)
Class K-I Common Stock dividends declared and accumulated	968,225	949,531
Net income	$ 375,910	$ 308,223
Net income per common share, basic and diluted	$ 0.27	$ 0.23
Weighted average number of common shares outstanding, basic and diluted	1,383,153	1,356,473
Class K-T Common Stock:		
Undistributed net loss	$ (536)	$ (6,731)
Class K-T Common Stock dividends declared and accumulated	875	9,974
Net income	$ 339	$ 3,243
Net income per common share, basic and diluted	$ 0.27	$ 0.23
Weighted average number of common shares outstanding, basic and diluted	1,251	14,238
Class A Common Stock:		
Undistributed net loss	$ (248,980)	$ (274,877)
Class A Common Stock dividends declared and accumulated	406,987	406,987
Net income	$ 158,007	$ 132,110
Net income per common share, basic and diluted	$ 0.27	$ 0.23
Weighted average number of common shares outstanding, basic and diluted	581,410	581,410
Class B Common Stock:		
Undistributed net loss	$ (53,529)	$ (59,097)
Net loss per common share, basic and diluted	$ (0.43)	$ (0.47)
Weighted average number of common shares outstanding, basic and diluted	125,000	125,000

Note 3 – Investments in Hotels

The following table sets forth summary information regarding the Company's investments in hotel properties as of December 31, 2024:

Property Name *	Date Acquired	Location	Ownership Interest	Contract Purchase Price[(1)(2)]	Rooms	Mortgage Debt Outstanding
Springhill Suites Wilmington....	05/24/2017 [(1)]	Wilmington, NC	51%	$ 18,000,000	120	$ 10,850,000
Staybridge Suites St. Petersburg .	06/29/2017 [(1)]	St. Petersburg, FL	51%	$ 20,500,000	119	$ 12,820,000
Hotel Indigo Traverse City......	08/15/2018	Traverse City, MI	100%	$ 26,050,000	107	$ 15,600,000
Hilton Garden Inn Providence ...	02/27/2020	Providence, RI	100%	$ 28,500,000	137	$ 16,385,078
Cherry Tree Inn & Suites	07/30/2021	Traverse City, MI	100%	$ 15,000,000	76	$ 9,119,297

1) Represents the date and contract purchase price of PCF's acquisition of the Springhill Suites Wilmington property (the "Springhill Suites Wilmington") and the Staybridge Suites St. Petersburg property (the "Staybridge Suites St. Petersburg"). The Company exercised its option under an option agreement to purchase a 51% membership interest in PCF on March 29, 2018.

2) Contract purchase price excludes acquisition fees and costs.

Investments in hotel properties consisted of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Land	$ 14,450,538	$ 14,450,538
Building and improvements	89,435,135	89,251,274
Furniture, fixtures, and equipment......................................	13,214,390	11,979,979
Total cost..	117,100,063	115,681,791
Accumulated depreciation	(22,006,066)	(17,731,941)
Property and equipment, net	$ 95,093,997	$ 97,949,850

Depreciation expense for the years ended December 31, 2024 and 2023 was $4,274,125 and $4,089,132, respectively.

Note 4 – Other Assets

Included in other assets at December 31, 2024 and 2023, are deferred franchise fees of $195,849 and $211,324, respectively. The Company's hotel properties each are operated pursuant to franchise agreements. The term of each current franchise agreement is for a 15 to 25-year period and the agreements require the Company to, among other things, pay monthly fees that are calculated based on specified percentages of certain revenues. For the years ended December 31, 2024 and 2023, the Company amortized $15,475 and $15,475 of deferred franchise fees, respectively. These amounts are included in depreciation and amortization on the statement of operations.

The future amortization of deferred franchise fees as of December 31, 2024 is as follows:

Years Ending December 31,	
2025	$ 15,475
2026	15,475
2027	15,475
2028	15,475
2029	15,475
Thereafter	118,474
Total	$ 195,849

Note 5 – Mortgage Notes Payable

Included in mortgage notes payable at December 31, 2024, is a $12,820,000 mortgage payable secured by the Staybridge Suites St. Petersburg (the "St. Petersburg Note"), a $10,850,000 mortgage payable secured by the Springhill Suites Wilmington (the "Wilmington Note"), a $15,600,000 mortgage payable secured by the Hotel Indigo Traverse City (the "TCI Note"), a $16,385,078 mortgage payable secured by the Hilton Garden Inn Providence (the "HGI Note") and a $9,119,297 mortgage payable secured by the Cherry Tree Inn & Suites (the "CTI Note"). The mortgage notes payable each contain customary affirmative covenants, negative covenants and events of default.

The St. Petersburg Note was refinanced as of April 25, 2024. The St. Petersburg Note bears interest at the Secured Overnight Financing Rate ("SOFR") plus a SOFR rate margin of 2.50%. The St. Petersburg Note requires monthly interest payments for the first two years, and monthly principal and interest payments based on a 25-year amortization schedule thereafter to maturity on April 25, 2029. The St. Petersburg Note is collateralized by the Staybridge Suites St. Petersburg, including equipment. The St. Petersburg Note is also guaranteed by the Company and cross-collateralized by the Wilmington Note. As of December 31, 2024, the Staybridge Suites St. Petersburg was compliant with its loan obligations, including applicable covenants and all required payments have been made as agreed.

The Wilmington Note was refinanced as of April 25, 2024. The Wilmington Note bears interest at the SOFR plus a SOFR rate margin of 2.50%. The Wilmington Note requires monthly interest payments for the first two years, and monthly principal and interest payments based on a 25-year amortization schedule thereafter to maturity on April 25, 2029. The Wilmington Note is collateralized by the Springhill Suites Wilmington, including equipment. The Wilmington Note is also guaranteed by the Company, and is cross collateralized by the St. Petersburg Note. As of December 31, 2024, the Springhill Suites Wilmington was compliant with its loan obligations, including applicable covenants and all required payments have been made as agreed.

The TCI Note bears interest at a fixed per annum rate equal to 7.025% during the initial three year term. This rate is calculated to 2.50% in excess of the yield on United States Treasury Securities adjusted to a constant maturity of three years as made available by the Federal Reserve Board. The TCI Note provides for interest only monthly payments for the initial three year term. After the interest only period, principal will be amortized over a 30-year amortization schedule at a fixed per annum rate of interest equal to 2.50% in excess of the yield on United States Treasury Securities adjusted to a constant maturity of one year as made available by the Federal Reserve Board thereafter to maturity on June 6, 2028. The loan agreement allows for two one-year extensions. The TCI Note is collateralized by the Hotel Indigo Traverse City, including equipment, and is guaranteed by the Company. As of December 31, 2024, the Hotel Indigo Traverse City was compliant with its loan obligations, including applicable covenants and all required payments have been made as agreed.

The HGI Note required monthly interest payments at a fixed rate of 4.25% through February 15, 2023, and subsequent to February 15, 2023, requires monthly principal and interest payments based on a 30-year amortization schedule through May 15, 2025, the maturity date. The HGI Note is collateralized by the Hilton Garden Inn Providence, including equipment, and has been guaranteed by the Company. As of December 31, 2024, the Hilton Garden Inn Providence was compliant with its loan obligations, including applicable covenants, and all required payments have been made as agreed.

The CTI Note required monthly interest payments at a fixed rate of 3.91% through November 23, 2023, and subsequent to November 23, 2023, requires monthly principal and interest payments of $52,601 through November 23, 2026, the maturity date. The CTI Note is collateralized by the Cherry Tree Inn & Suites, including equipment. As of December 31, 2024, the Cherry Tree Inn was compliant with its loan obligations, including applicable covenants and all required payments have been made as agreed.

Scheduled principal payments of the mortgage notes payable as of December 31, 2024 are as follows:

Years Ending December 31,	
2025	$ 16,659,780
2026	9,037,109
2027	445,501
2028	604,397
Thereafter	38,027,588
Total	$ 64,774,375

Interest expense on mortgage notes payable for the years ended December 31, 2024 and 2023 was $3,850,937 and $3,090,289, respectively.

Also included in mortgage notes payable as of December 31, 2024, is $300,170 of net deferred financing costs and debt discounts and premiums. For the years ended December 31, 2024 and 2023, the Company amortized $51,847 and $(5,064), respectively, of net deferred financing costs and debt discounts and premiums as a component of interest expense.

Note 6 – Loans from Franchisors

Included in accounts payable, accrued expenses and other liabilities on the balance sheet at December 31, 2024 and 2023, is $773,384 and $826,884, respectively, of net key money loans received from franchisors or assumed upon acquisition. In accordance with the loan agreement with the respective franchisor, funds were released to the applicable hotel properties upon completion of a change of ownership, property improvement plan, and inspection and subsequent approval of the completed work by the franchisor. The outstanding principal balances of the loans are reduced on a straight-line basis over the remaining life of the franchise agreement. As of December 31, 2024, the Company had received $750,000 in loans from franchisors relating to the Staybridge Suites St. Petersburg and assumed a liability of $364,430 in connection with the acquisition of the Hotel Indigo Traverse City. During the years ended December 31, 2024 and 2023, the Company amortized $53,500 and $51,900, respectively, of franchise fees, which are included in rooms and other property expenses on the statement of operations.

Note 7 – Related Party Transactions

On August 2, 2018, the Company entered into the Amended and Restated Advisory Agreement with PHA and the Operating Partnership (as amended and renewed, the "Advisory Agreement"). The Advisory Agreement has a one-year term, subject to renewals upon mutual consent of PHA and the Company's independent directors for an unlimited number of successive one-year periods. On November 22, 2019, the Company, the Operating Partnership and PHA entered into the Second Amendment to the Advisory Agreement (the "Advisory Agreement Amendment") in order to revise certain terms regarding the accrual of interest on deferred acquisition, disposition and asset management fees, as well as the deferral of asset management fees paid to PHA. On June 17, 2024, the board of directors of the Company, including all independent directors of the Company, after review of PHA's performance during the last year, authorized the Company to execute a mutual consent to renew the Advisory Agreement, by and among the Company, the Operating Partnership and PHA for a one-year term effective on August 2, 2024.

Pursuant to the Advisory Agreement, PHA oversees the Company's day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations, and other administrative services. PHA also performs, or oversees the performance of, the Company's corporate operations and required administrative services, which include maintaining required financial records and preparing reports to stockholders and filings with the SEC. In addition, PHA assists an independent valuation firm and the Company's board of directors in calculating and determining the Company's NAV, and assists the Company in overseeing the preparation and filing of tax returns, payment of expenses and for the performance of administrative and professional services rendered to the Company by others. The Company reimburses PHA for certain expenses and pays PHA certain fees pertaining to services provided.

Administrative Services

PHA is required to allocate the cost of administrative services to the Company based on objective factors such as total assets, revenues and/or time allocations. At least annually, the Company's board of directors will review the amount of administrative services expense reimbursable to PHA to determine whether such amounts are reasonable in relation to the services provided. For the years ended December 31, 2024 and 2023, the Company's Sponsor requested reimbursement for $180,839 and $147,094, respectively, of such administrative service expenses. These amounts are included in other fees to affiliates on the consolidated statement of operations. As of December 31, 2024 and 2023, there is $21,154 and $32,638, respectively, included in due to affiliates for reimbursable administrative expenses payable.

Acquisition Fee

The Company pays PHA acquisition fees as described below:

Acquisition Fee: Fee for providing services including selecting, evaluating and acquiring potential investments (the "acquisition fee"). The total acquisition fee payable to PHA shall equal 1.5% of the Gross Contract Purchase Price of an investment, which as defined in the Advisory Agreement, represents the amount actually paid or allocated in respect of the purchase of an investment, inclusive of acquisition expenses and any indebtedness assumed or incurred. Payment of such fee will be deferred until the occurrence of a (i) liquidation event (i.e., any voluntary or involuntary liquidation or dissolution of the Company, including as a result of the sale of all or substantially all of the Company's assets for cash or other consideration), (ii) the Company's sale or merger in a transaction that provides stockholders with cash, securities or a combination of cash and securities, (iii) the listing of the Company's shares of common stock on a national securities exchange, or (iv) the termination of the Advisory Agreement, other than for cause, or the non-renewal of the Advisory Agreement. The preceding clauses (ii) and (iii) are defined as an "Other Liquidity Event". Under the Advisory Agreement Amendment, deferred acquisition fees will accrue interest at a cumulative, non-compounded rate of 6.0% per annum until the day immediately following the Fifth Anniversary (as defined herein), at which time such interest will cease to further accrue.

There were no acquisition fees incurred for the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, there were $1,244,139 of deferred acquisition fees included in due to related parties on the consolidated balance sheets. Interest expense on outstanding acquisition fees was $74,648 and $74,648, respectively, for the years ended December 31, 2024 and 2023, and is included in interest expense on the consolidated statement of operations and in due to related parties on the consolidated balance sheets.

Asset Management Fee

The Company pays PHA asset management fees as described below:

Asset Management Fee: Quarterly fee equal to one-fourth of 0.75% of the adjusted cost of the Company's assets and the amounts actually paid or allocated in respect of the acquisition of loans, before reduction for depreciation, amortization, impairment charges, and cumulative acquisition costs charged to expense in accordance with GAAP (the "asset management fee"). The adjusted cost will include the purchase price, acquisition expenses, capital expenditures, and other customary capitalized costs. The Advisory Agreement Amendment clarified the duration of the asset management fee and accrual of interest on deferred asset management fees. The asset management fee will be payable to PHA quarterly in arrears, based on the adjusted cost on the last date of the prior quarter, adjusted for appropriate closing dates for individual investments. Payment of the asset management fee will be deferred on a quarterly basis if at any time all accumulated, accrued, and unpaid 6.0% distributions have not been paid in full to the holders of the K Shares, K-I Shares, K-T Shares and any parity security. Any such deferred asset management fees will accrue interest at a cumulative, non-compounded rate of 6.0% per annum. If the Company has not completed a liquidation event by the fifth anniversary of the date the Company terminates the Public Offering (including any follow-on offering) (the "Fifth Anniversary"), on the day immediately following the Fifth Anniversary, (i) the asset management fees payable pursuant to the Advisory Agreement cease to accrue and (ii) interest that accrued at a non-compounded rate of 6.0% per annum on the deferred asset management fees will cease to accrue. For the avoidance of doubt, all accrued and unpaid principal and interest amounts in connection with the asset management fee at the Fifth Anniversary will remain outstanding.

For the years ended December 31, 2024 and 2023, the Company incurred $727,761 and $718,136, respectively, in asset management fees that are included in other fees to affiliates on the consolidated statements of operations. Interest expense on the outstanding asset management fees was $24,384 and $21,475 for the years ended December 31, 2024 and 2023, respectively, and is included in interest expense on the consolidated statements of operations. At December 31, 2024 and 2023, asset management fees and interest payable of $185,741 and $368,285, respectively, are included in due to related parties on the consolidated balance sheets.

Disposition Fee

The Company will pay PHA disposition fees as described below:

Disposition Fee: Fee for providing a substantial amount of services in connection with the sale of a property or real estate-related assets, as determined by a majority of the Company's independent directors (the "disposition fee"). The disposition fee will equal one-half of the brokerage commissions paid on the sale of an investment. In no event will the disposition fee exceed 1.5% of the sales price of each investment. Payment of the disposition fee to PHA will be deferred until the occurrence of (i) a liquidation event, (ii) an Other Liquidity Event, or (iii) the termination of the Advisory Agreement, other than for cause, or the non-renewal of the Advisory Agreement. Under the Advisory Agreement Amendment, deferred disposition fees will accrue interest at a cumulative, non-compounded rate of 6.0% per annum until the day immediately following the Fifth Anniversary, at which time such interest will cease to further accrue.

There were no disposition fees incurred for the years ended December 31, 2024 and 2023.

Acquisition Expenses

The Company will reimburse PHA for acquisition expenses actually incurred (excluding personnel costs) related to selecting, evaluating, and making investments on the Company's behalf. There were no acquisition expenses incurred for the years ended December 31, 2024 and 2023.

Organization and Offering Costs

O&O Costs include selling commissions, dealer manager fees, stockholder servicing fees and any other elements of underwriting compensation, as well as legal, accounting, printing, mailing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of the Company's transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals. For more information regarding selling commissions, dealer manager fees, stockholder servicing fees and any other elements of underwriting compensation, see Note 8 – "Stockholders' Equity".

Certain O&O Costs have been incurred by PHA on behalf of the Company. As of December 31, 2024, the total amount of O&O Costs, exclusive of selling commissions, dealer manager fees and stockholder servicing fees, incurred by PHA and its affiliates related to the Private Offering and the Public Offering was

Procaccianti Hotel REIT, Inc.

Notes to Consolidated Financial Statements

$8,752,997, of which $1,026,564 has been reimbursed through the issuance of A Shares to an affiliate of PHA and payments to PHA of $3,312,833.

The Company recorded O&O Costs as charges against additional paid in capital on the consolidated balance sheets as the Company raised proceeds in its continuous Public Offering for amounts incurred up to 15% of the gross offering proceeds of the Public Offering, the maximum amount allowed in accordance with the rules established by FINRA and the Company's charter. The Company did not recognize any O&O Costs for the years ended December 31, 2024 and 2023. As of December 31, 2024, the company had no balances due to or from PHA for the reimbursement of O&O Costs.

Property Management Fee and Reimbursement

Wholly owned subsidiaries of PCF and the Operating Partnership entered into hotel management agreements with affiliates of the Company for the management of each of the Company's hotels. Under the terms of the management agreements, the manager operates and manages each hotel, including making all human resource decisions. The employees of the hotels are employed by the managers, however, pursuant to the management agreements, all compensation of hotel personnel is recorded as a direct operating expense of the hotel. The manager of each hotel is paid a base management fee equal to 3% of the respective hotel's gross revenues and is also reimbursed for certain expenses and centralized service costs.

The terms of the in-place management agreements for the Staybridge Suites St. Petersburg and the Springhill Suites Wilmington expire on March 28, 2025, with one additional automatic one-year extension. The term of the in-place management agreement for the Hotel Indigo Traverse City is five years beginning August 15, 2018 with four automatic one-year extensions. The terms of the in-place management agreements expire February 26, 2025 and June 3, 2031, respectively, for the Hilton Garden Inn Providence and the Cherry Tree Inn, with four additional automatic one-year extensions

Aggregate property management fees incurred for the years ended December 31, 2024 and 2023 were $956,558 and $899,516, respectively, and are included in property management fees to affiliates on the consolidated statements of operations. As of December 31, 2024 and 2023, $62,863 and $52,180, respectively, of accrued property management fees payable were included in due to related parties on the consolidated balance sheets. Aggregate net reimbursements for certain expenses for the years ended December 31, 2024 and 2023 were $736,583 and $755,951, respectively. As of December 31, 2024 and 2023, $54,428 and $59,592, respectively, of expense reimbursements were included in due to related parties on the consolidated balance sheets. During the years ended December 31, 2024 and 2023, the Company paid $570,069 and $611,158, respectively, to TPG Risk Services, LLC, an affiliate of the Company, for the reimbursement of prepaid insurance at the hotel properties. As of December 31, 2024 and 2023, the Company had balances of $29,657 and $9,990 due to TPG Risk Services, LLC, such reimbursements are included in due to related parties on the consolidated balance sheets.

Construction Management Fee

The Company pays its property managers or third parties selected by PHA, after requesting bids from such parties, a construction management fee (which may include expense reimbursements) based on market rates for such services in the markets in which the hotel properties are located and will take into account the nature of the services to be performed, which generally will constitute the supervision or coordination of any construction, improvements, refurbishments, renovations, or restorations of the Company's hotel properties. If PHA selects the property manager or another affiliate of the Sponsor to perform such services, any resulting agreement must be approved by a majority of the Company's board of directors, including a majority of its independent directors. During the years ended December 31, 2024 and 2023, the Company reimbursed TPG Construction, LLC, an affiliate of the Sponsor, $186,092 and $61,256, respectively, for capital expenditure costs incurred at the hotel properties. As of December 31, 2024 and 2023, $0 and $16,005, respectively, of construction reimbursements were included in the due to related parties balance. As of December 31, 2024 and 2023, $0 and $25,000, respectively, were receivable from TPG Construction, LLC relating to working capital requests to provide funding for vendors and contractor deposits at the Cherry Tree Inn and the Hilton Garden Inn Providence. Construction receivable amounts for Cherry Tree Inn and Hilton Garden Inn Providence are included in the due from related parties balance.

Additional Service Fees

If the Company requests that PHA or its affiliates perform other services, including but not limited to, renovation evaluations, the compensation terms for those services must be approved by a majority of the Company's board of directors, including a majority of the independent directors. No such fees for additional services were incurred for the years ended December 31, 2024 and 2023.

Payment Upon Listing of Shares

If the Company lists any of its shares of capital stock on a national securities exchange (which automatically results in a termination of the Advisory Agreement), the Company will be obligated to pay PHA the amount PHA would be entitled to receive on account of deferred asset management fees, acquisition fees, and disposition fees (and any accrued interest thereon) as if the Company liquidated and received liquidation proceeds equal to the market value of the Company, which is limited to the excess of market value over the liquidation preference on K Shares, K-I Shares and K-T Shares.

Payment Upon a Merger or Acquisition Transaction

If the Company terminates the Advisory Agreement in connection with or in contemplation of a transaction involving a merger or acquisition, the Company would be obligated to pay PHA the amount PHA would be entitled to receive as if the Company liquidated and received net liquidation proceeds equal to the consideration paid to the stockholders in such transaction.

Payment Upon Other Advisory Agreement Termination

The Company may elect not to renew the Advisory Agreement. The Company has the right to terminate the Advisory Agreement without cause, or other than in connection with a listing of the Company's shares or a transaction involving a merger or acquisition or other than for cause ("Non-cause Advisory Agreement Termination"). If a Non-cause Advisory Agreement Termination were to occur, the Company would be obligated to make a cash payment to PHA in the amount of any deferred asset management fees, plus any interest accrued thereon, the full acquisition fees previously earned, plus interest accrued thereon, and the full disposition fees previously earned, plus any interest accrued thereon, regardless of the value of the Company's assets or net assets. The Company would be obligated to repurchase its A Shares for an amount equal to the greater of: (1) any accrued common ordinary distributions on the A Shares plus the stated value of the outstanding A Shares ($10.00 per A Share) or (2) the amount the holders of A Shares would be entitled to receive if the Company liquidated and received net liquidation proceeds equal to the fair market value (determined by appraisals as of the termination date) of the Company's investments less any loans secured by such investments, limited in the case of non-recourse loans to the value of investments securing such loans. Any shares of Class B common stock ("B Shares") then outstanding would remain outstanding. The amounts payable on account of the repurchase of A Shares may be paid, in the discretion of a majority of the Company's board of directors, including a majority of the Company's independent directors, in the form of promissory notes bearing interest at the then-current rate, as determined in good faith by a majority of the Company's independent directors.

Payment Upon Advisory Agreement Termination for Cause

If the Company terminates the Advisory Agreement for cause, the Company would not have a current obligation to make any payments to PHA or to S2K Servicing LLC (formerly known as Colony S2K Servicing LLC), an affiliate of S2K Financial LLC (the "Dealer Manager"). However, any A Shares and B Shares held by them or their affiliates would remain outstanding. In addition, any deferred asset management fees, plus any interest accrued thereon, the full acquisition fees previously earned, plus any interest accrued thereon, and the full disposition fees previously earned, plus any interest accrued thereon, would remain outstanding obligations, and the deferred fees would continue to accrue interest at a non-compounded annual rate of 6.0%. Such deferred fees and interest thereon would be payable upon a liquidation event.

Amended and Restated Operating Partnership Agreement

In connection with the Hilton Garden Inn Providence acquisition, effective February 27, 2020, the Company, as general partner of the Operating Partnership, Procaccianti Hotel REIT, LP, LLC and certain principals and affiliates of the Sponsor that were issued Class K OP Units entered into an Amended and Restated Operating Partnership Agreement. The term of the Partnership commenced on the date of its formation and the Partnership shall have a perpetual existence unless it is dissolved pursuant to the provisions of Article 13 of the amended and restated operating partnership or as otherwise provided by law.

Loans from Affiliates

The Company has combined subordinated promissory notes of $94,194 from PHA that bear interest at the current blended long term applicable federal rate ("AFR"). The blended long term AFR was 4.53% and 3.87% for the years ended December 31, 2024 and 2023, respectively. The maturity date of the notes is the date after all outstanding K Shares have received all accumulated, accrued and unpaid distributions due and owing under the terms of the Company's organization documents and the liquidation preference on the K Shares pursuant to the Company's organization documents has been paid in full, as well as upon any event of default. These amounts are included in due to related parties on the consolidated balance sheets at December 31, 2024 and 2023. Interest expense was $4,255 and $3,650 for the years ended December 31, 2024 and 2023, respectively, and is included in interest expense on the consolidated statements of operations and in due to related parties on the consolidated balance sheets.

Note 8 - Stockholders' Equity

Under the Company's charter, the total number of shares of common stock authorized for issuance is 248,125,000, consisting of 55,500,000 K Shares, 55,500,000 K-I Shares, 116,000,000 K-T Shares, 21,000,000 A Shares, and 125,000 B Shares, with a par value of $0.01 per share.

The Company's K Shares, K-I Shares and K-T Shares entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote and to receive distributions as authorized by the Company's board of directors. Holders of K Shares, K-I Shares and K-T Shares will be entitled to receive cumulative cash distributions on each share at the rate of 7.0% per annum of each share's distribution base. Prior to March 31, 2020, distributions accrued at the rate of 6.0% per annum of each share's distribution base. The distribution base will initially be $10.00 per K Share, $10.00 per K-I Share and $10.00 per K-T Share and will be reduced for distributions that the board of directors declares and pays out of net sales proceeds from the sale or disposition of assets to the extent such distributions are not used to pay accumulated, accrued, and unpaid dividends on such K Shares, K-I Shares, and K-T Shares.

K Shares, K-I Shares and K-T Shares will rank, on a pro rata basis, senior to all other classes of stock with respect to distribution rights and rights upon the Company's liquidation. In certain situations (other than upon liquidation), the Company may have excess cash available for distribution and the board of directors may authorize special distributions in which case the holders of K Shares, K-I Shares and K-T Shares would receive 50% of any such excess cash. Holders of K Shares, K-I Shares and K-T Shares would also generally be entitled to receive 50% of any remaining liquidation cash pro rata based on the number of K Shares, K-I Shares and K-T Shares outstanding.

A Shares entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote and to receive distributions and other distributions of excess cash as authorized by the Company's board of directors. Following the payment of all accumulated, accrued and unpaid distributions on K Shares, K-I Shares and K-T Shares and payment of any accrued asset management fees (and any interest thereon), each A Share will be entitled to receive distributions at a rate not to exceed 7.0% of the stated value of $10.00 per share from income and cash flow from ordinary operations on a cumulative basis. In certain situations (other than upon liquidation), the Company may have excess cash available for distribution and the board of directors may authorize special distributions in which case the holders of A Shares will receive 37.5% of any such excess cash on a pro rata basis. A Shares would also generally be entitled to receive 37.5% of any remaining liquidation cash pro rata based on the number of A Shares outstanding.

B Shares will have no voting rights, other than the right to vote on and approve any further issuances of an increase of the authorized number of B Shares. In addition, if the Company were to list any shares of its common stock on a national securities exchange, the Company will repurchase its B Shares in accordance with its charter. Holders of B Shares are not entitled to distributions; however, in certain situations (other than upon liquidation) the Company may have excess cash available for distribution and the board of directors may authorize special distributions in which case the holders of B Shares would receive 12.5% of any such excess cash on a pro rata basis. Holders of B Shares would also generally be entitled to receive 12.5% of any remaining liquidation cash pro rata based on the number of B Shares outstanding.

At the termination of the Private Offering, the Company had issued 1,253,618 K Shares and 23,000 A Shares to unaffiliated investors, resulting in receipt of gross proceeds of $12,398,660 from K Share issuances and $230,000 from A Share issuances. A Shares sold to unaffiliated investors were issued as part of a Unit. As of December 31, 2024, under the Public Offering, the Company had issued 2,787,944 K Shares, 1,287,644 K-I Shares, and 60,008 K-T Shares to unaffiliated investors, resulting in receipt of gross proceeds of $26,939,836 from K Share issuances, $11,274,927 from K-I Share issuances, and $585,400 from K-T Share issuances. As of December 31, 2024, the Company had issued 194,638 K Shares, 132,600 K-I Shares and 7,676 K-T Shares pursuant to the DRIP, resulting in gross proceeds pursuant to the DRIP of $1,903,807, $1,303,590 and $72,561 respectively. As of December 31, 2024, the Company had issued 1,750 restricted K Shares to each of the Company's three independent directors for a total of 5,250 restricted K Shares in connection with the Company's long-term incentive plan, as described below.

As of December 31, 2024, the Company had issued 428,410 A Shares to THR, an affiliate of PHA, for aggregate proceeds of $4,284,095, or $10.00 per share. In addition, the Company issued 130,000 additional A Shares to THR in exchange for notes receivable, payable to the Company upon demand. The note receivable from THR was reduced for amounts reimbursed to PHA by the Company for certain costs incurred on the Company's behalf with no remaining receivable balance as of December 31, 2019. As of December 31, 2024, the Company sold 10 K-I Shares for aggregate proceeds of $100, or $10.00 per K-I Share and sold 10 K-T Shares for aggregate proceeds of $100, or $10.00 per K-T Share to an affiliate of the Company. In addition, on September 29, 2016, the Company issued 125,000 B shares to S2K Servicing LLC.

During the year ended December 31, 2024, pursuant to the DRIP, the Company issued 43,908 K Shares at a price of $10.27 per K Share for aggregate gross proceeds of $450,954, 34,462 K-I Shares at a price of $10.25 per K-I Share for aggregate gross proceeds of $353,375, and 91 K-T Shares at a price of $11.36 per K-T Share for aggregate gross proceeds of $1,037.

During the year ended December 31, 2024, pursuant to section 5.2.7 of the Company's charter, 3,055 K-T shares converted to 3,171 K shares. As of December 31, 2024, pursuant to section 5.2.7 of the Company's charter, 65,694 K-T shares converted to 66,255 K shares.

On February 27, 2020, as partial consideration for the Company's acquisition of the Hilton Garden Inn Providence, the Operating Partnership issued 128,124 Class K OP Units valued at $10.00 per Class K OP Unit. Such issuance represents a total investment of $1,281,244 in Class K OP Units of the Operating Partnership. Individuals with direct or indirect interests in the sellers of the Hilton Garden Inn Providence who are direct or indirect owners of the Company's Sponsor and PHA received only Class K OP Units and no cash as consideration.

In response to adverse effects of the COVID-19 pandemic, the Company's board of directors unanimously approved the temporary suspension of (i) the sale of K Shares, K-I Shares and K-T Shares in the Public Offering, effective as of April 7, 2020 and (ii) the operation of the DRIP, effective as of April 17, 2020. On June 10, 2020, the Company's board of directors unanimously approved the resumption of the acceptance of subscriptions and the resumption of the operation of the DRIP.

PHA was obligated to purchase sufficient A Shares to fund payment of O&O Costs associated with the Private Offering and the Public Offering and also to account for the difference between the applicable NAV per K-I Share and the applicable offering price per K-I Share and any amount equal to any discount to the applicable offering price of K Shares, K-I Shares and K-T Shares (excluding volume discounts). PHA's obligation can be fulfilled by its affiliates, including the Sponsor or entities affiliated with the Sponsor.

The Company paid the Dealer Manager, as dealer manager of the Private Offering, selling commissions of up to 7% of the gross offering proceeds from the sale of K Shares and Units in the Private Offering. The Dealer Manager re-allowed all selling commissions to participating broker-dealers. The Company also paid the Dealer Manager a dealer manager fee of up to 3% of the gross offering proceeds from the sale of K Shares and Units. The Dealer Manager could re-allow a portion of its dealer manager fees to participating broker-dealers. Selling commissions and dealer manager fees were paid with proceeds from the sale of A Shares to PHA or its affiliates. There were no selling commissions or dealer manager fees payable on account of shares of any class purchased by PHA, S2K Servicing LLC, or their affiliates. As of December 31, 2024, the Company recognized $1,058,501 of selling commissions and dealer manager fees in connection with the Private Offering.

The Company paid the Dealer Manager selling commissions of up to 7% of the gross offering proceeds from the sale of K Shares and selling commissions of up to 3% of the gross offering proceeds from the sale of K-T Shares in the primary portion of the Public Offering. No selling commissions were payable in connection with the sale of K-I Shares. The Dealer Manager was able to re-allow all selling commissions to participating broker-dealers. The Company also paid the Dealer Manager a dealer manager fee of up to 3% of the gross offering proceeds from the sale of K Shares, K-I Shares and K-T Shares sold in the primary portion of the Public Offering. The Dealer Manager allowed a portion of its dealer manager fees to participating broker-dealers. Selling commission and dealer manager fees were generally paid with proceeds from the sale of A Shares to PHA or its affiliates. There were no selling commissions or dealer manager fees payable on account of shares of any class purchased by PHA, S2K Servicing LLC, or any K Shares, K-I Shares and K-T Shares sold pursuant to the DRIP. The selling commissions and dealer manager fees may have been reduced or waived in connection with certain categories of sales. As of December 31, 2024, the Company recognized $2,986,465 of selling commissions and dealer manager fees in connection with the Public Offering. There have been no additional selling commissions and dealer manager fees in connection with the Public Offering since 2021.

The Company also pays the Dealer Manager with respect to each K-T Share sold in the primary portion of the Public Offering, a stockholder servicing fee equal to 1%, annualized, of the amount of the Company's estimated NAV per K-T Share for each K-T Share purchased in the primary portion of the Public Offering, for providing services to a holder of K-T Shares. The stockholder servicing fee accrues daily and is payable monthly in arrears. The Dealer Manager will reallow all or a portion of the stockholder servicing fee to participating broker-dealers and servicing broker-dealers. The Company will cease paying the stockholder servicing fee with respect to K-T Shares sold in the primary portion of the Public Offering in accordance with the terms set forth in the prospectus portion of the Registration Statement. As of December 31, 2024, the Company recognized $17,631 of stockholder servicing fees with respect to K-T Shares sold in the primary portion of the Public Offering.

If the Company's board of directors determines, in any year, that the Company has excess cash, the Company's board of directors will declare a special distribution entitling (a) the holders of K Shares, K-I Shares, K-T Shares to share, pro rata in accordance with the number of K Shares, K-I Shares and K-T Shares, 50% of such excess cash (or 87.5% of such excess cash if the A Shares have been repurchased in connection with a Non-cause Advisory Agreement Termination); (b) the holders of B Shares to share, pro rata in accordance with the number of B Shares, 12.5% of excess cash; and (c) the holders of A Shares (including

PHA or its affiliates) to shares, pro rata in accordance with the number of A Shares, 37.5% of such excess cash (unless all such A Shares previously have been repurchased in connection with a Non-cause Advisory Agreement Termination, in which case the excess cash otherwise apportioned to the A Shares would be distributed to the holders of the K Shares, K-I Shares and K-T Shares as noted above).

Upon a liquidation event, any remaining liquidation cash will be paid as a special distribution (a) to the holders of K Shares, K-I Shares and K-T Shares, pro rata in accordance with the number of K Shares, K-I Shares and K-T Shares, 50% of such excess cash (or 87.5% of such excess cash if the A Shares have been repurchased in connection with a Non-cause Advisory Agreement Termination); (b) to the holders of B Shares, pro rata in accordance with the number of B Shares, 12.5% of excess cash; and (c) to the holders of A Shares (including PHA or its affiliates), pro rata in accordance with the number of A Shares, 37.5% of such excess cash (unless all such A Shares previously have been repurchased in connection with a Non-cause Advisory Agreement Termination, in which case the excess cash otherwise apportioned to the A Shares would be distributed to the holders of the K Shares, K-I Shares and K-T Shares as noted above).

The Company established a long-term incentive plan pursuant to which the Company's board of directors (including independent directors), officer and employees, PHA and its affiliates and their respective employees, employees of entities that provide services to the Company, managers of the Company's advisor or directors or managers of entities that provide services to the Company and their respective employees, certain of the Company's consultants and certain consultants to PHA and its affiliates or entities that provide services to the Company and their respective employees may be granted incentive awards in the form of restricted stock, options, and other equity-based awards.

In accordance with the Company's long-term incentive plan, each new independent director that joins the Company's board of directors is awarded 250 restricted K Shares in connection to his or her initial election to the board of directors. In addition, in connection with an independent director's re-election to the Company's board of directors at each annual meeting of stockholders, he or she will receive an additional 250 restricted K Shares. Restricted K Shares issued to independent directors will vest in equal amounts annually over a four-year period on and following the first anniversary of the date of grant in increments of 25% per annum; provided, however, that the restricted K Shares will become fully vested on the earlier to occur of (1) the termination of the independent director's service as a director due to his or her death or disability, or (2) a change in control of the Company. On February 11, 2019, the Company issued 500 restricted K Shares to each of the Company's three independent directors for a total of 1,500 restricted K Shares. These awards were in relation to their initial election to the board of directors and their re-election. An additional 250 restricted K Shares were awarded to each independent director upon his or her re-election at the Company's annual meetings of stockholders on July 11, 2019, November 17, 2020, November 10, 2021, December 22, 2022, December 22, 2023, and January 17, 2025, respectively.

Share Repurchase Program and Redeemable Common Stock

The Company's share repurchase program may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to the Company, subject to restrictions and applicable law. The Company is not required to repurchase shares. The share repurchase program is only intended to provide interim liquidity to stockholders until a liquidity event occurs, such as the commencement of execution on a plan of liquidation, the listing of the K Shares, K-I Shares or K-T Shares (or successor security) on a national securities exchange, or the Company's merger with a listed company. The Company cannot guarantee that a liquidity event will occur.

On October 26, 2018, the Company's board of directors approved and adopted the Amended and Restated Share Repurchase Program (the "A&R SRP"). The A&R SRP provides that the Company will not repurchase in excess of 5.0% of the weighted average number of K Shares, K-I Shares and K-T Shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which repurchases are being paid (provided, however, that while shares subject to a repurchase requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be repurchased, shares subject to a repurchase requested upon the death of a stockholder will not be subject to the percentage cap). The A&R SRP also provides that the Company will limit repurchases to the net proceeds received pursuant to the DRIP. Additionally, in the event that any stockholder fails to maintain a minimum balance of $2,000 of K Shares, K-I Shares or K-T Shares, the Company may repurchase all of the shares held by that stockholder at the per share repurchase price in effect on the date the Company determines that the stockholder has failed to meet the minimum balance, less any applicable repurchase discount. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in the Company's estimated NAV per share.

In addition, the Company's repurchase of any shares will be limited to the extent that the Company does not have, as determined in the Company's board of directors' discretion, sufficient funds available to fund any such repurchase. Most of the Company's assets will consist of properties which cannot be readily liquidated without affecting the Company's ability to realize full value upon their disposition. Therefore, the Company may not have sufficient liquid resources to satisfy all repurchase requests. In addition, the Company's board of directors may amend, suspend (in whole or in part) or terminate the A&R SRP at any time upon 30 days' notice to stockholders. Further, the Company's board of directors reserves the right, in its sole discretion, to reject any requests for repurchases.

In the event the Company cannot repurchase all shares presented for repurchase in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares it may repurchase, the Company would give first priority to the repurchase of deceased stockholders' shares. The Company would next give priority to (i) requests of stockholders with "qualifying disabilities" (as defined in the A&R SRP), and in the discretion of the Company's board of directors, stockholders with another involuntary exigent circumstance, such as bankruptcy, and (ii) next, to requests for full repurchases of accounts with a balance of 100 or less shares at the time the Company receives the request, in order to reduce the expense of maintaining small accounts. Thereafter, the Company will honor the remaining quarterly repurchase requests on a pro-rata basis. Unfulfilled requests will be carried over automatically to subsequent repurchase periods unless a stockholder withdraws a request pursuant to the terms of the A&R SRP.

Repurchases of K Shares, K-I Shares and K-T Shares will be made quarterly upon written request to the Company at least 15 days prior to the end of the applicable quarter. Valid repurchase requests will be honored approximately 45 days following the end of the applicable quarter (the "Repurchase Date"). Stockholders may withdraw their repurchase request at any time up to five business days prior to the Repurchase Date.

No shares can be repurchased under the Company's A&R SRP until after the first anniversary of the date of purchase of such shares; provided, however, that this holding period shall not apply to repurchases requested within two years after the death or disability of a stockholder. Additionally, any shares purchased pursuant to the Company's DRIP will be excluded from the one-year holding requirement. For stockholders that have made more than one purchase of K Shares, K-I Shares or K-T Shares in the Public Offering and/or Private Offering, the one-year holding period will be calculated separately with respect to each such purchase. Repurchases of K Shares, K-I Shares and K-T Shares, when requested, are at the Company's sole discretion and generally will be made quarterly. Shares repurchased under the A&R SRP program will become unissued shares and will not be resold unless such sales are made pursuant to transactions that are registered or exempt from registration under applicable securities laws. The Company will not pay its Sponsor, board of directors, PHA or their affiliates any fees to complete transactions under the A&R SRP.

The per share repurchase price will depend on the length of time the stockholder has held such shares as follows:

Share Purchase Anniversary	Repurchase Price on Repurchase Date
Less than 1 year	No Repurchase Allowed
1 year	92.5% of most recent estimated per share NAV
2 years	95.0% of most recent estimated per share NAV
3 years	97.5% of most recent estimated per share NAV
4 years	100.0% of most recent estimated per share NAV
In the event of a stockholder's death or disability	100.0% of most recent estimated per share NAV

Notwithstanding the foregoing, pursuant to securities laws and regulations, at any time the Company is engaged in an offering, the repurchase amount shall never be more than the current offering price of such shares. Shares repurchased in connection with a stockholder's bankruptcy or other exigent circumstance, in the sole discretion of the Company's board of directors, within one year from the purchase date will be repurchased at a price per share equal to the price per share the Company would pay had the stockholder held the shares for one year from the purchase date.

The purchase price for repurchased shares will be adjusted for any stock dividends, combinations, splits, recapitalizations, or similar corporate actions with respect to the Company's common stock. If the Company has sold any properties and have made one or more special distributions to stockholders of all or a portion of the net proceeds from such sales, the per share repurchase price will be reduced by the net sale proceeds per share distributed to stockholders prior to the Repurchase Date to the extent such distributions are not used to pay accumulated, accrued and unpaid distributions on such K Shares, K-I Shares and K-T Shares. The Company's board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While the Company's board of directors does not have specific criteria for determining a special distribution, the Company expects that a special distribution will occur only upon the sale of a property and the subsequent distribution of net sale proceeds.

During the year ended December 31, 2024, the Company fulfilled repurchase requests and repurchased K Shares, K-I Shares and K-T Shares pursuant to the share repurchase program as follows:

For the Quarter Ended	Total Number of Shares Requested to be Repurchased	Total Number of Shares Repurchased	Average Price Paid per Share
March 31, 2024	58,407	17,168	$ 11.49
June 30, 2024	142,529	17,607	$ 11.52
September 30, 2024	40,088	19,615	$ 10.17
December 31, 2024	61,188	19,488	$ 10.17
	302,212	73,878	

The Company generally repurchases shares approximately 45 days following the end of the applicable quarter in which requests were received.

Share Class	Requests Received During 3 Months Ended	Number of Share Repurchases Requested	Date Repurchased	Shares Repurchased	$ Amount of Shares Repurchased	Average $ Amount per share	Requests Withdrawn	Repurchase Requests Outstanding at December 31, 2024
K	6/30/2023	59,587 [1]	8/23/2023	16,090	$ 184,422	$ 11.46	—	—
			12/7/2023	13,110	$ 149,824	$ 11.43	—	—
			3/7/2024	4,654	$ 53,189	$ 11.43	—	—
			5/8/2024	2,531	$ 29,078	$ 11.49	—	23,202
K	9/30/2023	10,274 [1]	12/7/2023	3,097	$ 35,704	$ 11.53	—	—
			3/7/2024	1,099	$ 12,675	$ 11.53	—	—
			5/8/2024	596	$ 6,868	$ 11.53	—	5,482
K	12/31/2023	52,823 [1]	3/7/2024	10,801	$ 124,535	$ 11.53	—	—
			5/8/2024	4,118	$ 47,486	$ 11.53	—	37,904
K	3/31/2024	56,794 [1]	5/8/2024	9,864	$ 113,731	$ 11.53	—	46,930
K	6/30/2024	142,529 [1]	8/22/2024	19,615	$ 199,490	$ 10.17	—	
			11/5/2024	19,258	$ 195,853	$ 10.17		103,656
K	9/30/2024	40,088 [1]	11/5/2024	230	$ 2,338	$ 10.17	—	39,858
K	12/31/2024	42,948	TBD	—	$ —	$ —	—	42,948
Total K Share redemption requests outstanding								**299,980**
K-I	6/30/2023	5,591 [1]	8/23/2023	1,101	$ 12,625	$ 11.47	1,036	—
			12/7/2023	1,041	$ 12,003	$ 11.53	—	—
			3/7/2024	370	$ 4,261	$ 11.52	—	—
			5/8/2024	200	$ 2,309	$ 11.55	—	1,843
K-I	12/31/2023	1,595 [1]	3/7/2024	244	$ 2,675	$ 10.96	—	—
			5/8/2024	140	$ 1,526	$ 10.90	—	1,211
K-I	3/31/2024	1,613 [1]	5/8/2024	158	$ 1,823	$ 11.53	—	1,455
K-I	12/31/2024	18,240	TBD	—	$ —	$ —	—	18,240
Total K-I Share redemption requests outstanding								**22,749**

(1) Our board of directors determined that the funding limitation under the A&R SRP was reached in the referenced quarter with respect to share repurchase requests, as there were insufficient net proceeds from the DRIP to fund all share repurchase requests. As of December 31, 2024, there were 72 outstanding and unfulfilled repurchase requests for 299,980 K Shares and 22,749 K-I Shares.

Distributions

During the year ended December 31, 2024, the Company's board of directors authorized the payment of distributions as follows:

Date Paid	Shares Outstanding Date	Date Authorized	Record Date	Amount Per Share Per Day	Distributions				
					K Share	K-I Share	K-T Share	OP Unit	Total
2/8/2024	12/31/2023	2/5/2024	2/7/2024	$0.001917808	$ 690,557	$ 240,782	$ 862	$ 22,606	$ 954,807
5/3/2024	3/31/2024	4/30/2024	5/1/2024	$0.001912568	680,560	238,600	521	22,299	941,980
8/7/2024	06/30/2024	8/2/2024	8/6/2024	$0.001912568	678,795	239,941	366	22,299	941,401
11/5/2024	09/30/2024	10/30/2024	11/4/2024	$0.001912568	685,746	243,995	1	22,544	952,286
					$ 2,735,658	$ 963,318	$ 1,750	$ 89,748	$ 3,790,474

During the year ended December 31, 2023, the Company's board of directors authorized the payment of distributions as follows:

Date Paid	Shares Outstanding Date	Date Authorized	Record Date	Amount Per Share Per Day	Distributions				
					K Share	K-I Share	K-T Share	OP Unit	Total
2/9/2023	12/31/2022	2/6/2023	2/8/2023	$0.001917808	$ 694,914	$ 236,910	$ 3,831	$ 22,606	$ 958,261
5/4/2023	3/31/2023	4/26/2023	5/3/2023	$0.001917808	678,982	233,064	2,856	22,115	937,017
8/9/2023	06/30/2023	8/4/2023	8/8/2023	$0.001917808	683,412	236,148	2,401	22,360	944,321
11/2/2023	9/30/2023	10/30/2023	11/1/2023	$0.001917808	689,334	239,538	2,448	22,606	$ 953,926
12/21/2023					—	—	—	22,822	$ 22,822
					$ 2,746,642	$ 945,660	$ 11,536	$ 112,509	$ 3,816,347

On March 3, 2020, the Company's stockholders approved to amend the Company's charter (1) to increase the rate at which cash distributions on K Shares, K-I Shares and K-T Shares automatically accrue under the Company's charter from 6% to 7% per annum of the K Share, K-I Share, and K-T Share Distribution Base, respectively, and (2) to increase the maximum rate at which distributions on A Shares may be authorized by the Company's board of directors and declared by the Company from 6% to 7% of the stated value of an A Share ($10.00) from income and cash flow from ordinary operations on a cumulative basis. The changes pursuant to the Articles of Amendment to the Company's charter are effective beginning with distributions that accrued on March 31, 2020.

The Company paid quarterly distributions with respect to all 2023 and 2024 quarters with operating cash flow from its hotel properties, consistent with prior distributions. The Company's board of directors will make determinations as to the payment of future distributions on a quarter by quarter basis; however, distributions will continue to accumulate pursuant to the Company's charter.

Note 9 - Income Taxes

The Company recognized consolidated income tax benefits of $106,253 and $149,374, respectively, for the years ended December 31, 2024 and 2023, respectively. These amounts relate to the operations of the Company's TRSs.

At December 31, 2024 and 2023, the Company had net deferred tax assets of $299,084 and $183,646, respectively, due to temporary differences between the timing of the GAAP recognition and tax recognition of certain expenses and net operating losses. The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets and determined it is more likely than not that the Company may not fully recognize the benefits of its deferred tax assets. As such, a valuation allowance has been established upon a portion of such deferred tax assets as of December 31, 2024. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Note 10 - Commitments and Contingencies

Economic Dependency

The Company depends on PHA for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company's real estate portfolio, and other general and administrative responsibilities. In the event that PHA is unable to provide these services to the Company, the Company will be required to obtain such services from other sources, and the Company's failure to identify such other sources could have an adverse impact on the Company's financial condition and results of operations.

Legal Matters

From time to time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company's results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

Environmental

All real properties and the operations conducted on real properties are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. In connection with ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company intends to take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of all properties that the Company acquires.

Note 11 – Segment Reporting

The Company's business consists of owning, managing, operating, leasing, acquiring, developing, investing in, and disposing of real estate assets operating in a single segment. The Company's President and Chief Executive Officer is its chief operating decision maker ("CODM") responsible for managing and allocating resources for the Company at a consolidated level.

The CODM uses consolidated net income to assess the segment's overall performance, with specific focus on the segment revenue and expenses associated with the Company's hotel operations. The table below includes information about the Company's segment, including significant segment expenses, and a reconciliation to net income.

| | Year Ended December 31, | |
	2024	2023
Revenue:		
Total revenue.	$ 31,883,877	$ 29,980,254
Operating expenses:		
Rooms	6,018,897	5,842,776
Food and beverage	1,613,437	1,602,021
Other property operating expenses	11,149,871	10,579,777
Property management fees to affiliates	956,558	899,516
Other segment expenses [1]	6,458,238	6,379,675
Operating income:	5,686,876	4,676,489
Non-operating expenses:		
Gain on disposal of fixed assets	—	53,000.00
Interest expense, net	(3,733,207)	(2,939,204)
Gain (loss) on interest rate swap/cap	7,237	(183,370)
Income tax benefit	106,253	149,374
Segment and consolidated net income	$ 2,067,159	$ 1,756,289

(1) Other segment expenses include corporate general and administrative, other fees to affiliates and depreciation and amortization.

Note 12 – Subsequent Events

The Company has evaluated subsequent events through the filing of this Annual Report on Form 10-K and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the following:

On January 14, 2025, the Company's board of directors authorized the payment of distributions, with respect to each K Share, K-I Share and K-T Share outstanding as of December 31, 2024, to the holders of record of K Shares, and K-I Shares as of the close of business on January 16, 2025. With respect to the K Shares, and K-I Shares outstanding as of December 31, 2024, the cumulative amount of distributions that had accrued on a daily basis with respect to each K Share, and K-I Share since September 30, 2024, was $684,393, or $0.0019125683 per K Share per day, $245,671, or $$0.0019125683 per K-I Share per day, respectively. Such distributions were paid to stockholders in cash or in additional shares pursuant to the DRIP on January 17, 2025.

On January 17, 2025, we granted an additional 250 shares of Class K common stock to each of the three independent directors. The fair value of each share of our Class K common stock issued on January 17, 2025 was estimated to be $9.66 per K Share. As of March 24, 2025, we had issued an aggregate of 6,000 shares of Class K common stock to our independent directors in connection with their appointment or re-election to our Board. Restricted share awards vest over a specified period of time or upon attainment of pre-established performance objectives.

Subsequent to December 31, 2024 and through March 24, 2025, pursuant to the DRIP Offering, the Company sold approximately 11,598 K Shares at a weighted average price of $9.66 per share for gross proceeds of $112,037, and approximately 9,607 K-I Shares at a weighted average price of $9.66 per share gross proceeds of $92,803, for total gross proceeds of $204,840, in the DRIP Offering.

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Exhibit 19.1

PROCACCIANTI HOTEL REIT, INC.
INSIDER TRADING POLICY

Approved and adopted as of March 20, 2025

In order to promote compliance with federal, state and foreign securities laws and take an active role in the prevention of insider trading violations by Insiders (as defined below) of Procaccianti Hotel REIT, Inc. (including its subsidiaries, the "Company"), the Company has adopted this Insider Trading Policy (this "Policy").

No director, officer or employee of the Company, its subsidiaries, Procaccianti Hotel Advisors, LLC (the "Advisor"), or any of their immediate family[1] members living in their household or any trusts, corporations or other entities controlled by a person covered by this Policy (each, an "Insider" and, collectively, the "Insiders") may engage in transactions in any securities while in possession of material nonpublic information regarding the issuer of such securities where such information was improperly obtained, where it was obtained under circumstances contemplating that it would not be used for personal gain and in certain other circumstances (otherwise referred to as "insider trading"), nor may any Insider communicate such material nonpublic information to any person who could use such information to purchase or sell securities (otherwise referred to as "tipping").

Liability for insider trading or tipping is contingent upon the existence of some fiduciary or other duty, a relationship of trust with respect to the source of the material nonpublic information or the misappropriation of such information. Any Insider who comes into possession of material nonpublic information should presume that such a duty or relationship exists until the Company's legal personnel or the Procaccianti Hotel REIT, Inc. Board of Directors ("Board of Directors") or another designated officer of the Company, advises the Insider to the contrary.

In addition, this Policy prohibits Insiders from, without the prior approval of the Board of Directors or their designated officer of the Company:

- buying or selling puts or calls or other derivative securities (other than derivative securities issued by the Company, such as convertible notes) based on the Company's securities;
- engaging in the short sale of the Company's securities;
- holding the Company's securities in a margin account or pledging the Company's securities as collateral for a loan; or
- entering into hedging or monetization transactions or similar arrangements with respect to the Company's securities.

Before purchasing, selling, redeeming, gifting, including charitable donations, or otherwise transacting in, either personally or on behalf of others, any of the Company's outstanding securities, each Insider must obtain clearance from the Board of Directors or their designated officer of the Company. Insiders who are employees or officers of the Company, its Advisor or their affiliates are also subject to additional requirements regarding personal securities trading and holdings set forth in applicable codes of ethics.

---

1 "Immediate family" means a Covered Person's spouse, children, stepchildren, grandchildren, parents, grandparents, stepparents, siblings, and persons with whom the Covered Person has an adoptive or in-law relationship.

Definition of "Securities"

The term "securities" includes common and preferred stock, debt securities, options or derivative instruments with respect to securities, securities that are convertible into or exercisable or exchangeable for other securities, as well as partnership interests.

Definition of Material Information

The question of whether information is "material" is not always easily resolved. Generally speaking, information is "material" where there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy or sell the securities in question or where the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the "total mix" of information available. Where the nonpublic information relates to a possible or contingent event, materiality depends upon a balancing of both the probability that the event will occur and the anticipated magnitude of the event in light of the totality of the activities of the issuer involved. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material, as well as any questions regarding specific transactions, to the Advisors legal department.

Common, but by no means exclusive, examples of what may be "material" include the following:

- Distribution changes;
- Financial forecasts;
- Changes in previously disclosed financial information;
- Mergers or significant acquisitions or dispositions;
- Proposed issuances of new securities;
- Tender offers of existing securities;
- Changes to the share repurchase program;
- Major litigation or any outcomes of or developments in such litigation;
- Significant changes in management or operations;
- Significant development with respect to a tenant, lease or property;
- Significant new investment targets to be introduced;
- Extraordinary borrowings or liquidity problems;
- Purchase or sale of substantial assets;
- Governmental investigations, criminal actions or indictments and any collateral consequences;
- Information received from political intelligence firms such as legislative and regulatory research analysis reports that are not publicly available;
- Cybersecurity incidents or threats; and
- Violations or potential violations of applicable law.

"Inside" information could be material because of its expected effect on the net asset value of the Company, securities of companies with whom the Company does business or in which the Company has made or considered making an investment. Moreover, the resulting prohibition against the misuse of inside information includes not only restrictions on trading in the Company's outstanding securities, but restrictions on trading in the securities of such other companies affected by the inside information.

Definition of "Nonpublic" Information

Information is "nonpublic" until it has been made available to investors generally and they have had time to act on it. In this respect, one must be able to point to some fact to show that the information is generally public, such as inclusion in reports filed with the Securities and Exchange Commission or press releases issued by the issuer of the securities or reference to such information in wire services or publications of general circulation such as Reuters, Bloomberg, Dow Jones, *The Wall Street Journal* or *The New York Times*. In addition, the fact that information has been disclosed to a few members of the public does not necessarily make it "public" for insider trading purposes.

Penalties for Insider Trading

Liability and penalties for insider trading or tipping are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation (for example, where the person tipped another).

Penalties and liabilities include:

- Civil injunctions;
- Private civil damage actions;
- Jail sentences;
- Disgorgement of profits (or the amount of losses avoided) plus statutory interest;
- Civil penalties for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually received a benefit (for example, where the person tipped another);
- Civil penalties for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided; and
- Criminal sanctions and/or imprisonment.

In addition, any violation of this Policy can be expected to result in serious sanctions by the Company or the Advisor, including dismissal of the persons involved.

Transactions Subject to this Policy

This Policy applies to all transactions, direct or indirect, in (i) the Company's securities while an Insider is in possession of material nonpublic information about the Company, and (ii) the securities of certain companies with whom the Company does business or in which the Company has made or considered making an investment while an Insider is in possession of material nonpublic information about such company that the Insider obtained in the course of such Insider's relationship with the Company.

This Policy continues to apply to transactions even after Insiders have terminated employment or other services to the Company. If Insiders are aware of material nonpublic information when their employment or service relationship terminates, they may not transact or trade in the Company's securities until that information has become public or is no longer material.

Preclearance Before Trading in the Company's Securities

The Company does not intend to list its outstanding securities on a securities exchange. Generally, the Company's securities will only be available for purchase pursuant to accepted subscription orders as of the first day of each month, and such securities may only be sold or redeemed pursuant to the Company's share redemption program or as a result of a liquidation event (as defined in the applicable subscription agreement). Before purchasing, selling, redeeming or gifting either personally or on behalf of others, any of the Company's outstanding securities, Insiders must obtain clearance from the Board of Directors or their designated officer of the Company. Clearance of a transaction will generally be valid only for a period specified by the Board of Directors or their designated officer of the Company. If the transaction is not completed within the specified period, pre-clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

From time to time, material nonpublic information regarding the Company may be pending and not publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods. If the Company imposes a special blackout period, it will notify the persons affected. Thereafter, and until they receive notice that the special blackout period has ended, such individuals shall be prohibited from engaging in any transactions involving the Company's securities and from disclosing the fact of such suspension of trading to others.

Pre-clearance should not be considered a "safe harbor," and all Insiders should use good judgment at all times. If an Insider is in possession of material nonpublic information, even if cleared to transact, then the Insider should not trade in the Fund's securities until the information has been made publicly available or is no longer material.

Transactions Pursuant to an Approved 10b5-1 Trading Plan

The prohibitions on trading outlined in this Policy do not apply to transactions under a pre-existing written plan, contract, instruction or arrangement (a "Rule 10b5-1 Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") that: (i) at the time of adoption or modification, has been reviewed and approved by the Board of Directors or their designated officer of the Company; (ii) was entered into or modified in good faith by the Insider during an Open Trading Window, at a time when the Insider was not in possession of material nonpublic information about the Company, and could have otherwise engaged in a transaction in the Company's securities pursuant to the terms of this Policy; (iii) (A) explicitly specifies the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; (B) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold; or (C) gives a third party the discretionary authority to execute such purchases and sales, outside the influence or control of the Insider, so long as such third party does not possess any material nonpublic information about the Company; and (iv) otherwise complies with the requirements of Rule 10b5-1 under the Securities Exchange Act.

Once a Rule 10b5-1 Plan is approved and is adopted or modified, it is subject to a "cooling-off" period before execution of the first trade. The cooling-off period for directors and officers subject to Section 16 of the Securities Exchange Act ends on the later of: (1) 90 days following the Rule 10b5-1 Plan adoption or modification or (2) two business days following the disclosure in Form 10-Q or Form 10-K of the Company's financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (however, the cooling-off period will not exceed 120 days following plan adoption or modification). For all other Insiders, a 30-day cooling-off period is required.

An Insider may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and officers subject to Section 16 of the Securities Exchange Act must include a representation in their Rule 10b5-1 Plan to certify that: (i) they are not aware of any material nonpublic information regarding the Company; and (ii) they are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All Insiders entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

Note that any trades made pursuant to an approved Rule 10b5-1 Plan by individuals who are subject to Section 16 of the Securities Exchange Act, give rise to a Section 16 reporting obligation on the Company's periodic report for the quarter in which the Rule 10b5-1 Plan is adopted or terminated or modified. The Insider is responsible for ensuring that the Rule 10b5-1 Plan is validly adopted and transactions made thereunder are appropriately reported. The early termination of a Rule 10b5-1 Plan must be approved by the Board of Directors or their designated officer of the Company.

Each Insider shall instruct the third-party effecting transactions on its behalf under a Rule 10b5-1 Plan to send duplicate confirmations of all transactions effected under the Rule 10b5-1 Plan to the Board of Directors or their designated officer of the Company.

Obligations under this Policy

Insiders at all times should avoid even the appearance of impropriety with respect to trading in the Company's securities or the securities of any of the companies with whom the Company does business or in which the Company has made or considered making an investment. When there is any question as to a potential application of this Policy, insider trading laws or any other restrictions on insider trading, or if you know of a suspected violation of this Policy or those laws or other restrictions, you should consult with the Company's legal department.

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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333- 257360) of Procaccianti Hotel REIT, Inc. and in the related Prospectus of our report dated March 24, 2025, with respect to the consolidated financial statements of Procaccianti Hotel REIT, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2024.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 24, 2025

EXHIBIT 31.1

**Certification of Principal Executive Officer Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002**

I, James A. Procaccianti, certify that:

1. I have reviewed this Annual Report on Form 10-K of Procaccianti Hotel REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2025

By: /s/ James A. Procaccianti
James A. Procaccianti
Chief Executive Officer, President and
Chairman of the Board of Directors
(Principal Executive Officer)

EXHIBIT 31.2

Certification of Principal Executive Officer Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Gregory Vickowski, certify that:

1. I have reviewed this Annual Report on Form 10-K of Procaccianti Hotel REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2025

By: /s/ Gregory Vickowski
Gregory Vickowski
Chief Financial Officer, Treasurer and Director
(Principal Accounting Officer and Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and in connection with the Annual Report on Form 10-K of Procaccianti Hotel REIT, Inc. (the "Company") for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company hereby certifies, to the best of his knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2025

By: /s/ James A. Procaccianti
James A. Procaccianti
Chief Executive Officer, President and
Chairman of the Board of Directors
(Principal Executive Officer)

Date: March 24, 2025

By: /s/ Gregory Vickowski
Gregory Vickowski
Chief Financial Officer, Treasurer and Director
(Principal Accounting Officer and Principal Financial Officer)

The foregoing certification is being furnished with the Company's Annual Report on Form 10-K for the year ended December 31, 2024, pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and it is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general information language in such filing, except to the extent that the Company specifically incorporates by reference.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.